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Follow-Up Materials

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REGISTRANT'S NAME Legend Group Ltd

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JUL 23 2002
THOMSON FINANCIAL

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OICF/BY: dlw

DATE : 7/16/02

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二零零一至零二年年報

ANNUAL REPORT 2001 - 02

NOVEMBER 11月

- The "Conference for Promoting Informatisation of Enterprises", jointly organised by the State Economic & Trade Commission and the Ministry of Information Industry, was held at Legend's Beijing headquarters. Vice Premier Wu Bangguo, Minister Wu Jichuan of Ministry of Information Industry, and leaders of 100 large Chinese enterprises visited Legend's Beijing headquarters and shared Legend's experiences in developing its management information system
- Roll out of Home Cyber Port series, including Supremia and Premia PCs and 7 new digital peripherals
- 由國家經貿委、信息產業部主辦的「推進企業管理信息化工作現場會」在聯想的北京總部召開。國務院副總理吳邦國、信息產業部部長吳基傳及來自全國100多家大型企業的領導共同參觀聯想北京總部，分享聯想在信息化建設的成功經驗
- 推出家庭數碼港天麒、天麟電腦和7款最新的數碼外設產品

DECEMBER 12月

- Chairman Liu Chuanzhi selected by US magazine *Time* as one of the world's 25 most influential business leaders
- 主席柳傳志被美國《時代》雜誌評選為全球25位最具影響力商界領袖之一

2002

JANUARY 1月

- 55% equity interest in Techwise Circuits was sold to Kingboard, which became Techwise Circuits' major shareholder
- 集團向建滔出售科惠55%權益，引入建滔作為科惠的主要股東


SIGNING CEREMONY

FEBRUARY 2月

- Joint venture with Xoceco was announced, along with a strategic alliance with Texas Instruments, marking Legend's formal entry into the mobile handset business
- 宣佈與廈華電子組合資公司，及與德州儀器組策略性聯盟，正式開展移動電話業務

MARCH 3月

- Investment in Han to jointly develop IT management consultancy business in China
- 入股漢普，共同發展中國IT管理諮詢業務

APRIL 4月

- Announced joint venture with AI Software to develop IT services for the insurance industry
- 宣佈與智軟成立合資公司，共同發展保險領域IT服務


Asia Logistics

Contents 目錄

2001

APRIL 4月

- Yang Yuanqing appointed as President and CEO of Legend Group Limited
- 楊元慶獲委任為聯想集團有限公司總裁及首席執行官

JUNE 6月


联想
LEGEND
神州数码
Digital China

- Spin-off of Digital China and its successful listing on the Stock Exchange of Hong Kong
- Joint venture with AOL was announced to develop consumer interactive service business in China

- 成功分拆旗下神州數碼於香港聯合交易所上市
- 宣佈與AOL成立合資公司，攜手在中國市場發展消費者互動服務業務



JULY 7月

- President Yang Yuanqing selected by US magazine *BusinessWeek* as one of its "Stars of Asia"
- Cooperation agreement signed with the world's six largest liquid crystal display (LCD) monitor manufacturers, for the joint promotion of LCD computers in China
- "Legend Application Solution Centre" set up with Intel in Beijing, promoting server applications based on the Intel architecture
- 總裁楊元慶被美國《商業周刊》評為「亞洲之星」
- 與全球六大液晶顯示器製造商簽訂合作協議，攜手推動液晶顯示電腦在中國市場的發展
- 與Intel在北京成立「聯想應用方案中心」，推動基於Intel架構的服務器應用

AUGUST 8月

- Strategic agreement reached with Siemens for the joint development of the first batch of wireless handheld devices in the PRC based on 2.5 generation communication technology (GPRS)
- 與德國西門子公司簽訂在無線互聯領域的戰略性合作協議，共同開發中國第一批建基於第2.5代通訊技術GPRS的無線手持設備

SEPTEMBER 9月


联想

- Announced to set up a joint venture with Gigabyte to develop contract manufacturing business
- 宣佈與技嘉組合資公司，共同拓展合同製造業務

Mission Statement 使命

To streamline our customers' living and working conditions by providing them with the latest and best in IT products and services

To maximise our shareholders' long-term benefits

To provide a stimulating and challenging working environment in which employees can find multiple opportunities for personal and professional advancement

To contribute responsibly to the development of the wider community

提供信息技術、工具和服務，使人們的生活和工作更加簡便、高效、豐富多彩

回報股東長遠利益

創建發展空間，體現員工價值，提高工作和生活質量

服務社會文明進步

		2002 (HK$m) (港幣百萬元)	2001 (HK$m) (港幣百萬元)	Increase / (Decrease) 增 / (減)
Operating Results	**經營業績**			
Turnover	營業額			
Actual	實際	**20,853**	27,219	(23.39)%
Proforma	備考	**19,267**	18,665	3.23%
Earnings before interest, taxation, depreciation and amortisation expenses	除利息、稅項、折舊及攤銷前經營溢利			
Actual	實際	**1,009**	971	3.91%
Proforma	備考	**973**	740	31.49%
Profit attributable to shareholders	股東應佔溢利			
Actual	實際	**1,045**	114	816.67%
Proforma and before restatement	備考及重列前	**1,026**	718	42.90%
Financial Position	**財務狀況**			
Total tangible assets	有形資產總值			
Actual	實際	**5,692**	8,028	(29.10)%
Proforma	備考	**5,692**	6,350	(10.36)%
Cash reserves	現金儲備			
Actual	實際	**2,441**	2,634	(7.33)%
Proforma	備考	**2,441**	2,383	2.43%
Total borrowings	債項總額			
Actual	實際	–	832	N/A
Proforma	備考	–	19	N/A
Shareholders' fund	股東資金			
Actual / Proforma	實際 / 備考	**3,682**	3,883	(5.18)%
Financial Ratio	**財務比率**			
Return on tangible assets (%)	有形資產回報率(%)			
Actual	實際	**24.6**	2.8	778.57%
Proforma and before restatement	備考及重列前	**30.3**	23.9	26.78%
Interest cover (times)	利息覆蓋比率(倍)			
Actual	實際	**93.1**	6.1	1426%
Proforma and before restatement	備考及重列前	**635.7**	42.4	1399%
Current ratio (times)	流動比率(倍)	**2.2**	1.7	29.41%
Others	**其他**			
Dividends (HK cents)	股息(港仙)			
Interim dividend	中期股息	**1.5**	1.1	36.36%
Proposed final dividend	擬派末期股息	**3.6**	2.4	50.00%
Earnings per share - basic (HK cents)	每股盈利 — 基本(港仙)			
Actual	實際	**13.86**	1.52	811.84%
Proforma and before restatement	備考及重列前	**13.61**	9.63	41.33%


TURNOVER for the year ended 31st March
(HK$m)
Actual
Proforma
27,219
20,853
19,267
17,450
18,665
11,634
11,004
6,914
99
00
01
02


PROFORMA TURNOVER ANALYSIS BY BUSINESS SEGMENTS
52.31%
Corporate IT business
38.41%
Consumer IT business
1.12%
Handheld device business
7.96%
Contract manufacturing business
0.20%
Internet service business



Liu Chuanzhi *Chairman*
柳傳志 主席

On the back of a global economic downturn and subsequent IT market slowdown, even China's booming IT market was adversely affected, experiencing reduced levels of growth in 2001. After several years of seeing the market develop at high speed, in which the Group experienced surging market share and consistently excellent financial results, Legend last year had to face a wholly different business environment which presented the new management team with major challenges. Despite the unfavourable environment, the team approached their task with confidence, exploiting the difficult conditions by using them as a spur to readjust and reform the Group's strategies for survival and growth. After a careful analysis of market conditions, the management team put into practice a number of measures designed to stabilise the market and sustain Legend's general economic health in the face of difficult conditions. These measures were successful in improving both the Group's gross profit and net profit margins, and maintaining continuous growth in profits.



全球經濟蕭條及IT市場增長放慢的影響，2001年中國IT市場的增長速度比較過往幾年降低。在這一年中，聯想新的管理團隊經歷了嚴峻的考驗。他們曾經在快速增長的中國IT市場上連續多年創造成功，過去幾年聯想電腦的市場份額及業績大幅增長，然而在2001年這個外部環境發生變化的時期，應該如何調整自身，適應環境，使企業保持健康發展，這些問題給這個年輕的管理團隊帶來巨大挑戰。經過對市場變化的冷靜分析，聯想管理層在年中率先調整了市場目標及策略，把維護市場環境及保持企業自身健康放在首要位置，這個調整使聯想下半年毛利率及純利率都獲得明顯改善，從而確保了集團全年的盈利水平得以繼續提高。

>> Exposure to adverse conditions over the past year has honed the skills of Legend's new management team and led to satisfactory results ...

在過去一年，聯想新管理層經歷了嚴峻的考驗，取得了令人滿意的業績 ...<<

Legend's healthy growth has partly come about due to its enhanced profile as a services and technologies provider and its increasing levels of informatisation over the past year, a repositioning which has set the Group up for new and wide-ranging anticipated future growth. Alongside this, the development of new business areas has reaped early rewards, beside providing Legend with valuable experience in strategic investment and the handling of international cooperative endeavours.

I believe economic development occurs in cycles, presenting a continuing round of opportunities and challenges. Ultimately, an enterprise's vitality and achievement rests upon the intelligence and the sheer drive of its leaders, honed by exposure to adversity. The past year has brought its share of the latter, and I am highly encouraged to see that Legend's management, led by Yang Yuanqing, has drawn on these experiences to grow further into a mature, proactive and resilient team. The clear abilities of the management in evaluating difficult situations and learning from experience, and their collective passion in seeking changes and innovations prove that they are indeed Legend's most valuable assets to investors.



Liu Chuanzhi
Chairman
Hong Kong, 23rd May 2002

在過去一年，聯想在保持健康發展的同時，還堅持在技術及服務這兩個方向上大力投入，並不斷加大企業內部信息化建設的力度，為公司長遠發展奠定了良好的基礎。此外，聯想在以策略投資及國際合作的方式拓展新業務方面也取得長足的進展及積累了寶貴的經驗。

我認為經濟的發展循環往復，機會及挑戰永遠並存，企業的生命力在於企業領導人的意志及智慧，只有經歷過各種磨煉、各種考驗的管理團隊才能夠成就更大的事業。在過去一年，我高興的看到，以楊元慶為核心的年輕管理團隊，在經歷了嚴峻的市場考驗後，他們變得更加成熟、更加敏銳、更加堅毅。他們總結經驗、尋求創新，他們應該是投資者最寶貴的財富。



柳傳志
主席
香港，二零零二年五月二十三日

You became Legend's CEO in 2001. How would you assess Legend's performance over the past year?

The global IT industry was seriously affected by the economic downturn of 2001 and the market slowdown that followed, while China's IT market, after several years of rapid growth, has also moved into a period of adjustment following the burst of the Internet bubble two years ago. Despite such an unpromising environment, Legend still managed to expand its proforma turnover by 3.2% compared with last year. While proforma net profit grew by 42.9%, gross profit and net profit margins also improved. Given the Group's recent major business restructuring and the on-going fluctuations of the China market, these results are a remarkable testimony to the Group's enterprise and commitment during the past year.

The Group achieved much besides commendable financial results over the year, not least the experience of learning to develop rapid and positive reactions to market changes. After operating for several years in a rapidly growing market, last year's contrasting business environment prompted us to enhance the efficiency of our operations, to improve measures for countering risk, and to strenghten our management capabilities.

2001 also saw impressive progress in the Group's transformation into a technology and service company. High levels of investment were maintained both in research and development ("R&D") and in services, despite the need to reduce operating expenses. It is because technology and services are earmarked as areas of the Group's core competence which will drive new growth in the future. Elsewhere, 2001 also saw Legend make great strides in the development of new business areas.

2001年是您成為聯想CEO的第一年，您怎樣評價這一年聯想的業績？

2001年全球經濟蕭條及市場衰退對全球IT企業都造成一定的打擊，中國市場在經歷了連續數年高速成長，尤其是前兩年的互聯網泡沫之後也進入了調整期。在這樣的市場形勢下，聯想的備考營業額比較去年增長了3.2%，備考純利增長也達到了42.9%，全年毛利率及純利率均有所改善。這個成績是在公司進行了重大業務重組及中國市場發生很大變化的情況下取得的，可以說來之不易。

在這一年中，我們還取得了很多其他收穫，當中最寶貴的是我們的隊伍積累了快速反應市場變化的經驗，因為我們過去幾年一直在快速增長的市場中發展，經歷了這樣一年，整個企業的運作效率更高，抗風險能力更強，管理基礎更堅實。

2001年我們在向技術及服務轉型方面也取得很大進展。雖然因為市場增長放慢，我們大幅削減了日常支出，但是我們堅持了在研發及服務方面的投入，希望藉此使技術及服務成為聯想的核心競爭力及新的增長動力。此外，2001年聯想在新業務發展方面也邁進了一大步。



Yang Yuanqing *President and CEO*
楊元慶 *總裁兼首席執行官*

▷▷ Legend has taken major steps towards service-oriented transformation and technological innovation ...

聯想向服務轉型和技術創新邁出了重要的一步 ...◁◁

How exactly has Legend gone about implementing its strategy of transforming itself into a technology and service company in 2001?

In the first place, Legend has completed its transformation into a customer-oriented business structure, allowing us to design, manufacture and deliver products according to the different needs of specific customer groups, as well as devising appropriate group-focused marketing strategies. The restructuring has created a more open and market-oriented management ideology, which has permeated through into Legend's corporate culture generally, underpinning the Group's wider transformation into a technology and service company.

Legend's commitment to technology was evident with the launch in 2001 of a variety of new breakthroughs in server technologies and products, with proprietary intellectual property rights. A major milestone was the ranking of the Group's server products amongst the world's top ten for the first time ever. During the year, Legend initiated a partnership with Intel to set up the largest application solution centre in Asia, and cooperated with IBM in rolling out new fibre-optics storage products and solutions. A particular highlight was the launch of "Wanquan Sureye", a server management software application developed by Legend. Demonstrating the Group's mastery of core server technologies, this software represents a strong foundation from which we expect to develop further high-end corporate IT products and services, particularly now that Legend has established a R&D team dedicated to working on high-end server and back-office technologies. Legend's products in IT security and wireless technology have also had a powerful impact amongst businesses.

An important factor in Legend's transformation into a service company has been the launch by our customer service centres and call centre of "One-Code Service" and "Centralised Reporting System", two initiatives which together have enhanced the competitiveness of our core businesses. From 2001, a reshaped business model has been adopted for handling our large clients, with excellent and widespread results. This includes the establishment of new service models in account management, e-commerce, configuration-to-order and expertise services. "IT 1 for 1" also established its own service model for small and medium enterprises ("SMEs"), a model which effectively drives product sales through the provision of services, and which will assist our channel transformation in the future.

2001年聯想向技術和服務轉型的策略取得了什麼進展？

首先，聯想於2001年初完成了以客戶為中心的業務結構調整，這個調整使我們能夠按照不同的客戶群，建立從產品設計、生產供應到市場營銷等環節都更有針對性的經營模式。隨著結構調整，全體管理層及員工的觀念、意識及企業文化都更加開放、更加市場導向，為公司向技術及服務轉型奠定了良好的基礎。

在技術方面，2001年聯想服務器取得突破性發展，推出多項自有知識產權的新技術及新產品，並首次進入世界十強。年內，聯想與Intel合作建設了亞洲最大的應用方案中心，與IBM合作推出基於光纖通道的存儲方案和產品。聯想自行研發及推出的服務器管理軟件「萬全慧眼」，標誌著聯想在服務器領域掌握了更核心的技術，為聯想進一步向高端企業IT產品及服務推進的發展方向打下了堅實的基礎。此外，聯想還組建了高性能服務器研發隊伍，研發工作全面進入企業IT產品之後台高端領域。另外，聯想的信息安全產品、無線技術產品亦已經開始在實際業務中產生影響。

在服務轉型方面，客戶服務中心、呼叫中心的「一碼通」和「統一報修」項目的落實為我們的核心業務增強了競爭力。大客戶業務模式在2001年已開始從客戶經理、電子商務、按單生產、專職服務幾個方面建立了全新的服務模式，並收到良好的效果。「IT 1 for 1」也建立了對中小企業的服務模式，這些都以服務的方式帶動我們的產品銷售，更重要的是將來帶動渠道轉型。



What did Legend achieve in 2001 in terms of developing new areas of business, and how did it go about doing this?

As part of its service and technology transformation, Legend explored and developed a number of new business areas during 2001. The Group's investment brought returns of over HK$100 million, while at the same time providing valuable experience in the planning of strategic investments and the implementation of international business cooperation. Four major developments can be mentioned:

(1) In cooperation with Xiamen Overseas Chinese Electronics Company Limited ("Xoceco"), Legend entered its newest IT business arena, the mobile handset business. This move offers the Group a foundation for implementing its development strategy of linking up different IT terminals.

(2) Legend's investment in Han International Consulting Company Limited ("Han") was another milestone marking Legend's transformation from a hardware manufacturer to a technology and service provider. The cooperative partnership with Han has given Legend a significant competitive edge, experience and expertise in the IT service arena.

(3) Our cooperation with AOL has established a clear direction for the development of Internet service provision. Once launched, the services will, we believe, go a long way towards driving the development of Internet business in China.

(4) Legend's contract manufacturing business has been greatly enhanced by collaboration with Gigabyte Technology Company Limited ("Gigabyte") and Kingboard Chemical Holdings Limited ("Kingboard") during the year.

2001年聯想在發展新業務方面取得哪些進展？聯想如何發展新業務？

圍繞向服務及技術轉型的策略拓展新業務是聯想2001年的另一項重點工作。在這方面我們取得了重要進展，年內集團來自投資所得收益超過港幣1億元，最重要的是我們在以策略投資及國際合作的方式拓展新業務方面積累了寶貴的經驗。4項主要進展如下：

(1) 通過與廈門華僑電子股份有限公司(「廈華電子」)的合作，聯想啟動了移動電話業務，進入了一個與信息技術相關的嶄新領域，並為實現我們下一步關於信息終端之間互聯互通的技術發展戰略奠定了基礎。

(2) 入股漢普國際諮詢有限公司(「漢普」)是把聯想從硬件廠商向技術及服務轉化的里程碑，與漢普的合作將有利於聯想在IT服務領域建立優勢、積累經驗及人才。

(3) 與AOL的合作使聯想在互聯網服務方面明確了發展方向，相信當服務推出後，會對中國互聯網產業發展有帶動作用。

(4) 與技嘉科技股份有限公司(「技嘉」)、建滔化工集團有限公司(「建滔」)的合作都使得聯想在合同製造這個戰略佈局上有了實質的進展。

The team has demonstrated its ability to react rapidly and positively to market changes ...

我們的隊伍積累了快速反應市場變化的經驗 ...

What do you consider Legend's current level of development from a historical perspective?

從歷史發展的角度看，您認為聯想目前處在一個怎樣的時期？

The Legend of today exists in a period of major historical change. After ensuring its survival in the 1990s by adopting a trading-oriented strategy, the Group has over the past decade developed its own brand products, establishing the famous "Legend" brand and achieving a scale comparable to that of a medium-sized international enterprise. The Group's future mission is to make the name "Legend" not simply synonymous with computers, but also immediately associated with a wide variety of consumer IT products, high-end corporate IT products, IT services and Internet services. Legend must now advance a further step forward to position itself as a world-class enterprise, highly technologically advanced and with versatile business interests across a range of IT areas.

Legend first began to implement its mid to long-term strategic planning in the financial year 2001 / 02. Its target of becoming a "high-tech, service-oriented and international Legend" has been firmly established in Legend's six main business areas, allowing for a full synergy between each that provides the basis for the Group to proceed towards its dual goals of technological innovation and service-oriented transformation.

今天的聯想正處於一個重要的歷史轉折時期。聯想過去經歷了90年代以貿易為主導的求生存階段，此後的10多年發展了自己的品牌產品，造就了聯想電腦這個金字品牌，並達到國際中型企業規模。未來聯想所要完成的使命是如何讓「聯想」的內涵不再僅僅是電腦，而是更豐富的消費IT產品、高端企業IT產品、IT服務、互聯網服務等，聯想必須躍上IT領域多元化發展、技術領先的、世界級規模大企業這一新的台階。

2001 / 02財年是落實聯想中長期戰略規劃的第一年。「高科技的、服務的、國際化的聯想」這一遠景構築於聯想六大業務群組之上，各業務之間相互呼應、相互協同；而技術創新、服務轉型這兩個重點將是聯想邁上第三個台階的關鍵。



What is the potential for developing China's IT market in the future? What directions do you anticipate Legend developing in?

The immediate future will see Legend continue its concentration on the China market, while expanding into adjacent areas of the IT industry. The Group believes that China's IT market possesses formidable opportunities, particularly now that the country has joined the WTO and won the right to host the Olympic Games. The push towards enhancing business competitiveness through information technology has created a significant surge in demand for IT services from both companies and individuals. As China's largest IT enterprise, Legend's development potential is enormous.

In 2002, Legend will continue to move in the direction of service transformation and technological innovation, and at the same time attempt to make major steps forward in the development of new businesses. Within the hardware business, we will be diversifying our computer terminal products, with emphasis on mobile handsets, PDAs and digital products. As for back-office products, Legend will be moving from the simple provision of servers towards offering a full product line of high-end corporate IT products including high-end servers, storage products and network security products.

Building on our established foundation of value-added services that drive product sales, we expect to build up further IT service opportunities and focus on making this area a strong growth driver for the Group, through our provision of Internet services for consumers, one-stop "IT 1 for 1" services for SMEs, and professional IT consultancy services for large corporate clients.

Legend will maintain its strategic commitment to technological enhancement, proceeding from the development of product technology towards advances in application technology and core technology. With our terminal products in mind, we will be looking to develop key wireless technology applications enabling the linkage of various terminals. We will also continue actively seeking breakthroughs in back-office technologies such as super computing, storage and network security technologies, while at the same time working to cultivate new ground in the area of service technology, including software and application solutions.

您認為未來中國IT市場的發展機會如何？聯想業務的發展方向是怎樣的？

未來幾年聯想將繼續以中國市場為主，在IT領域多元化發展。聯想管理層充份相信中國IT市場的發展潛力及機會龐大。隨著中國加入世界貿易組織、申辦奧運成功，各行各業對信息技術及信息服務的需求都在迅速提升，企業及個人都需要以信息技術的手段提高競爭力。作為國內最大的IT企業，聯想有著十分廣闊的發展空間。

2002年聯想仍將以服務轉型和技術創新為主要方向，把新業務向前推進一大步。我們的產品業務要在終端產品上從單一電腦產品向多產品線突破，重點是移動電話、PDA、數碼產品等。在後台產品方面，聯想將全線進入高端企業IT產品，實現從服務器到高性能服務器、存儲產品和網絡安全產品的飛躍。

在服務方面，我們將在原有的、以帶動產品銷售為目的的增值服務之基礎上發展服務型業務，並使其成為聯想新的利潤增長點。具體地説，就是為消費用戶提供互聯網服務，為中小企業用戶提供一站式的「IT 1 for 1」服務，以及為大型客戶提供專業的IT諮詢服務。

在技術方面，公司將沿著從產品技術、應用技術到核心技術的方向發展。對於終端產品，我們將重點關注以無線技術為特色的關鍵應用和各種終端之間的互聯互通。在後台技術方面，我們將力爭在高性能計算、存儲及網絡安全技術上有所突破。我們還將在服務技術，即軟件和應用方案領域繼續創新。

▷▷ The Group aspires to become a high-tech, service-oriented international Legend ...

聯想矢志成為高科技的、服務的、國際化的聯想 ...◁◁

What do you consider to be Legend's long-term goal, and how do you expect to realise it?

Legend aspires to become a high-tech, service-oriented international enterprise whose management standards reach an internationally recognised level, comparable with those companies included in the prestigious *Fortune* 500 list. This is not a goal that can be achieved without the employment of a philosophy of strategic management. It goes without saying that a company must be initiated on the basis of solid foundation management and business management, and I believe that Legend currently occupies this position. My management team and I are now reshaping our management vision to encompass the goals and ideals of strategic management, a concept that means not simply having a clear vision of Legend's future development and goals, but also possessing the business intelligence and expertise to realise these goals. Strategic management skills also involve being able to assess developments as time goes by, and adjust directions as necessary to ensure the Group remains on track towards its long-term targets.

To enhance Legend's value for shareholders, the Group has been committed to an on-going process of reviewing and improving its corporate governance to ensure high levels of transparency. This has gone hand in hand with a more general dedication to implementing the highest corporate values, thus ensuring stable and healthy development and good returns to shareholders in the long run.

您認為聯想的長遠目標是什麼？實現目標的關鍵是什麼？

聯想的志向是要做一間具有世界500強規模和國際一流管理水準的企業，矢志成為高科技的、服務的、國際化的聯想。要實現這一目標，企業必須要具有戰略管理能力。我和我的管理團隊正在致力將我們的主要管理視野從基礎管理、業務管理過渡到戰略管理。所謂戰略管理就是說不僅我們有長遠眼光、能夠描述未來聯想的發展方向和目標，更重要的是去落實、去執行既定的方向和目標。同時要能夠在執行過程中不斷地檢討及作出適當的修正。

為股東利益，集團致力奉行高效的公司治理及不斷提高公司透明度。此外，集團亦一直致力提升企業價值，確保公司保持長期穩定發展，務求為股東帶來長遠良好的回報。



細心聆聽

we LISTEN

Business Review

Despite the past year's difficult operating environment, the Group still managed to sustain healthy growth and make progress towards its targets of technological innovation and service enhancement, at the same time laying solid foundations for its new business initiatives. Overall, Legend was highly successful in transforming itself into a customer-oriented company, putting into place major organisational restructuring, implementing its policy of technological innovation, and shifting its role from that of a pure hardware company into an enterprise providing a comprehensive range of services. These achievements provide an exceptionally solid base for the Group's long-term development. Legend's six major business areas also made good progress towards achieving the targets set for them at the beginning of the year.

Corporate IT Business

Compared to 2000* when the year-on-year growth rate reached 46.5%, the turnover of China's corporate computer market in 2001* dropped 5.1% year on year. This demonstrates that the corporate computer market in China was also affected by the slowdown in growth. Despite this harsh environment, Legend's corporate IT business turnover still recorded a growth of 14% coupled with further improvements in its gross profit margin and operating profit.

In August last year, the Group rolled out a new corporate computer product series, "Kaitian", "Qitian"and "Yangtian", which offered improved design, upgraded functionality and higher overall quality. Catering for the network environment of corporate users, the "Kaitian" series comes with tailor-made application solutions that obtained 34 national patents and gained the CCID's "Technological Innovation Award". The series has been highly commended by corporate users.

* *2001 represents the period from April 2001 to March 2002*
2000 represents the period from April 2000 to March 2001

業務回顧

儘管聯想集團在2001/02財年面對不景氣的經營環境，但仍保持了集團的健康發展，同時在技術、服務、新業務等多方面打下了良好基礎。年內，聯想落實了以客戶為導向的轉型，完成公司組織結構調整，推進技術創新的策略，逐步實現由提供單純硬件產品向提供全面服務的模式轉變。這些舉措為公司長期穩定的發展奠定了良好的基礎。聯想的六大業務群亦按照年初制定的發展策略，有力地向目標推進。

企業IT業務

2001年*中國商用電腦市場總銷售額年比年下降5.1%，相對2000年*46.5%的年比年增長，顯示中國商用電腦市場也受到增長放緩的影響。在這樣的市場環境下，聯想企業IT業務之銷售額仍獲得14%增長，而毛利率及經營利潤亦有明顯改善。

集團於去年8月更新商用電腦產品系列，推出了外觀、性能及品質全新的「開天」、「啟天」及「揚天」系列商用電腦，其中「開天」系列針對企業用戶的網絡環境度身訂做應用方案，不但受到客戶的高度讚賞，更擁有34項國家專利，並獲得賽迪顧問(CCID)的「技術創新獎」。

* *2001年指2001年4月至2002年3月期間*
2000年指2000年4月至2001年3月期間

Markets are ever-changing. We keep our ears to the ground for the first signs of market shifts, and our flexible management tactics allow us to rapidly formulate proactive policies that in turn trigger new market trends.

市場趨勢瞬息萬變，我們憑敏銳的市場觸角、靈活的管理手法，制定出具前瞻性的策略，帶領市場潮流。

MARKET SHARE OF TOP 5 PC BRANDS IN CHINA
中國五大電腦品牌市場佔有率



Founder
方正

8.4%
IBM 國際商業機器 4.2% 4.8%
Dell 戴爾 3.9% 2.9%
Tongfang 同方 3.8% 1.5%
2001
2000

Source: IDC, May 2002 (After white box market size adjustments)
資料來源：IDC, 2002年5月（經調整白牌機市場規模後）

Legend demonstrated its mastery of wireless network technology in the past year by rolling out a notebook computer that utilises such technology, the first time the Group has applied wireless technology to notebook computer products. Tracking technological changes in the market closely, Legend also launched the first notebook computer equipped with an Intel Pentium 4-M chip in China in March this year, a move reflecting the Group's heavyweight R&D capabilities.

在筆記本電腦方面，集團掌握了無線網絡技術，年內推出了具有無線網絡功能的筆記本電腦，首次把無線技術應用於筆記本電腦產品。此外，聯想亦緊貼市場技術轉變，於今年3月推出中國首台配置了Intel P4-M芯片的筆記本電腦，充份反映了聯想的產品研發能力。

Legend achieved spectacular development in its server business, both in terms of market position and technological development. For the October to December 2001 quarter, Legend's servers ranked, for the first time, amongst the world's top ten best selling servers. March this year saw the Group's successful development of the cutting-edge core server technology, "Wanquan Sureye Server Intellectual Monitoring Management System". A new "Legend Wanquan" server series based on Intel's powerful and advanced Xeon CPU technology was also rolled out, with the Group being the only Chinese manufacturer of the eight global OEM strategic partners chosen by Intel to promote its Xeon CPUs. Another breakthrough for Legend came in the area of high-end server development, as it marked its entry into the high-end server market with the launch of the iCluster1800 series. Last November also witnessed the Group's signing of a strategic OEM agreement on storage products with IBM, which will lead to the joint development of storage technologies and the product market.

在服務器方面，聯想無論在市場地位還是在技術方面都取得很好的發展。於2001年10至12月季度，聯想服務器首次進入全球服務器市場銷量排名前10名。今年3月，集團成功研發出服務器核心技術領域的最新成果──「萬全慧眼(Sureye)服務器智能監控管理系統」，並於國內推出基於Intel最新至強(Xeon)CPU技術而開發的新「聯想萬全」服務器，成為Intel在全球8家推進新至強(Xeon)處理器原設備生產商(OEM)戰略合作伙伴中唯一的中國廠商。聯想在高性能服務器方面亦取得了突破，推出iCluster1800系列，標誌著聯想正式進入高性能服務器市場。此外，集團於去年11月與IBM達成存儲產品的策略性OEM合作協議，共同在中國開拓存儲技術及產品市場。

Legend significantly enhanced its service provision for enterprises with the careful positioning of its "IT 1 for 1" service scheme in 2000, effectively stimulating the Group's commercial computer product sales. Through a series of partnerships with software developers in China, Legend also provided a variety of solutions to SMEs, such as those dealing with imports and exports, customs declaration, training, manufacturing and design. To enhance the channel's provision of value-added services, Legend signed up 145 partners for its "IT 1 for 1" scheme and provided them with versatile professional training.

在企業增值服務方面，聯想於2000年推出的服務品牌「IT 1 for 1」已明確了市場定位，有效地促進聯想商用電腦產品銷售。集團透過與國內軟件開發商聯盟，為中小企業提供多種解決方案，包括進出口、報關、培訓、製造、設計等。為提高渠道提供增值服務的技能，聯想向代理提供多方面的專業培訓，共簽定了145家「IT 1 for 1」合作伙伴。



联想网博士

中小企业新商务
联想商博士
6000

The Group also put extra efforts into promoting company informatisation. Last year, the "Hand in Hand" project launched one-on-one promotions for over a thousand SMEs. The Group also set up the "Legend Application Solution Centre" in Beijing with Intel to promote the use of servers based on the Intel architecture. The Centre provides customers with numerous services such as porting, testing and tuning. Legend also boosted its channel development with the establishment of a network of 400 commercial specialty shops providing commercial IT products for SMEs. Large clients now have the benefit of Legend's "Account Manager System", which allows customers to draw on Legend's internal resource support more easily.

集團亦積極推廣企業信息化建設，去年推出「手牽手」工程，對超過1,000家中小企業進行一對一的推廣，並與Intel在北京成立「聯想應用方案中心」，推動基於 Intel 架構的服務器應用。這個開放式的方案中心為客戶提供移植、測試、優化等服務。在渠道方面，聯想發展了一個覆蓋中小企業用戶的商用精品店系統，目前已有400家精品店。聯想更加強了對大客戶的服務，建立了一個「客戶經理制度」，使客戶更方便得到聯想內部資源的支持。




联想
LEGEND

Consumer IT Business

Internet frenzy in 2000 resulted in a period of exceptionally high growth in China's home PC market, and a number of local electrical appliance vendors actively expanding into the consumer IT business. With the burst of the Internet bubble, however, the home PC market experienced major adjustments in 2001*, with total market value growing by just 0.7%

The Group's consumer IT business recorded slight growth in turnover compared with last year. In view of the market slowdown, the Group put greater emphasis on stabilising its gross profit margin. Taking advantage of the lower costs of computer components, Legend rolled out Pentium 4 home computer products and home PCs bundled with LCD monitors at very competitive prices. By enhancing the functionality of its products, not only were sales boosted but the average selling prices of products were maintained.

* *2001 represents the period from April 2001 to March 2002*

消費IT業務

互聯網熱潮使中國家用電腦市場在2000年出現了超常增長，多家國內家電廠商積極進入消費IT業務。隨著互聯網泡沫爆破，2001*年家用電腦市場出現大幅調整，全年市場總值增長只有0.7%。

集團消費IT業務本財年之營業額比較去年錄得輕微增幅。集團在市場增長放慢的情況下，以穩定毛利率為重點。聯想於去年初把握元器件減價的市場機會，以具競爭力的價格率先推出了P4電腦及配以液晶顯示器的家用電腦產品，提高產品的性能價格比，不僅有力地促進了銷售，亦保持了產品平均售價。

* *2001年指2001年4月至2002年3月期間*





Legend maintained its reputation for product development by rolling out a number of new, user-friendly products suited to the specific needs of consumers in China. In November 2001, the Group launched its new generation home PCs, the Home Cyber Port series "Supremia" and "Premia". These products incorporate devices for minimising noise, along with new world-standard technologies for heat dispersal and data security. Users have already indicated strong approval for the design and quality of these new products.

在產品開發方面，聯想不斷推出適合中國用戶需要的易用、好用的產品。集團於去年11月推出的新一代家用電腦──家庭數碼港「天麒」、「天麟」電腦，在品質及形像上得到了用戶的認可，所採用的系統在降噪音、散熱、數據安全等多項技術上都處於世界領先水平。

The main emphasis on Legend's channel development was in increasing the number of its "Legend 1+1 Home PC Specialty Shop". With these outlets more than doubling in number, from last year's 260 to the current 570, the Group can now point to an extensive sales network formed by its combination of 1+1 Specialty Shops, distributors and retail points.

集團在渠道拓展方面以「聯想1+1專賣店」為重點，專賣店的數目由去年的260家增加到570家，形成了由1+1專賣店、分銷商及零售點組成的消費產品分銷網絡。

IT Service Business

In financial year 2001/02, Legend entered the IT service business through its acquisition of Han, a leading management consultancy and IT service enterprise in China. With the value of this market expected to grow at an annual rate of 50%, taking it from 2000's US$840 million to an estimated US$6.48 billion in 2005, the acquisition of Han opens up huge growth potential for the Group.

IT服務業務

聯想在2001/02財年透過收購中國具領先優勢的管理諮詢及IT服務企業漢普，正式進入了中國IT服務市場。中國IT服務市場發展潛力龐大，預計市場總值將由2000年的8.4億美元增加至2005年的64.8億美元，年增長率達50% 。





周全服務

we SERVE

China's entry into the WTO will place added pressure on the already urgent need for Chinese businesses to informatise in order to enhance management efficiency and competitiveness, and demand for IT services will increase exponentially as a result. Last November's "Conference for Promoting Informatisation of Enterprises", jointly organised by the State Economic & Trade Commission and the Ministry of Information Industry, was held at Legend's Beijing headquarters, and involved more than one hundred business leaders from some of the country's largest enterprises. Legend was able to share its experiences of developing an efficient management information system. Participants looked closely at Legend's achievements in informatisation, and further cooperation was solicited, marking a very positive beginning for Legend's IT service provision. The Group expects its provision of IT services to also facilitate sales of the Group's commercial computer products, taking advantage of the synergy between these two business areas. As China currently lacks a mature and established IT service enterprise, the Group's involvement in this business gives it much scope for successful growth.

隨著中國加入世貿，國內企業急切需要以信息化手段提高管理效率及競爭力，IT服務的需求將以倍數急速增長。去年11月由國家經貿委及信息產業部聯合在聯想北京總部召開了「推進企業管理信息化工作現場會」，全國100家最大型企業領導參觀並聽取了聯想關於企業管理信息化建設的經驗。與會代表都非常讚賞聯想在信息化建設方面的成績，並希望展開進一步合作，這無疑是聯想IT服務業務發展中很好的開局。發展IT服務業務亦可同時為聯想原有的商用電腦產品帶來協同作用，有利於帶動產品銷售。由於目前中國尚未有具規模、成熟的IT服務企業，集團相信在該領域有很大機會及空間。

Over the year, the Group's IT service business was able to draw on Legend's brand advantages, good customer relationship and abundant capital. An example may be drawn from the area of IT consultancy, where the Group spent HK$55 million cash on new share subscription in Han, acquiring a 51% equity interest in Han's enlarged share capital. Han's services currently cover Business Process Reengineering (BPR), Enterprise Resources Planning (ERP), Customer Relationship Management (CRM), Application Service Provision (ASP) and the development and application of core software. To date, Han has provided consultancy services on IT transformation to over one hundred enterprises, and made available IT training to some four hundred corporations. Legend's investment in Han will allow it to launch its IT service business at an advanced level.

年內，集團落實了利用自有品牌優勢、客戶關係、資金優勢，逐步壯大IT服務業務的策略。在IT諮詢方面，集團於今年宣佈以港幣5,500萬元現金認購漢普新股，佔漢普股本擴大後的51%股權。漢普的業務領域函括：業務流程重組(BPR)、企業資源計劃(ERP)系統實施、客戶關係管理(CRM)系統、核心軟件產品開發應用及應用服務供應商(ASP)業務發展。漢普已經成功為國內100多家企業進行了與信息化變革有關的諮詢，為大約400間的企業進行了信息化培訓。是次聯想入股漢普可使聯想在較高的起點起步，發展IT服務業務。

"Customer First" is one of our most constant and important principles. Every level of our business structure, from product design to manufacturing to delivery to marketing, is tailored to the specific needs of our different customer groups. Added to this is our comprehensive range of after-sales services, each of which is designed to reflect our "Customer First" spirit.

「以客為先」是我們的待客之道。根據不同客戶群的需要，我們的業務結構從產品設計、生產供應到市場營銷等環節都變得更有針對性，再加上周到全面的售後服務，充份表現出「以客為先」的精神。



Legend has also been active in developing industry-specific IT services. In April 2002, the Group set up a joint venture ("JV") with AI Software Company Limited ("AI Software") to develop IT services for the insurance industry. The agreement may involve funding of up to RMB23.33 million from Legend, with AI Software on its part contributing IT solutions for the insurance industry, along with related intellectual property rights and professional technical staff. Principally engaged in developing insurance-related software, the JV has already successfully developed "Insurance Business Management" and "Insurance Agent Information Management" systems, and its clients include many renowned insurance companies in China.

聯想在拓展行業IT服務業務方面亦十分積極，於今年4月宣佈與智軟電腦系統開發有限公司(「智軟」)成立合資公司，共同發展保險領域IT服務。根據協議，聯想計劃投入現金人民幣2,333萬元，而智軟則投入其保險IT解決方案業務、相關知識產權、專業技術人員等。合資公司主要從事保險業軟件開發，已成功開發「保險業務管理系統」及「保險代理信息管理系統」，客戶包括多家國內著名保險公司。

Handheld Device Business

In 2001, the sales of handheld devices in China grew 37% to reach 1.99 million units, a spectacular growth figure mainly due to China consumers' strong demand for consumer IT / communications products. With the development of the application market for specific industries, high-end pocket PCs became another area of rapid growth.

The Group has established more than 1,700 distribution and retail outlets for its handheld devices, and has been active in enhancing the levels of technology and quality of its products. During the year, two high-end handheld devices, "Tianji 5000" and "Tianji 3000" pocket PCs, were rolled out. These two products use the Microsoft Pocket PC operating system, and include applications like Word and Excel along with a media player and webpage browsing options. Recently, Legend gave customers yet more options to choose amongst, with the launch of its "Tianji A68" device incorporating new wireless technologies, and "Tianji XP100", a multi-media pocket PC.

手持設備業務

2001年中國手持設備市場的銷量達199萬台，增長37%，主要是由於中國消費者熱衷於手持設備這類消費IT/通訊產品。此外，隨著行業應用市場的發展，高端的掌上電腦銷量亦開始有較大的增長。

集團已建立了超過1,700個手持設備的分銷及零售點，並且注重提高在產品技術和理念上的層次，推出了高端的手持設備產品──「天璣5000」及「天璣3000」掌上電腦，這兩款產品採用了微軟Pocket PC操作系統，具備Word、Excel、媒體播放、網頁瀏覽等功能。 最近集團推出了融合無線技術的「天璣A68」以及多媒體掌上電腦「天璣XP100」，為用戶提供多種選擇。



The Group continued to strengthen its capabilities in product development, signing a strategic agreement in August last year with Siemens to cooperate in the wireless Internet communications arena, leading to the joint development of the first batch of wireless handheld products based on GPRS in China. The prototype of the product has already been produced.

集團繼續提高產品開發能力，於去年8月與德國西門子公司簽訂在無線互聯領域的戰略性合作協議，共同開發中國第一批基於GPRS無線通訊技術的掌上電腦產品，目前已經完成了產品樣板。





Legend set up a number of alliances with other companies with the aim of developing industry-specific handheld device application solutions for information searching and data collection. Over fifty software developers joined the programme, and are currently providing application solutions for fields and institutions such as insurance, securities, the army, the police, traffic management, medicine, tobacco retailing and logistics management. The solutions developed for the police, and for insurance industry and tobacco retailing are already in use by clients.

此外，聯想在手持設備產品移動信息查詢及數據採集方面成立了同盟，致力開發行業應用方案。超過50家開發商參與該同盟，目前已經能提供保險營銷、證券、軍隊、公安警務、交通管理、醫藥衛生、煙草專賣、物流管理等多個行業應用方案。其中公安警務、保險營銷及煙草零售方案已獲客戶採用。

In view of the huge development potential within China's mobile handset market, and the further opening of the value chain of this industry, the Group declared its official entry into China's mobile handset market in the financial year 2001/02. In doing so, the Group also looked to take advantage of the business opportunities arising from the merging of data communication with vocal communication technologies. In 2001, total sales of mobile handsets in China reached approximately 46.55 million units. Currently, there are about 145 million mobile handset users in China, representing a penetration rate of 11.2%.

鑑於中國移動電話市場發展潛力龐大，加上移動電話產業價值鏈進一步開放，集團於2001/02財年正式宣佈加入中國移動電話市場。集團亦希望藉此把握數據通訊與語音通訊走向融合的商機。2001年中國移動電話市場的總銷量約為4,655萬部，中國現有移動電話用戶約為1.45億戶，普及率為11.2%。

In February this year, Legend declared the formation of a JV with Xoceco. Legend and Xoceco own 60% and 40% of equity interest respectively, and the total investment cost is approximately RMB150 million. The agreement will see Legend injecting RMB90 million in cash, while Xoceco will supply RMB60 million, including fixed assets like mobile handset production lines and other related equipment, R&D facilities, raw materials and finished products, with the balance to be paid in cash.

於今年2月聯想宣佈與廈華電子組成合資公司，雙方分別佔60%及40%股權，總投資額約為人幣1.5億元。根據協議，聯想投入人民幣9,000萬元現金，而廈華電子則投資人民幣6,000萬元，其中有固定資產，包括移動電話生產線及其他相關設備和設施，研發設施、原材料及製成品，其餘部份則以現金支付。



With Xoceco possessing an established mobile handset enterprise, an experienced team, strong R&D capabilities and various patents on mobile handset technologies, the Group believes it represents a suitable partner for developing the mobile handset business. Both companies share similar corporate cultures and mutual development goals. The JV is currently capable of manufacturing 500,000 mobile handset units annually, and possesses a good distribution and service network. The Group expects to roll out Legend brand mobile handsets in the second half of 2002.

集團相信廈華電子是聯想在移動電話業務方面的合適伙伴，廈華電子具有完整的移動電話業務、經驗豐富的隊伍、強大的研發力量及擁有多項移動電話技術專利，雙方企業文化相近，管理層對業務發展亦有共識。新合資公司具備年產50萬部移動電話的生產能力和分銷及服務網絡。集團預計在2002年下半年將會推出聯想品牌的移動電話。

Legend's strategic alliance with Texas Instruments has allowed the Group to make use of Texas Instruments' wireless GSM/GPRS chipset technology and micro-processors using OMAP application processors to enhance its own Legend brand mobile handsets and new-generation handheld devices. Both parties will be looking for opportunities to cooperate in designing and developing short-distance wireless, LAN and other communications products.

此外，集團亦與德州儀器組成策略性聯盟，將分別應用德州儀器的無線GSM/GPRS芯片技術和OMAP應用程式處理器，以加強聯想品牌的移動電話及其新一代手持設備。此外，雙方亦會尋求機會合作設計及開發短距無線、無線局域網(LAN)及其他通訊產品。

Internet Service Business

The number of Internet users in China has been climbing rapidly and currently stands at some 33.7 million, with recent research (January 2002) placing the growth at 50% annually. Factors which once restricted China's Internet development, such as problems concerning bandwidth, security, and channels for payment and delivery, were all improved in 2001, laying a solid foundation for Internet development.

信息運營業務

中國上網用戶人數不斷快速增長。根據2002年1月最新統計，中國上網用戶人數達3,370萬人，年增長50%。此外，制約中國互聯網市場發展的各項因素如帶寬、安全、支付和配送等在2001年得到改善，為互聯網的發展奠定了堅實的基礎。



聯繫無間

we LINK

Legend is extremely confident about the potentialities of China's Internet service market. In June last year, the Group announced the establishment of a JV with the renowned Internet Service Provider, AOL, to jointly develop consumer interactive services in China. After smooth preparations, the JV was established in November 2001, and is currently in the process of developing a series of China-oriented products.

聯想對中國互聯網服務市場充滿信心，去年6月宣佈與全球著名的互動服務供應商AOL成立合資公司，攜手在中國市場發展消費者互動服務。合資公司的籌組工作進展順利，已於去年11月正式成立，目前正在開發適合中國市場的產品。

Contract Manufacturing Business

The slowdown in the US and European computer markets led to sales of Legend's QDI motherboards remaining similar to last year, at about 3.4 million units. Though business growth was reined in by unfavourable external factors, Legend continues to hold an optimistic view of contract manufacturing within the China market, and over the past year proceeded to develop this business area through a series of cooperative enterprises and JVs.

合同製造業務

受制於歐美電腦市場增長放慢，集團的QDI主機板銷量約有340萬塊，與去年相約。雖然主機板業務受到外圍因素影響，集團看好合同製造業務在中國市場的前景，年內落實以合資、合作方式發展合同製造業務的策略，有助於集團管理層集中資源發展核心業務。

In September 2001, Legend set up a JV with Gigabyte to jointly develop contract manufacturing business, with China as production base. Both companies own 50% of equity interest, and contributed their respective production facilities in Huiyang and Dongguan, Guangdong to the JV. Total investment cost was about HK$250 million.

去年9月集團與技嘉達成協議成立合資公司，合資雙方以中國為生產基地，共同發展合同製造業務。兩家公司各佔合資公司50%股權，分別把位於廣東惠陽及東莞的主機板生產設備投入合資公司內，總投資共值約港幣2.5億元。

Legend's printed circuit board ("PCB") business was enhanced when the Group introduced Kingboard as the major shareholder of Techwise Circuits Company Limited ("Techwise Circuits") in January this year. The Group sold a 55% equity interest to Kingboard for HK$230 million, while maintaining a 30.5% interest in Techwise Circuits after the transaction. Kingboard's experience in the laminates business will act as a positive contribution to Techwise Circuits' business development.

至於線路板業務方面，集團於今年1月引入建滔作為科惠線路有限公司(「科惠」)的主要股東。集團向建滔出售科惠55%權益，作價約港幣2.3億元。交易完成後，聯想繼續持有科惠30.5%之股權。建滔在積層板方面經驗豐富，這對科惠未來的業務發展起到積極作用。

Deploying cutting-edge technologies, we facilitate people to connect and grasp latest information anytime anywhere.

應用嶄新的技術，使人們在任何時間、任何地點聯繫無間，掌握最新資訊。


不同的你 不同的联想

Financial Review

This review is designed to highlight key financial and operating information relating to the Group's performance during the year ended 31st March 2002.

Consolidated Financial Results

The Group recorded a profit attributable to shareholders of HK$1,045 million for the year, compared to HK$114 million in 2001 (HK$860 million before prior year adjustments).

On 1st June 2001, the Group spun off Digital China Holdings Limited ("DCHL"). The proforma results were prepared as if the spin-off had been completed as at 31st March 2000. The proforma profit attributable to shareholders for the year ended 31st March 2002 was HK$1,026 million compared with the HK$718 million in 2001 (before prior year adjustments), representing a 42.9% or HK$308 million increase. Even excluding the effect of interest income and gains on disposal, the proforma earnings before interest, taxation, depreciation and amortisation expenses ("EBITDA") of the Group still recorded a 32% or HK$233 million increase.

財務回顧

此回顧旨在綜述截至2002年3月31日止年度之集團主要財務數據及經營業績。

綜合業績

年內，集團錄得股東應佔溢利為港幣10.45億元，而2001年則為港幣1.14億元（重列前為港幣8.6億元）。

集團於2001年6月1日分拆神州數碼控股有限公司(「神州數碼」)，而備考業績乃假設該分拆已於2000年3月31日完成。截至2002年3月31日止，備考股東應佔溢利為港幣10.26億元，較2001年(重列前)之備考股東應佔溢利港幣7.18億元，增長42.9%或增加港幣3.08億元。即使不計算利息收入及出售資產之收益，除利息、稅項、折舊及攤銷前經營溢利(備考)仍錄得32%增長或港幣2.33億元的增加。

Results Summary

業績概要

		2002	2001
		HK$ million 港幣百萬元	HK$ million 港幣百萬元
Profit attributable to shareholders	股東應佔溢利	**1,045**	114
Profit attributable to shareholders (before prior year adjustments*)	股東應佔溢利 (重列前*)	**1,045**	860
Profit attributable to shareholders (proforma and before prior year adjustments)	股東應佔溢利 (備考及重列前)	**1,026**	718
EBITDA (proforma and before prior year adjustments)	除利息、稅項、折舊及攤銷前經營溢利(備考及重列前)	**973**	740

* The prior year adjustments represent amortisation of goodwill (HK$581 million) and impairment loss of goodwill (HK$166 million) in 2001.
去年重列項目為2001年度之商譽攤銷(港幣5.81億元)及商譽減值虧損(港幣1.66億元)。



		2002		2001	
		Turnover 營業額 HK$ million (港幣百萬元)	**Contribution to operating profit 盈利貢獻 HK$ million (港幣百萬元)**	Turnover 營業額 HK$ million (港幣百萬元)	Contribution to operating profit 盈利貢獻 HK$ million (港幣百萬元)
Corporate IT business	企業IT業務	**10,078**	**573**	8,873	396
Consumer IT business	消費IT業務	**7,401**	**234**	7,368	304
Handheld device business	手持設備業務	**216**	**(19)**	118	(32)
Contract manufacturing business	合同製造業務	**1,534**	**148**	1,715	178
Internet service business	信息運營業務	**39**	**(37)**	106	(96)
Others	其他	**1,586**	**22**	9,040	168
Gains/(losses) on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及投資證券之收益／（虧損）	**-**	**164**	-	(1)
Amortisation of goodwill	商譽攤銷	**-**	**-**	-	(581)
Impairment loss of goodwill	商譽減值虧損	**-**	**-**	-	(166)
		20,854	**1,085**	27,220	170

Total sales recorded a drop of 23% in 2002 compared to 2001. However, once turnover of others (mainly DCHL business) is excluded, turnover represents an increase of 3%.

於年內，集團營業額較2001年下降23%。但在扣除其他業務(主要為神州數碼業務)的營業額後，集團營業額錄得3%之增幅。

Although the growth of China's corporate IT market slowed down in 2001, Legend's corporate IT business achieved 14% and 45% growth in turnover and operating profit respectively.

儘管2001年中國企業IT市場增長放緩，聯想企業IT業務之營業額及盈利貢獻仍分別錄得14%及45%之增長。

The consumer IT business recorded slight growth of 0.4% in turnover. In view of the market slowdown, the Group put greater emphasis on stabilising its gross profit margin which nevertheless dropped from 11.77% to 10.83%, explaining the decline in the consumer IT business contribution.

消費IT業務的營業額比較去年錄得0.4%之輕微增長。面對市場增長放緩，縱使集團著重穩定毛利，但毛利率仍然由11.77%下降至10.83%，促使消費IT業務貢獻減少。

Sales in the handheld device business surged by 84% to HK$216 million.

手持設備之營業額大幅上升84%至港幣2.16億元。

The contract manufacturing business recorded a drop in both turnover and contribution, mainly due to the sale of a 55% equity interest of the PCB business by the Group to Kingboard in January 2002.

合同製造業務之營業額及盈利貢獻均向下調，主要由於集團於2002年1月出售55%線路板業務之權益予建滔。


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集团有限公司

Interest Income

Interest income decreased from HK$103 million to HK$67 million, due to the use of some cash on hand for investment, and a substantial drop in interest rates during the year.

利息收入

利息收入由港幣1.03億元下降至港幣0.67億元，主要由於部份現金已用作投資用途及年內利率明顯下降所致。

Gain on Disposal

The Group recorded a total disposal gain of HK$164 million in the year.

In January 2002, Legend disposed of 55% of its equity interest in the PCB business to Kingboard, recording a HK$116 million gain.

The remaining income mainly accrued from the JV with AOL and the disposal of long-term investment securities.

出售資產之收益

年內，集團錄得港幣1.64億元出售資產之收益。

於2002年1月，聯想出售55%線路板業務之權益予建滔，錄得港幣1.16億元之收益。

其他出售資產之收益主要來自於與AOL組建合資公司及出售長線投資股票。

Operating Expenses

Total operating expenses fell from HK$3,207 million in 2001 to HK$1,917 million in 2002. As the 2002 results only cover two months of expenses of DCHL compared to a full year in 2001, it is more appropriate to compare the proforma operating expenses. Proforma operating expenses of 2002 and 2001, excluding amortisation and impairment loss of goodwill, are HK$1,805 million and HK$1,857 million respectively. The Group would continue to keep the cost under stringent control and improve its operating efficiencies.

經營支出

總經營支出由2001年的港幣32.07億元下降至2002年的港幣19.17億元。由於神州數碼去年的支出全數計算在2001年整個年度之內，但2002年度經營支出只包括神州數碼首兩個月之支出，故應以備考數據進行比較。撇除上年度的商譽攤銷及商譽減值後，2002年及2001年的備考經營支出分別為港幣18.05億元及港幣18.57億元。集團將繼續審慎控制經營成本及提高運作效率。

Taxation

The Group's effective tax rate for the year was 2.13% compared to the 2001 figure of 2.11% (excluding prior year adjustments, HK$581 million amortisation of goodwill and HK$166 million impairment loss of goodwill, which are tax non-deductible items). The Group will continue to adopt the most effective tax planning arrangements.

稅項

集團年內之有效稅率為2.13%，去年則為2.11%（由於重列項目的港幣5.81億元之商譽攤銷及港幣1.66億元之商譽減值虧損屬非扣稅項目，故不包括在內）。集團將繼續採用有效之稅務安排。

不同的你
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Capital Expenditure

At year end, fixed assets and construction in progress amounted to HK$891 million compared to last year's HK$918 million, a decrease of HK$27 million or 3%. This decrease arose largely because of the effects of disposing subsidiaries and fixed assets during the year.

During the year, the Group invested HK$456 million (2001: HK$455 million) in fixed assets and construction in progress, mainly for building construction and acquisition of office and R&D equipment in Beijing's Haiden District.

During the year, the Group also invested HK$251 million in FM365.com Limited, a JV with AOL set up to develop the Internet service business in China.

For the coming year, the Group budgeted to use approximately HK$1 billion in capital expenditure. 40% of which is to be used in enhancing the development of new businesses, including handheld device business, wireless technologies, server and IT services, etc. 20% of which is to be used in R&D, 8% to 10% to be used in developing management information systems for the Group and the remaining to be used in general aspects.

資本性開支

於年底，固定資產及在建工程為港幣8.91億元，相較去年之港幣9.18億元，減少了港幣0.27億元或3%。減少的原因主要是集團在年內出售附屬公司及固定資產所致。

年內，集團共投入港幣4.56億元(2001年：港幣4.55億元)於固定資產及在建工程上，主要是用於北京海淀區的樓房建設、辦公設備及研發設備上。

於年內，集團投資了約港幣2.51億元於與AOL之合資公司 FM365.com Limited上，以發展中國信息運營業務。

未來一年，聯想預算動用約港幣10億元作為資本性開支，其中40%是用於新業務拓展，包括手持設備、無線技術、服務器及IT服務等；另外20%用於研發，8至10%用於建設內部信息管理系統，餘下為一般性的資本支出。

Liquidity and Financial Resources

流動資金及財務資源

Cash and bank balance and cash flow 現金、銀行結餘及現金流量

		2002	2001
		HK$ million 港幣百萬元	HK$ million 港幣百萬元
Cash generated from / (used in):	現金流入／(用於)：		
Operating activities	營運活動	**809**	771
Returns on investment and servicing of finance	投資回報及融資費用	**(239)**	(147)
Taxation	稅項	**(22)**	(9)
Investing activities	投資活動	**(733)**	(790)
Financing activities	融資活動	**(3)**	772
Net cash (outflow) / inflow	淨現金(流出)／流入	**(188)**	597
Effect of foreign exchange rate changes	匯率變動之影響	**(5)**	(1)
Cash and cash equivalents at the beginning of the year	年初現金及等同現金	**2,634**	2,038
Cash and cash equivalents at the end of the year	年終現金及等同現金	**2,441**	2,634



矢志創新

we INNOVATE

The Group maintained a very liquid position, with HK$2.4 billion cash on hand at year end. The Group had a steady inflow of cash from its operating activities.

於年終，集團之資金充裕，現金餘額為港幣24億元。集團從其營運活動中取得穩定之現金流入。

The increase in cash outflow from returns on investment and servicing of finance was due to higher dividends being paid, and less interest income being earned.

投資回報及融資費用之現金流出增加主要是由於集團派付更高的股息，以及利息收入減少所致。

Cash used in investing activities included the capital expenditure made for fixed assets and investments during the year, and net off the sale proceeds from the disposal of investments in the year. The sale proceeds arising from the disposal of the 55% equity interest in PCB business in January 2002 was HK$229 million.

用於投資活動之現金包括年內固定資產及投資之資本性開支，以及抵銷年內出售投資回收現金後的淨額。集團於2002年1月出售線路板業務55%股權，收回現金為港幣2.29億元。

Cash accumulated from financing activities dropped substantially, as new bank loans in 2001 were borrowed by DCHL, which was then spun off in June 2001.

融資活動的現金大幅減少，主要是由於神州數碼在2001年向銀行提出新借貸，而神州數碼於2001年6月被分拆。

There are no assets held under finance lease as at the year end (2001: nil).

於年末，集團並無以財務租約持有資產(2001年：無)。

Borrowing Facilities and Capital Resources

Although the Group has consistently maintained a very liquid position, credit facilities have nevertheless been put in place for contingency purposes. As at 31st March 2002, the Group's total available credit facilities amounted to HK$2,485 million (2001: HK$4,070 million), of which HK$950 million was in trade line, HK$457 million was in short term and revolving money market facilities, and HK$1,078 million was in foreign exchange contracts. Available borrowing facilities dropped compared to 2001 because some of these facilities were granted to DCHL directly upon its spin-off in June 2001. As at 31st March 2002, the facility drawn down was HK$363 million in trade lines and HK$56 million in foreign exchange contracts used.

借貸及資本資源

儘管集團一直維持充裕現金，但仍要求保持銀行之綜合信用額度以備不時之需。於2002年3月31日，集團可動用之總信用額度為港幣24.85億元(2001年：港幣40.7億元)。當中，港幣9.5億元為貿易信用額度、港幣4.57億元為短期及循環現金透支，而港幣10.78億元則為外匯合約。與2001年相比，可動用之額度下降，這是由於神州數碼在2001年6月分拆後，部份額度已直接撥給神州數碼。在2002年3月31日，已動用的貿易信用額度為港幣3.63億元，外匯合約為港幣0.56億元。

Our top hand-picked R&D talents bring levels of expertise that enable us to continually develop new and innovative world-class IT products. In addition to computers, we provide a huge variety of consumer IT products, high-end corporate IT products, IT services and Internet services.

擁有全國最頂尖的研發專才，我們不斷研發出嶄新及具世界級水平的IT產品。不僅僅是電腦，而是更豐富的消費 IT 產品、高端企業 IT 產品、 IT 服務、互聯網服務等。


企业IT新平台
www.IT141.net

Contingent Liabilities and Off-Balance Sheet Financial Instruments

The Group uses forward foreign exchange contracts and currency swaps to manage its foreign currency exposure, with the objective of minimising the impact of exchange rate fluctuation on earnings. Foreign currency exposures are mainly in trade receivables from European business. The Group's policy is to hedge normal trade transactions, with speculation strictly prohibited. As at 31st March 2002, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$56 million.

The Group had no other material contingent liabilities as at 31st March 2002 (2001: nil).

或然負債及資產負債表以外之財務工具

集團利用遠期外匯合約及幣種變換規避外匯風險，以減低匯率變動對集團收入所造成之影響。外匯風險主要來自集團歐洲業務之應收賬。對於一般貿易活動集團採用對沖政策，但嚴禁投機活動。於2002年3月31日，集團未完成之遠期外匯合約及幣種變換總金額為港幣0.56億元。

集團截至2002年3月31日止並無其他重大的或然負債(2001年：無)。

Employees

The total number of employees dropped from 12,070 at the beginning of the year to 7,230 at the end of the year mainly due to the spin-off of DCHL in the first quarter and the disposal of two subsidiaries in the fourth quarter. As a result, total staff costs fell from HK$836 million to HK$675 million.

Legend has implemented a remuneration policy, a discretionary bonus programme and a share option scheme for employees, in which benefits are determined according to the performance of the Group and individual employees. The Group also provides benefits such as in-house and external training courses, insurance and medical benefits. These policies are reviewed regularly to ensure they remain competitive and appropriate.

員工

集團年初的員工總數為12,070人，而年結時下降至7,230人，主要由於在第一季度分拆神州數碼，以及在第四季度出售兩家附屬公司。故此，員工總開支亦由港幣8.36億元減少至港幣6.75億元。

聯想因應集團業績及員工個人表現實施酬金政策、酌情花紅制度及購股權計劃，同時亦提供員工福利，如：內部和外部培訓、保險及醫療福利。集團會不時檢討該等政策以確保競爭力及配合公司需要。


联想集团有限公司
联想
LEGEND
联想
LEGEND
想集团有限公司
IVECO

Future Prospects

Although the Group's management expects the IT market in China to continue to be pressured by external factors in 2002, it is convinced of the market's future development potential. A number of factors lie behind this conviction, including China's computer penetration rate, far lower than the US and Europe, the country's annual 7% GDP growth rate, which is leading to a rapid rise in living standards, the government's active promotion of informatisation in institutions and business enterprises, the needs of local enterprises for computerisation and China's successful bid for the 2008 Olympic Games.

Over the next few years, Legend will maintain its focus on the China market, along with its development strategy of transformation into an innovative service and technology company. The Group plans to both enhance its value-added services to drive product sales, and expand its service business to make it a profit driver. Regarding technological innovation, it will increase its investment in R&D in order to enhance its R&D capabilities in product and application development. The major strategies of the Group's core businesses to be implemented in the coming year are discussed below.

Corporate IT Business

China's commercial computer market is set to develop rapidly in 2002, with market sales of commercial desktop PCs, notebook computers and servers expected to show a healthy growth. The Chinese Government has been actively promoting informatisation, launching its "e-government", "School Link", and "Golden Series" projects, all of which have encouraged Chinese enterprises to accelerate informatisation to enhance their competitiveness and prepare for the challenges brought by China's accession to WTO.

未來展望

中國IT市場於2002年的發展相信仍然會受制於外圍因素，但是聯想管理層深信中國IT市場的潛力。中國電腦的普及率仍較其他歐美國家低，中國國民生產總值每年以7%增長，人民生活水平快速獲得提升。中國政府對信息化的重視及積極推廣，本土企業加快信息化，以及中國成功申辦2008年奧運會都對中國IT產業有很大的刺激作用。

在未來數年，聯想仍會以中國市場為主，繼續堅定地落實既定發展策略，以服務轉型和技術創新為重點。在服務方面，集團一方面加強增值服務帶動產品銷售，另一方面會致力拓展服務業務，使之成為集團的利潤增長點。在技術創新方面，集團將逐步加大研發投入，務求達到提升產品及應用研發能力的目標。各項核心業務在未來一年的主要策略分述如下。

企業IT業務

中國商用電腦市場在2002年的發展將較為蓬勃，預期商用台式電腦、筆記本、服務器市場銷售額均會有不俗的增長。中國政府大力推動信息化建設，推行「電子政務」、「校校通」、「金系列」工程，積極鼓勵中國企業加快信息化步伐以提高競爭力，迎接中國加入世界貿易組織所帶來的挑戰。



The Group has two major strategies for its corporate IT business. The first is to develop a comprehensive series of high-end corporate IT products which will provide corporate clients with high value cutting-edge products. The second involves developing application solutions and services for specific industries that can provide customers with total solutions that include products, applications and services. In planning product development for corporate IT business, Legend will focus on servers, high-end servers and storage devices. R&D investment will see the Group emphasising component and system testing technologies, system management software and storage systems, all of which provide unified solutions to corporate users. In line with the high value corporate clients place on solutions provision, Legend will leverage its "IT 1 for 1" services to formulate application solutions for education, e-government and SME management, thus expanding the Group's already profitable position as a solution provider.

集團企業IT業務未來一年的主要策略是：一方面向全系列高端企業IT產品發展，為企業客戶提供更高技術、更高增值的產品；另一方面發展重點領域之應用方案及服務，為用戶提供包括產品、應用方案及服務在內的全面解決方案。產品方面，聯想將以服務器、高性能服務器、存儲設備作為企業IT業務的產品重點。研發投入方面以部件及系統測試技術、系統管理軟件、存儲系統作為主要方向，為企業用戶提供一體化的方案。鑑於企業客戶對方案的重視，聯想將以「IT 1 for 1」作為基礎，構建針對教育、電子政務及中小企業三大應用方案體系，擴展聯想在應用方案的優勢。

The Group also plans to upgrade its distribution channels to inaugurate channels that offer both products and value-added services. By providing local customers with services in logistics, applications consultancy, systems integration, solutions implementation, and operational maintenance, the channels will themselves become essential and integrated features of local IT environment. Other changes to be pursued by the Group with the aim of providing better services to clients include developing new service models for large customers, configuration-to-order production and supply chain management.

集團還計劃推動分銷渠道向增值服務方向轉型，分銷渠道藉此能提高自身的價值，為地方客戶提供物流配送、應用諮詢、系統集成、方案實施、運營維護等多種服務。此外，集團還將在大客戶服務模式、產品按單訂製、供應鏈管理等方面尋求更大突破，為客戶提供更稱心的服務。


运输机械

Consumer IT Business

The Group expects China's home PC market to sustain stable growth in 2002. Big cities are now beginning to see a rise in second-time purchase, while growth in home PC sales in small and medium cities has become even more pronounced. The Group believes that application PCs will continue to provide the core of home PC sales, while the increasing popularity of digital products is another factor expected to drive demand for home PCs.

消費IT業務

預計2002年中國家用電腦市場將保持平穩增長。家用電腦二次購買逐漸在大城市出現，而在中小城市家用電腦的銷量增長將更為明顯。集團相信應用電腦將會繼續成為家用電腦的主流，數碼產品應用日漸廣泛不單會帶動數碼產品的需求，亦會促進家用電腦的銷售。



積極增長

we GROW

The Group will be strengthening its R&D capabilities this year with the aim of developing more home PC product applications, so providing buyers with added value and breaking the bottleneck of home computer applications. To satisfy customers' requirement for special devices, Legend will begin to provide configuration-to-order services through its "Legend 1+1 Home PC Specialty Shops". Digital home products will be another area of its consumer IT business to be actively promoted in 2002. Legend's digital products presently include digital printers, digital cameras, and MP3 players. The Group intends to expand and develop further applications for photography, music, video and computer education.

集團在未來一年會加強研發，發展更多家用電腦產品的應用，為用戶提供更多的附加價值，突破家用電腦的應用瓶頸。為滿足小部份用戶對配置的特別需求，聯想將利用「聯想1+1專賣店」提供店面預定服務。此外，數字家庭產品亦會是消費IT業務在2002年大力推動的業務。聯想的數字家庭產品業務以數碼打印、數碼相機、數碼隨身聽為主，同時亦會致力開發在照片、音樂、視頻、電腦教育各方面的應用。

Since their establishment two years ago, "Legend 1+1 Home PC Specialty Shops" have become the major sales channels for the Group's consumer IT products. This network will be expanded in the future, with the target of having 1,000 specialty chain stores, selling not only computers but also a wide variety of IT products and services.

「聯想1+1專賣店」自兩年前開展以來，已成為聯想消費IT產品的主要銷售渠道。未來集團會繼續擴大這個網絡至包含1,000家連鎖專賣式店鋪，並進一步豐富其產品線，從單一的電腦銷售向提供多種產品及服務的綜合型店轉變。

IT Service Business

Legend expects to focus on the needs of enterprises and specific industries when it comes to developing its IT service business. Placing weight on areas such as IT consultancy, the development and implementation of applications, systems integration and outsourcing, the Group expects to see a stable development in its range of IT services.

IT服務業務

集團的IT服務業務在新一年內會致力構築企業及行業兩個領域的業務基礎，並以IT諮詢、應用開發及實施、系統集成、外包運營作為重點穩步開拓IT服務。

Actively seeking growth drivers – Through cooperation with local and internationally-renowned IT enterprises and combining the strengths of partners, we aim to develop new IT-related businesses with tremendous growth potential.

積極尋求增長動力 — 透過夥拍國內外IT企業，結合雙方優勢，開拓具龐大增長潛力的IT相關業務。



To speed up expansion of its IT services, the Group expects to cooperate widely with both local and international companies, and set up alliances with systems integrators, software developers, Internet Service Providers and consulting firms. Legend also plans to leverage its powerful brand name, strong customer relationship and abundant capital to strengthen its position in the IT service business market. The Group will also emphasise on enhancing its managerial capabilities to develop service business. Besides, to ensure a high quality managerial environment which can attract new talents, the Group will devote efforts to improving its internal management systems.

為加快IT服務業務的開展，集團將與中外企業建立廣泛的合作關係，包括與集成商、軟件商、運營服務商、諮詢商等結盟發展。同時聯想會充份利用品牌優勢、客戶關係、資金優勢逐步壯大IT服務業務。集團亦會加強發展服務業務管理能力，並且不斷完善內部管理機制及管理基礎，創造良好內部環境吸引優秀人才。

Handheld Device Business

Sales of handheld devices in China are estimated to grow at a 25% compound annual growth rate between 2001 and 2006. The market focus will be on customised PDAs, with different niche markets of pocket PCs expected to develop according to the needs of different industries.

The Group will continue to consolidate its core technologies for handheld devices, with expected heavy investment in wireless products that will create a comprehensive wireless product line with associated applications. For the pocket PC market, we will target at the development of application solutions for enterprises, including tobacco retailing, the police and insurance industry. Legend will also launch PDA products tailored for consumers, enterprises, professionals and students, and set up distribution channels for these market segments.

China's mobile handset market is estimated to grow by 29% in 2002, with sales of 70 million units. With the opening of the value chain of the mobile handset industry, Legend will focus on the technology development, branding and marketing as well as the distribution segments of the value chain.

手持設備業務

預期中國手持設備銷量在2001至2006年將以25%的年複合增長率增長。特色應用PDA產品將成為市場焦點，而根據不同行業或應用細分的掌上電腦市場亦逐漸形成。

集團會繼續積累手持設備的核心技術，重點投入和發展無線產品，形成完整的無線產品線及應用方案。在掌上電腦方面，集團將針對煙草買賣、公安警務、保險營銷等重點行業發展應用方案。集團亦會細分PDA市場，推出針對個人消費、企業、專業用戶及學生的PDA產品，並建設專有分銷渠道。

中國移動電話市場估計在2002年將會增長29%，總台數超過7,000萬台。由於移動電話產業價值鏈的開放，集團的重點將會是價值鏈中技術研發、品牌運作及分銷渠道等環節。



By applying the extensive and successful management experience of its computer operations to the newly acquired mobile handset business, Legend expects to see rapid and dynamic growth. The first crucial step will be to establish Legend's brand image in the mobile handset market, a move ready for implementation in the second half of 2002 with the rolling out of several new mobile handsets combining top quality with high-tech features and trend-setting designs. These phones will be marketed through extensive advertising campaigns and made available through a wide range of sales channels. Further research resources will be dedicated to the Group's mobile handset business, to ensure even more attractive products and consequent enhancement in competitiveness.

集團將快速啟動移動電話業務，並且引用聯想在電腦業務方面的成功管理經驗在移動電話業務上。集團首要是在市場樹立聯想移動電話的品牌形像，在2002年下半年聯想將配合廣告宣傳，推出數款高質量、高科技及時尚的移動電話，同時擴展銷售渠道。為了鞏固在移動電話市場的競爭力，集團亦會致力研發移動電話技術，以推出更吸引的移動電話產品。

In conclusion, Legend's management views the challenges that will invariably arise in the coming year as vital stepping stones leading to substantial long-term achievements. With full confidence in Legend's business abilities and the future growth potential of China's IT market, we believe the Group will continue to bring good returns to its shareholders and investors.

總括而言，集團管理層認為聯想在2002年仍然會面對很多挑戰，但是我們對中國市場及聯想的實力充滿信心，並且相信集團將為股東及投資者繼續帶來良好的回報。



The slowdown of the IT market and the unsatisfactory performance of a number of international IT enterprises over the past year combined to weaken investors' confidence in the IT market and increase their caution when it came to investing in IT enterprises. In the light of this, Legend committed itself to strengthening communication with its investors by providing regular updates on the Group's latest business development.

在過去一年，由於IT市場增長放緩，加上很多國外的IT企業業績表現欠佳，投資者對IT市場缺乏信心，對IT企業的投資亦非常謹慎。在這樣的情況下，聯想集團致力加強與投資者的溝通，讓他們了解公司的最新情況和業務進展。

With the financial year 2001/02 came a number of major changes within Legend. After spinning off DCHL, the Group proceeded to announce its new customer-oriented strategy, promoting the concept of service and technology innovation. At the same time, the Group became involved in a series of new business development, expanding into adjacent fields including interactive consumer services, mobile handsets, and IT consultancy. The Group has placed great emphasis on explaining these new moves and strategies to investors over the last year, providing them with relevant information on the market situation and potential, and promptly updating the progress. Additional information provided to investors has included information on the Group's strategic investments, on the launch of new products, services and application solutions, and on the latest R&D results.

2001/02財年對聯想而言是一個重大改變的開始。首先是分拆神州數碼，然後集團宣佈客戶導向的策略，提倡服務及技術創新的概念，接下來是一連串新業務的開展，包括消費者互動服務業務、移動電話、IT諮詢等。去年投資者關係工作的重點因此在於主動地向投資者闡述集團這些新舉措及策略的背景，介紹相關市場的狀況和潛力，及盡快向投資者匯報有關進展。此外，集團的策略性投資、新產品、服務及應用方案的推進和研發成果亦是集團向投資者提供資料的重點。

Legend continued to maintain close relationship with investors in Hong Kong and around the world. During the year, the Group participated in 12 investor conferences organised by well-known securities houses, 3 Hong Kong and 3 international roadshows, 23 telephone conferences, 335 investor company interviews and 69 plant visits. Noting the increasing interest amongst investors in observing Legend's Beijing facilities at first hand, the Group opened its PC manufacturing facilities, automated warehouse, call centre and "Legend 1+1 Home PC Specialty Shops" for visits. Amongst the plant visits organised during the year, 49 tours were arranged to our Beijing facilities. Besides, the Group provided investors with information on the latest news and development through both its English website (http://www.legendgrp.com) and the well-known Hong Kong financial website Quamnet (http://www.quamnet.com).

集團去年透過多種活動形式，與香港和世界各地的投資者交流。集團共參加了12個由著名證券公司舉辦的投資者論壇，舉行了3次香港路演、3次國際路演 、23次電話會議，並接受了335次投資者公司訪問及69次廠房參觀。集團鑑於投資者對訪問北京設施的需求增加，特意開放位於北京的個人電腦生產設施、自動化倉庫、呼叫中心及「聯想1+1專賣店」讓投資者參觀，去年的廠房參觀中便有49次是參觀北京的設施。此外，集團亦透過專為投資者而設的英文網站(http://www.legendgrp.com)及香港著名投資網站華富財經(http://hk.quamnet.com)，向投資者提供集團最新的資料及動態。


asiamoney

The Enron incident in the US gave rise to a general concern amongst investors over standards of corporate governance. The Group has in the past made great efforts to strengthen its corporate governance, and enhance its standards of management generally. Continuing along these lines, in the coming year the Group will employ a consultancy firm to evaluate its governance system and pinpoint possible areas for improvement, to further enhance the Group's corporate governance.

The Group received a number of accolades across the year regarding both its standards of corporate governance and the quality of its investor relations. In a survey conducted by *Asiamoney* in 2001, Legend occupied second place amongst PRC companies in the "Overall Best Managed Company" and "Best Corporate Governance" categories. It also ranked first in the areas of overall investor relations, access to senior management, investor relations, financial management, treatment of minority shareholders, annual report, and company website. In 2002, *FinanceAsia* magazine ranked Legend first amongst PRC companies in the categories "Best Managed Company", "Company Most Committed to Corporate Governance", "Best Investor Relations" and "Strongest Commitment to Enhancing Shareholder Value", and second in the "Best Financial Management" category.

Through a consultancy firm, a survey was conducted in March to sample investors' opinions regarding the Group's new strategies and its general investor relations, with the results showing general levels of approval amongst investors. The Group would like to thank investors for their valuable input into the running of Legend, and will be looking to further enhance investor relations and transparency in the light of them. Should investors have any further comments or advice to offer, they are cordially invited to contact Legend's corporate communications department anytime.

美國安然公司(Enron)事件引起投資界對公司治理的廣泛關注。集團過去一直致力加強公司治理，提高集團的管理水準。在未來一年，集團計劃聘請顧問公司研究集團的公司治理系統，探討需要加強或改善之處，力求提升集團的公司治理。

在過去一年內，集團承蒙投資者的擁護，獲得多項有關公司治理及投資者關係的獎項。在2001年《亞洲貨幣》雜誌的投資者意見調查中，聯想獲選為中國「最佳管理公司」及「最佳公司治理」第二名，以及包括整體投資者關係、高級管理層的易接近程度、投資者關係工作、財務管理、少數股東待遇、年報及網站多項評選中第一名。此外，在2002年聯想獲《FinanceAsia》雜誌推選為中國「最佳管理公司」、「最注重公司治理」、「最佳投資者關係」、「最注重提升股東價值」第一名，及「最佳財務管理」第二名。

為了更了解投資者對集團新策略的看法及搜集他們對集團投資者關係工作的意見，集團於今年3月委託顧問公司進行投資者意見調查。總括而言，投資者對聯想策略的評價是正面的，他們亦讚揚集團在投資者工作方面的努力。集團非常感謝投資者給予的寶貴意見，日後定會根據這些建議盡力改善投資者關係及進一步提高集團的透明度。若閣下對集團有任何意見，歡迎隨時與集團企業傳訊部聯絡。

ABN AMRO Asia Ltd
荷銀證券亞洲有限公司
Michele Mak 麥嘉慧
michele.mak@tw.abnamro.com
T: (886) 2-2544-4238
F: (886) 2-2514-7561

Bear Stearns Asia Ltd
貝爾斯登亞洲有限公司
Gurinder Kalra
gkalra@bear.com
T: (852) 2593-2742
F: (852) 2593-2873

BNP Paribas Peregrine
法國巴黎百富勤
Lo Wai Yip, Gideon 羅偉業
gideon.lo@peregrine.bnpparibas.com
T: (852) 2825-1188
F: (852) 2845-2232

BOCI Research Limited
中銀國際研究有限公司
Cindy Luk 陸宇潔
cindyluk.boci@bocgroup.com
T: (852) 2230-8629
F: (852) 2147-9513

Cazenove Asia Ltd.
嘉誠亞洲有限公司
Terrence Quah 柯江明
terrence.quah@cazenove.com
T: (852) 2526-4211
F: (852) 2868-1411

China International Capital Corporation
中國國際金融有限公司
Jay Zhihong Li 李志弘
jzli@cicc.com.cn
T: (852) 2872-2047
F: (852) 2872-2102

CLSA Ltd
里昂證券有限公司
Jerry Lu 陸曉逖
jerry.lu@clsa.com
T: (852) 2600-8618
F: (852) 2501-0903

Core Pacific-Yamaichi International (H.K.) Ltd
京華山一國際(香港)有限公司
Mona Chung 鍾淑芬
mona.chung@cpy.com.hk
T: (852) 2826-0008
F: (852) 2536-9916

Credit Suisse First Boston
瑞士信貸第一波士頓(香港)
Kirk Yang 楊應超
kirk.yang@csfb.com
T: (852) 2101-7182
F: (852) 2284-7182

CSC Securities (HK) Limited
群益證券(香港)有限公司
Kenneth Lau 劉沛文
kenneth_lau@e-capital.com.hk
T: (852) 2105-1162
F: (852) 2105-1196

Daiwa Institute of Research
大和總研
Kelvin Cheng 鄭毅暉
kelvin.cheng@dir.com.hk
T: (852) 2848-4443
F: (852) 2845-2190

Dao Heng Securities Ltd
道亨證券有限公司
Pauline Lau 劉宛玲
pauline.lau@guoco.com
T: (852) 2218-2862
F: (852) 2285-3160

DBS Vickers (Hong Kong) Ltd.
DBS 唯高達(香港)有限公司
Lau Tak Hung, Eric 劉德雄
eric.lau@hk.dbsvickers.com
T: (852) 2863-9874
F: (852) 2521-1812

Deutsche Bank AG
德意志銀行
Victor Wong 黃步前
victor.wong@db.com
T: (852) 2203-6208
F: (852) 2203-6921

GK Goh Research Pte Ltd
Jonathan Ng 黃毅雄
ng.jonathan@gkgoh.com.sg
T: (65) 6239-8650
F: (65) 6224-6906

ING Financial Markets
David Toh
david.toh@asia.ing.com
T: (886) 2-2734-7528
F: (886) 2-8772-1500

JP Morgan
摩根大通
Johnny Chan 陳力健
johnny.lk.chan@jpmorgan.com
T: (852) 2840-6422
F: (852) 2847-3324

Lehman Brothers
雷曼財務顧問股份有限公司
Paul Meyer 梅保禮
pmeyer@lehman.com
T: (886) 2-2545-7900 ext 503
F: (886) 2-2712-2097

Merrill Lynch (Asia Pacific) Ltd
美林集團
Tien Yu Sieh 謝添佑
tienyu_sieh@hk.ml.com
T: (852) 2536-3025
F: (852) 2536-3428

Morgan Stanley
摩根士丹利
Viktor Ma 馬頂
viktor.ma@morganstanley.com
T: (852) 2848-5903
F: (852) 2537-1701

Nomura International (Hong Kong) Limited
野村國際(香港)有限公司
Theodore Teo 張國桉
theodore.teo@hk.nomura.com
T: (852) 2536-1240
F: (852) 2536-1820

Salomon Smith Barney
所羅門美邦
Peh Chong Ghee 白仲義
chong.ghee.peh@ssmb.com
T: (852) 2501-2748
F: (852) 2521-5350

SG Securities
法國興業(香港)有限公司
Paul Snelgrove
paul.snelgrove@sgib.com
T: (852) 2166-4094
F: (852) 2166-4662

Standard & Poor's Investment Services
標準普爾
David So 蘇俠雲
david_so@standardandpoors.com
T: (852) 2532-8066
F: (852) 2532-8001

UBS Warburg
瑞銀華寶
Lim Fung-Ee 林方義
fung-ee.lim@ubsw.com
T: (852) 2971-8599
F: (852) 2971-8542

Worldsec Int'l Ltd
和昇國際有限公司
Christopher Cheung 張家俊
ccheung@worldsec.com
T: (852) 2867-7289
F: (852) 2845-1655

The directors submit their report together with the audited accounts of the Company for the year ended 31st March 2002.

董事會謹此呈奉截至二零零二年三月三十一日止年度之報告連同本公司之經審核賬目。

Change of English company name

The Company has changed its English name to Legend Group Limited (formerly, Legend Holdings Limited) pursuant to a special resolution of Extraordinary General Meeting held on 25th March 2002, with effect from 28th March 2002. The Chinese name of the Company remains unchanged.

更改公司英文名稱

根據二零零二年三月二十五日舉行之股東特別大會通過之特別決議案，本公司已於二零零二年三月二十八日正式更改其英文名稱為Legend Group Limited（前稱Legend Holdings Limited）。本公司的中文名稱不變。

Principal business and geographical analysis of operations

The Company is an investment holding company. The Group is principally engaged in the sale and manufacturing of Legend brand personal computers and handheld device, the provision of IT services and Internet services, and contract manufacturing business.

An analysis of the Group's turnover, revenue and segment information for the year by principal business and geographical location is set out in Note 3 to the accounts.

主要業務及業務地域性分析

本公司乃一家投資控股公司。本集團主要從事銷售及生產聯想牌個人電腦、手持設備，提供IT服務、信息運營服務，以及合同製造業務。

本集團於本年度按主要業務及業務地域之營業額、收益及分類資料分析載於賬目附註3。

Results and appropriations

The results for the year are set out in the consolidated profit and loss account on page 64.

The state of affairs of the Group and the Company as at 31st March 2002 are set out in the balance sheets on pages 65 and 66.

The consolidated cash flows of the Group for the year are set out in the statement on pages 67 and 68.

業績及分派

本年度業績載於第64頁之綜合損益表。

本集團及本公司於二零零二年三月三十一日之財務狀況載於第65及66頁之資產負債表。

本集團年內之綜合現金流量載於第67及68頁之報表。

Results and appropriations *continued*

The directors have declared and recommended the following dividends in respect of the year ended 31st March 2002:

業績及分派 *續*

董事宣派及建議宣派以下截至二零零二年三月三十一日止年度之股息：

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Interim paid of 1.5 HK cents (2001: 1.1 HK cents) per share	已付中期，每股1.5港仙（二零零一年：1.1港仙）	**112,846**	82,942
Special interim dividend	特別中期股息	–	808,538
Proposed final of 3.6 HK cents (2001: 2.4 HK cents) per share	建議末期，每股3.6港仙（二零零一年：2.4港仙）	**271,051**	181,732
		383,897	1,073,212

Reserves

Movements in the reserves of the Group and the Company during the year are set out in Note 27 to the accounts.

儲備

年內，本集團及本公司之儲備變動詳情載於賬目附註27。

Donations

Charitable and other donations made by the Group during the year amounted to HK$298,019 (2001: HK$1,392,000).

捐款

年內，本集團作出之慈善及其他捐款金額為港幣298,019元（二零零一年：港幣1,392,000元）。

Tangible fixed assets

Details of the movements in tangible fixed assets of the Group and the Company during the year are set out in Note 13 to the accounts.

有形固定資產

年內，本集團及本公司之有形固定資產變動詳情載於賬目附註13。

Share capital

Details of the movements in share capital of the Company during the year are set out in Note 26 to the accounts.

股本

年內，本公司股本變動詳情載於賬目附註26。

Distributable reserves

At 31st March 2002, the distributable reserve of the Company available for distribution of proposed final dividend amounted to HK$863,305,000 (2001: HK$1,368,118,000, as restated).

可分派儲備

於二零零二年三月三十一日，本公司可作分派建議末期股息用途之可供分派之儲備為港幣863,305,000元（二零零一年：港幣1,368,118,000元，重列）。

Five-year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 128.

五年財務概要

過往五個財政年度本集團之業績及資產負債之概要載於第128頁。

Purchase, sale or redemption of the Company's listed securities

During the year, the Company purchased 72,226,000 shares of HK$0.025 each in the capital of the Company at prices ranging from HK$2.575 to HK$4.225 per share on The Stock Exchange of Hong Kong Limited (the "Stock Exchange of Hong Kong"). Such purchases involved a total cash outlay of approximately HK$263,761,000 and were for the purpose of enhancing the Company's return on equity.

購買、出售及贖回本公司之上市證券

年內，本公司在香港聯合交易所有限公司(「香港聯合交易所」)購回72,226,000股每股面值港幣0.025元之本公司股份，每股代價介乎港幣2.575元至4.225元，涉及總現金開支約港幣263,761,000元。購回股份旨在提高本公司之股本回報。

Month/Year	年份／月份	Number of shares repurchased 購回之股數	Highest price per share 支付之每股最高價	Lowest price per share 支付之每股最低價	Aggregate consideration paid (including expenses) 支付代價總額(包括費用)
			HK$ 港幣	HK$ 港幣	HK$'000 港幣千元
August 2001	二零零一年八月	30,882,000	4.225	3.400	122,686
September 2001	二零零一年九月	19,422,000	3.375	2.575	57,123
December 2001	二零零一年十二月	20,220,000	3.975	3.525	77,083
January 2002	二零零二年一月	1,702,000	4.050	3.975	6,869
		72,226,000			263,761

The repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

已購回之股份已於其後註銷，而本公司之已發行股本面值因此而被削減。購回股份之應付溢價已於本公司之保留溢利中扣除。

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

除上述所披露者外，年內，本公司或其任何附屬公司概無購買、出售或贖回本公司之任何上市證券。

Share options

The existing share options were granted to employees, including directors, of the Group under the Employee Share Option Scheme adopted and approved by shareholders on 18th January 1994. This scheme has been terminated on 26th April 2002. Despite the fact that no further options may be granted thereunder, all other provisions of this scheme will remain in force to govern the exercise of all the options previously granted.

On 25th March 2002, an ordinary resolution approving the adoption of new Share Option Scheme ("2002 Scheme") was passed by shareholders at an extraordinary general meeting. Details of 2002 Scheme are as follows:

(1) Purpose

The 2002 Scheme serves as a way of providing incentives to and attracting qualified participants for better performance of the Group by allowing them to share increases in the value of the Company.

(2) Qualified participants

(i) (a) any employee or officer, executive or non-executive director (or persons proposed to be appointed as such) of the Group;

(b) any consultant, professional or other adviser to the Group;

(c) any director, executive and senior officer of any associated company of the Company; and

(d) the trustee of any trust pre-approved by the directors the beneficiary (or in case of discretionary trust, the discretionary objects) of which include any of the above-mentioned persons; and

(ii) (a) any customer, supplier, agent, partner, distributor, professional or other advisers of, or consultants or contractors to, the Group; and

(b) the trustee of any trust pre-approved by the directors the beneficiary (or in case of discretionary trust, the discretionary objects) of which include any of the above-mentioned persons.

購股權

現有購股權乃根據於一九九四年一月十八日由股東採納及批准之僱員購股權計劃授予本集團之僱員包括董事。該計劃已於二零零二年四月二十六日終止。雖然並無進一步購股權可能據此而授出，此計劃之所有其他條文將仍然有效，以監管先前授出而行使之所有購股權。

於二零零二年三月二十五日，於股東特別大會通過一項普通決議案以批准採納新購股權計劃(「二零零二年計劃」)，二零零二年計劃詳情如下：

(1) 目的

二零零二年計劃為合資格參與者提供獎勵及激勵以提升本集團之表現，讓彼等分享本公司之增值。

(2) 合資格參與者

(i) (a) 本集團之任何僱員或管理人員、執行董事或非執行董事(或建議作此等委任之人士)；

(b) 本集團之任何專業顧問、專業人士或其他諮詢人；

(c) 本公司之任何聯營公司之任何董事、行政人員及高級管理人員；及

(d) 由董事會預先批准之任何信託之受託人，而有關信託之受益人(如屬全權信託，則為全權信託對象)包括上述任何人士；及

(ii) (a) 本集團之任何客戶、供應商、代理、合作伙伴、分銷商、專業人士或其他諮詢人或顧問或承辦商；及

(b) 由董事會預先批准之任何信託之受託人，而有關信託之受益人(如屬全權信託，則為全權信託對象)包括上述任何人士。

Share options *continued*

(3) Maximum number of shares

The maximum number of shares available for issue under options which may be granted thereunder is 750,803,810, representing 10% of the issued share capital of the Company as at the date of adoption of the 2002 Scheme.

(4) Maximum entitlement of each qualified participant

The maximum number of shares issued and to be issued upon exercise of options granted to each qualified participant (including both exercised and outstanding options) in any 12-month period up to the date of grant shall not exceed 1% of the shares then in issue.

(5) Timing for exercise of options

In respect of any particular option, the board of directors may in its absolute discretion determine the period within which an option may be exercised provided that such period must expire no later than 10 years from the date upon which the option is deemed to be accepted by the grantee. Option will then lapse to the extent not exercised during the option period.

(6) Acceptance of offers

An option shall be deemed to have been granted and accepted when the duplicate offer letter comprising acceptance of the option duly signed by the grantee shall have been received by the Company on or before the last day for acceptance as set out in the offer letter.

(7) Basis for determination of exercise price

The exercise price must be no less than the highest of: (i) the closing price of the shares on the date of grant; (ii) the average of the closing prices of the shares for the 5 trading days immediately preceding the date of grant; or (iii) the nominal value of the shares.

(8) Life of the scheme

The scheme shall be valid and effective for a period of 10 years from 26th April 2002, the date on which it is deemed to take effect in accordance with its terms.

購股權 續

(3) 股份數目上限

根據可能授出之購股權可供發行之股份數目上限為750,803,810股，於採納二零零二年計劃日期佔本公司之已發行股本10%。

(4) 每名合資格參與者所獲授之購股權上限

在授出日期前任何十二個月期間，每名合資格參與者獲授之購股權（包括已行使及尚未行使之購股權）予以行使時所發行及將予發行之股份總數，不得超過當時已發行股本之1%。

(5) 行使購股權之期限

董事會可能就有關任何特定之購股權，按其絕對酌情權釐定行使購股權之期限，惟該等期限不得超過該購股權被視為由承授人接納日期起計十年。於購股權期限屆滿未予行使之購股權將告失效。

(6) 接納購股權

倘本公司於接納限期或以前收訖要約函件之複本（包括由承授人正式簽署接納），購股權將被視為已授出及被接納。

(7) 行使價之釐定基準

行使價必須為不少於下列較高者：(i)股份於授出日期之收市價；(ii)緊接授出日期前五個交易日之股份平均收市價；或(iii)股份之面值。

(8) 計劃年期

該計劃由二零零二年四月二十六日（即根據其條款被視為生效之日期）起計十年期間有效。

Share options *continued*

(9) Outstanding options

Details of outstanding options over new shares of the Company at the beginning and at the end of the year which have been granted under the Employee Share Option Scheme are as follows:

購股權 *續*

(9) 未行使的購股權

根據僱員購股權計劃授出，但於年度開始及結束時尚未獲配發本公司新股之購股權詳情如下：

Grantee	承授人	Options held at 1.4.2001 於二零零一年四月一日持有的購股權	Options granted during the year 於年內授出之購股權	Options exercised during the year 於年內行使之購股權	Options lapsed during the year 於年內失效之購股權	Options held at 31.3.2002 於二零零二年三月三十一日持有的購股權	Exercise price HK$ 行使價港幣	Date of grant 授出日期	Exercise period 行使期間
Directors	**董事**								
Mr Liu Chuanzhi	柳傳志先生	–	3,000,000	750,000	–	2,250,000	2.876	31.8.2001	31.8.2001–30.8.2011
Mr Yang Yuanqing	楊元慶先生	–	6,000,000	–	–	6,000,000	4.072	16.4.2001	16.4.2001–15.4.2011
		–	3,000,000	750,000	–	2,250,000	2.876	31.8.2001	31.8.2001–30.8.2011
Ms Ma Xuezheng	馬雪征女士	–	2,920,000	–	–	2,920,000	4.072	16.4.2001	16.4.2001–15.4.2011
		–	1,600,000	–	–	1,600,000	2.876	31.8.2001	31.8.2001–30.8.2011
Continuous contract employees	**持續合約僱員**	32,000,000	–	32,000,000	–	–	0.459	30.10.1997	30.10.1997–29.10.2007
		34,352,000	–	25,712,000	928,000	7,712,000	4.038	28.1.2000	28.1.2000–27.1.2010
		130,084,000	–	506,000	2,416,000	127,162,000	4.312	15.1.2001	15.1.2001–14.1.2011
		–	26,630,000	–	–	26,630,000	4.072	16.4.2001	16.4.2001–15.4.2011
		–	1,006,000	174,000	–	832,000	2.904	29.8.2001	29.8.2001–28.8.2011
		–	123,644,000	6,410,000	1,598,000	115,636,000	2.876	31.8.2001	31.8.2001–30.8.2011

Share options *continued*

(9) *Outstanding options continued*

No share options have been granted under the 2002 Scheme since its adoption.

Notes:

1. *In respect of share options granted during the year, the closing prices of the shares immediately before the dates on which the options were granted are as follows:*

Date of grant	授出日期	Closing price of share immediately before the date of grant 緊接授出日期前之股份收市價
		[illegible]
16.4.2001	二零零一年四月十六日	5.45
29.8.2001	二零零一年八月二十九日	3.60
31.8.2001	二零零一年八月三十一日	3.70

2. *Weighted average closing price of shares immediately before the date on which the options were exercised by Mr Liu Chuanzhi is HK$3.22.*

3. *Weighted average closing price of shares immediately before the date on which the options were exercised by Mr Yang Yuanqing is HK$3.75.*

4. *Weighted average closing price of shares immediately before the dates on which the options were exercised by continuous contract employees is HK$5.14.*

5. *No share options were cancelled during the year.*

(10) *Valuation of share options*

The options granted are not recognised in the accounts until they are exercised. The directors consider that it is not appropriate to value the share options on the ground that certain crucial factors for such valuation are variables which cannot be reasonably determined at this stage. Any valuation of the share options based on speculative assumptions in respect of such variables would not be meaningful and the results thereof may be misleading to the shareholders. Thus, it is more appropriate to disclose only the market price and exercise price.

Subsidiaries, jointly controlled entities and associated companies

Particulars of the Company's principal subsidiaries, jointly controlled entities and associated companies as at 31st March 2002 are set out in Notes 15, 16 and 17 to the accounts respectively.

Bank loans

Particulars of bank loans of the Group as at 31st March 2002 are set out in Note 24 to the accounts.

購股權 *續*

(9) *未行使的購股權 續*

自二零零二年計劃獲採納後，概無據此授出購股權。

附註：

1. *有關本年內授出之購股權，股份在緊接其授出日期之前的收市價如下：*

2. *有關柳傳志先生所行使的購股權，股份在緊接行使日期之前的加權平均收市價為港幣3.22元。*

3. *有關楊元慶先生所行使的購股權，股份在緊接行使日期之前的加權平均收市價為港幣3.75元。*

4. *有關持續合約僱員所行使的購股權，股份在緊接行使日期之前的加權平均收市價為港幣5.14元。*

5. *年度內，概無註銷購股權。*

(10) *購股權估值*

授出之購股權直至其行使前不會於賬目內確認。董事認為有關該等估值之若干關鍵因素為未能合理地確定之變項，不適宜在此階段為購股權估值，以推測之假設確定該等變項作為對購股權所作的任何估值並無意義，而其結果可能對股東造成誤導，因此，只適宜披露購股權之市價及行使價。

附屬公司、共同控制實體及聯營公司

於二零零二年三月三十一日，本公司旗下之主要附屬公司、共同控制實體及聯營公司詳情分別載於賬目附註15、16及17。

銀行貸款

於二零零二年三月三十一日，本集團之銀行貸款詳情載於賬目附註24。

Directors

The existing directors of the Company are:

Executive directors

Mr Liu Chuanzhi

Mr Yang Yuanqing

Ms Ma Xuezheng

Non-executive director

Mr Zeng Maochao

Independent non-executive directors

Mr Wong Wai Ming

Prof Woo Chia-Wei

Mr Li Qin and Mr Guo Wei resigned from office of executive directors of the Company on 30th May 2001.

Mr Zeng Maochao was redesignated as a non-executive director on 30th May 2001.

In accordance with Articles 92 and 101 of the Company's Articles of Association, Mr Liu Chuanzhi and Ms Ma Xuezheng retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

董事

本公司現任董事如下：

執行董事

柳傳志先生

楊元慶先生

馬雪征女士

非執行董事

曾茂朝先生

獨立非執行董事

黃偉明先生

吳家瑋教授

於二零零一年五月三十日，李勤先生和郭為先生辭去本公司執行董事職位。

於二零零一年五月三十日，曾茂朝先生轉任非執行董事。

根據本公司之公司組織章程第92及101條規定，柳傳志先生及馬雪征女士於即將舉行之股東週年大會依章告退，惟願膺選連任。

Biographical details of directors and senior management

Executive directors

Mr Liu Chuanzhi, aged 58, is the Chairman of the Group. He has been responsible for the strategic planning and management of the Group since its establishment and has over 32 years of experience in the computer field. He graduated in 1966 from the Department of Radar Communications, Xian Military Communications Engineering College of China. He received the first prize of the Second National Technology Entrepreneurs Gold Award in 1990. He was awarded Model of National Work Force and Man of Reform in China, both in 1995, and Ten Most Influential Men of the Commercial Sector in China in 1996. He has been Vice Chairman of All-China Federation of Industry & Commerce and a Representative of the Ninth National People's Congress of the PRC since 1997 and 1998 respectively. Mr Liu was selected by *Fortune* magazine as one of the runners-up of Asia's Businessman of the year in 1999. He was also selected by *BusinessWeek* magazine as one of the Stars of Asia for 2000. In 2001, he was selected by *Time* magazine as one of the Twenty-five Most Influential Global Executives.

董事及高層管理人員履歷簡介

執行董事

柳傳志先生，五十八歲，本集團主席。柳先生自本集團成立以來一直負責本集團之整體策略制定與管理，在電腦業擁有超過三十二年經驗。柳先生於一九六六年畢業於中國西安軍事電訊工程學院之雷達通訊專業，一九九零年獲頒第二屆全國科技企業家創業獎金獎第一名，一九九五年獲頒全國勞動模範及中國改革風雲人物，一九九六年獲評中國商界十大風雲人物，一九九七年當選為中華全國工商業聯合會副主席，一九九八年當選為中華人民共和國第九屆全國人大代表，一九九九年被美國財富雜誌評為亞洲最佳商界風雲人物，二零零零年度被美國商業周刊評為亞洲之星，二零零一年度被美國時代雜誌評為全球廿五位最有影響力的商界領袖之一。

Executive directors continued

Mr Yang Yuanqing, aged 37, is the Vice Chairman, President and Chief Executive Officer of the Group with responsibility for the overall business and operation of the Group. He graduated from the Department of Computer Science, University of Science and Technology of China ("USTC") in 1989 with a Master degree. He is also a member of National Youth Committees, a director of China's Entrepreneur Association, and a Professor of USTC. He was awarded Ten Most Outstanding Youth of Beijing in 1998 and won the Medal of 5.4 Youth in China in 1999, which is the highest honour given to youth by the Chinese government. He was selected by *BusinessWeek* magazine as one of the Stars of Asia in the years of 1999 and 2001. Mr Yang is a non-executive director of Beijing Ufsoft Co., Ltd, which is engaged in software development and manufacturing.

Ms Ma Xuezheng, aged 49, is the Senior Vice President and Chief Financial Officer of the Group. She is responsible for strategic investment, finance and overseas business of the Group, and overall direction of the regional headquarters in Hong Kong. She graduated from Capital Normal University in 1976 with a Bachelor of Arts degree. She has over 25 years of experience in financial and executive management.

Non-executive director

Mr Zeng Maochao, aged 69, is a non-executive director of the Group. He graduated from the Department of Electrical Engineering, Shanghai Jiao Tong University in 1957. He was the Director and Professor of the Institute of Computing Technology of the Chinese Academy of Sciences. He has over 45 years of experience in the computer field. Mr Zeng is an executive director of Digital China Holdings Limited, a former wholly-owned subsidiary of the Company spun-off from the Group for separate listing on 1st June 2001.

Independent non-executive directors

Mr Wong Wai Ming, aged 44, is the Chief Executive Officer of Global China Technology Group Limited and also the Deputy Chairman of Sing Tao Holdings Limited. He is a chartered accountant and has extensive knowledge and experience in investment banking.

執行董事 續

楊元慶先生，三十七歲，本集團副主席、總裁兼首席執行官，全面負責本集團業務規劃及運作。楊先生於一九八九年畢業於中國科技大學計算機科學系，取得碩士學位，現亦為中華全國青年聯合會委員、中國企業家協會理事及中國科技大學教授。楊先生於一九九八年被評為北京市十大傑出青年，並於一九九九年獲得全國青聯授予青年的最高榮譽 — 中國五四青年獎章。楊先生於一九九九年及二零零一年均被美國商業周刊評為亞洲之星。楊先生現任北京用友軟件股份有限公司的非執行董事，該公司從事軟件開發及生產。

馬雪征女士，四十九歲，本集團高級副總裁兼財務總監，負責本集團策略投資、財務、海外業務以及香港區管理。馬女士於一九七六年畢業於首都師範大學，獲文學學士學位。馬女士在財務及行政管理方面擁有超過二十五年經驗。

非執行董事

曾茂朝先生，六十九歲，本集團非執行董事。曾先生於一九五七年畢業於上海交通大學電力工程系，曾任中國科學院計算技術研究所所長、教授，在電腦業擁有超過四十五年經驗。曾先生現任神州數碼控股有限公司的執行董事，該公司原為本公司的全資附屬公司，自二零零一年六月一日從本集團分拆上市。

獨立非執行董事

黃偉明先生，四十四歲，現任泛華科技集團有限公司的行政總裁及星島集團的副主席。黃先生為特許會計師，於投資銀行方面有廣泛知識及經驗。

Biographical details of directors and senior management *continued*

董事及高層管理人員履歷簡介 續

Independent non-executive directors continued

Prof Woo Chia-Wei, aged 64, is the Senior Advisor to The Shui On Group. He is President Emeritus and University Professor Emeritus of the Hong Kong University of Science and Technology. He serves on the HKSAR's Commission on Strategic Development, Council of Advisors on Innovation and Technology and Committee on Hong Kong-Mainland Technological Collaboration (which he chairs), and the Chinese People's Political Consultative Conferences.

獨立非執行董事 續

吳家瑋教授，六十四歲，現任瑞安集團有限公司高級顧問，亦為香港科技大學榮休校長及榮休科大講座教授、香港特別行政區策略發展委員會委員、創新科技顧問委員會委員、香港與內地科技合作委員會主席，及中國人民政治協商會議全國委員會委員。

Senior management

Mr Liu Jun, aged 33, is the Senior Vice President of the Group. He is responsible for the consumer IT business and computer sales. Mr Liu graduated in 1993 from the Department of Automation, Tsinghua University with a Bachelor of Engineering degree, and thereafter joined the Group. Mr Liu has attained outstanding achievement in computer sales and has extensive experience in computer business.

高層管理人員

劉軍先生，三十三歲，本集團高級副總裁，主管消費IT業務及電腦銷售。劉先生於一九九三年畢業於清華大學自動化系自動控制專業，獲工學學士學位，隨即加入本集團。劉先生在電腦銷售方面屢創佳績，擁有豐富的電腦行業經驗。

Mr Yu Bing, aged 36, is the Senior Vice President of the Group. He is responsible for the IT service business. Mr Yu graduated in 1988 with a Bachelor of Science degree from the Department of Automation, University of Science and Technology of Beijing. He joined the Group in 1990 and has engaged in marketing and sales for 5 years from 1996. He has extensive experience in sales and marketing.

俞兵先生，三十六歲，本集團高級副總裁，主管IT服務業務。俞先生於一九八八年畢業於北京科技大學自動化系，獲工學學士學位。俞先生於一九九零年加入本集團，自一九九六年起五年期間，一直全面負責公司市場和銷售，在市場營銷運作及推廣方面具豐富經驗。

Mr Qiao Song, aged 34, is the Senior Vice President of the Group. He is responsible for the corporate IT business as well as major account and strategic alliance. Mr Qiao graduated in 1991 with a Bachelor of Engineering degree from the Department of Computer Science and Technology, Tsinghua University. He joined the Group in 1991 and has extensive experience in sales and marketing, supply chain and procurement logistic management.

喬松先生，三十四歲，本集團高級副總裁，負責企業IT業務，以及大客戶和策略聯盟管理。喬先生於一九九一年畢業於清華大學計算機科學與技術系，獲工學學士學位。喬先生於一九九一年加入本集團，在市場營銷、供應鏈管理及採購物控方面具豐富經驗。

Ms Wang Xiaoyan, aged 40, is the Senior Vice President of the Group. She is responsible for information technology development as well as finance, commerce, administration and logistics functions. Ms Wang graduated in 1988 with a Master degree in Engineering from Beijing Institute of Technology. She joined the Group in 1994 and has extensive experience in finance and administration.

王曉岩女士，四十歲，本集團高級副總裁，負責集團信息化建設，以及財務、商務和行政後勤管理。王女士於一九八八年獲北京理工大學機械工程系機械工藝設備及自動化專業工學碩士學位。王女士於一九九四年加入本集團，在財務及行政管理方面具豐富經驗。

Senior management continued

Mr He Zhiqiang, aged 39, researcher, is the Senior Vice President of the Group and the Managing Director of Legend Corporate Research and Development. He is responsible for corporate research and development, software design centre, industrial design centre, PCBA design centre and product-chain management. He graduated with a Master degree in Computer Science from the Institute of Computing Technology of the Chinese Academy of Sciences and has 16 years of experience in the research and development of computer products. He joined the Group in 1986.

Mr Liu Xiaolin, aged 39, is the Vice President of the Group. He is responsible for the Internet service business. Mr Liu obtained a Master degree from the Department of Computer Science and Technology, Tsinghua University in 1992. He joined the Group in 1992 and has extensive experience in business development and management.

Mr Liu Zhijun, aged 37, is the Vice President of the Group. He is responsible for the handheld device and mobile handset businesses. He graduated in 1989 with a Master degree in Engineering Mechanics from Dalian University of Technology. He engaged in computer marketing when joined the Group in 1989. Since Mr Liu took charge of handheld device business in 2000, he obtained extensive experience in researching, producing and marketing concerned this field.

Mr Du Jianhua, aged 38, is the Vice President of the Group. He is responsible for the overall management of China regional headquarters and overseas branches. Mr Du obtained a Master degree from Beijing Institute of Technology in 1988. He joined the Group in 1989 and has extensive experience in regional planning and management.

Ms Wang Xiaochun, aged 49, is the Vice President of the Group. She is responsible for customer service and information. She obtained her Master degree in Science at the Graduate School of Chinese Academy of Sciences in 1981. She has over 16 years of experience in management and administration. She joined the Group in 1990.

高層管理人員 續

賀志強先生，三十九歲，研究員，本集團高級副總裁，亦為聯想研究院院長，主管聯想研究院、軟件設計中心、工業設計中心、板卡設計中心，以及產品鏈管理。賀先生為中國科學院計算技術研究所計算機科學系碩士，有十六年的電腦產品研究開發的工作經驗。賀先生於一九八六年加入本集團。

劉曉林先生，三十九歲，本集團副總裁，主管信息運營服務業務。劉先生於一九九二年在清華大學計算機科學與技術系獲得碩士學位。劉先生於一九九二年加入本集團，在業務發展及管理方面具豐富經驗。

劉志軍先生，三十七歲，本集團副總裁，主管手持設備以及移動通訊業務。劉先生於一九八九年在大連理工大學力學研究所畢業，獲工程力學系碩士學位。劉先生於一九八九年加入本集團，最初負責電腦行業銷售方面業務，自二零零零年接管手持業務後，在手持設備的研發、生產、營銷方面積累了豐富經驗。

杜建華先生，三十八歲，本集團副總裁，負責中國國內區域和海外分支機構的管理。杜先生於一九八八年獲北京理工大學計算機網絡專業碩士學位。杜先生於一九八九年加入本集團，在區域規劃及管理方面具豐富經驗。

王曉春女士，四十九歲，本集團副總裁，主管客戶售後服務以及客戶信息支持。王女士於一九八一年在中國科學院研究生院獲得理學碩士學位，在管理及行政方面有超過十六年經驗。王女士於一九九零年加入本集團。

Biographical details of directors and senior management *continued*

Senior management *continued*

Mr Lu Yan, aged 37, is the Vice President of the Group and is responsible for handheld device business. Mr Lu graduated in 1989 with a Master degree in Engineering from Beijing Institute of Technology and has ten years of experience in project R&D and management. He joined the Group in 1992.

Mr Chen Shaopeng, aged 33, is the Vice President of the Group and is responsible for the commercial desktop PC business. He graduated from Beijing Institute of Light Industry with a Bachelor degree in Computer Science and has ten years of experience in PC business and management. He joined the Group in 1993.

Mr Cheung Wing Chung, Anders, aged 38, is the Vice President of the Group and is responsible for strategic investment projects management. He joined the Group in 1988 and holds a MBA degree from Kellogg (Northwestern University) – Hong Kong University of Science and Technology. He has over 13 years of experience in computer marketing.

Directors' service contracts

None of the directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable within one year without payment of compensation, other than statutory compensation.

Directors' interests in contracts

No contracts of significance in relation to the Group's business to which the Company, its subsidiaries, its fellow subsidiaries or its holding company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事及高層管理人員履歷簡介 續

高層管理人員 續

呂岩先生，三十七歲，本集團副總裁，負責掌上設備業務。呂先生於一九八九年畢業於北京理工大學自動控制系，並獲工程碩士學位，有十年的工程研發及管理經驗。呂岩先生於一九九二年加入本集團。

陳紹鵬先生，三十三歲，本集團副總裁，負責商用台式電腦業務。陳先生畢業於北京輕工業學院計算機系獲學士學位，有十年電腦業務和管理的工作經驗。陳先生於一九九三年加入本集團。

張榮宗先生，三十八歲，本集團副總裁，負責策略投資項目管理。張先生於一九八八年加入本集團，持有美國西北大學Kellogg管理學院暨香港科技大學的工商管理碩士學位。張先生在電腦行業市場推廣方面擁有超過十三年的工作經驗。

董事服務合約

該等擬於即將舉行之股東週年大會上重選連任之董事與本公司概無訂立於一年內須作出賠償（一般法定賠償除外）方可終止之服務合約。

董事於合約之權益

本公司、其附屬公司、其同系附屬公司或其控股公司於年終或本年度任何時間內，概無訂立任何與本集團業務有關之任何重大合約，致令本公司之任何董事獲得重大利益。

Directors' interests in securities

As at 31st March 2002, according to the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"), the interests of each director in shares of the Company or any associated corporations were as follows:

董事之證券權益

於二零零二年三月三十一日，根據證券(披露權益)條例(「披露權益條例」)第29條保存之登記冊紀錄，董事於本公司及其相聯法團之股份權益如下：

		Number of shares in the Company 於本公司之股份數目		
Name of director	董事姓名	Personal interest 個人權益	Family interest 家族權益	Total interest 總權益
Mr Liu Chuanzhi	柳傳志先生	10,010,000	256,000	10,266,000
Mr Zeng Maochao	曾茂朝先生	4,080,000	–	4,080,000
Mr Yang Yuanqing	楊元慶先生	6,200,000	–	6,200,000
Ms Ma Xuezheng	馬雪征女士	16,714,000	2,360,000	19,074,000

		Number of shares in Digital China Holdings Limited (an associated corporation of the Company) 於神州數碼控股有限公司之股份數目 (本公司之相聯法團)		
Name of director	董事姓名	Personal interest 個人權益	Family interest 家族權益	Total interest 總權益
Mr Liu Chuanzhi	柳傳志先生	896,000	25,600	921,600
Mr Zeng Maochao	曾茂朝先生	408,000	–	408,000
Mr Yang Yuanqing	楊元慶先生	520,000	–	520,000
Ms Ma Xuezheng	馬雪征女士	1,646,400	–	1,646,400

Directors' rights to acquire shares

Certain directors have been granted options to subscribe for shares in the Company pursuant to the Company's Employee Share Option Scheme, details of which are set out in the previous part of this report.

董事購買股份之權利

根據本公司之僱員購股權計劃，若干董事已獲授予購股權以認購本公司之股份(詳情載列於本報告書之前部份)。

Directors' rights to acquire shares *continued*

Apart from the share options as referred to above, call options have been granted on 5th June 2000 by 聯想控股有限公司 ("LHL"), the controlling shareholder of the Company, to certain persons including the following directors pursuant to which they are respectively entitled (subject to certain conditions) to acquire, and to require LHL to sell, shares of the Company, at a price of HK$0.5325 per share during a period ending 1st August 2007.

董事購買股份之權利 *續*

除上述所指之僱員購股權外，於二零零零年六月五日，本公司之控股股東聯想控股有限公司向若干人士（包括下列董事）授出認購期權，據此彼等各自有權（視乎若干情況而定）收購及要求聯想控股有限公司於截至二零零七年八月一日止期間按每股港幣0.5325元之價格出售本公司股份。

		Number of shares in the Company 本公司之股份數目		
Name of director	董事姓名	Personal interest 個人權益	Family interest 家族權益	Total interest 總權益
Mr Liu Chuanzhi	柳傳志先生	6,000,000	720,000	6,720,000
Mr Zeng Maochao	曾茂朝先生	4,000,000	600,000	4,600,000
Mr Yang Yuanqing	楊元慶先生	4,000,000	–	4,000,000
Ms Ma Xuezheng	馬雪征女士	4,000,000	–	4,000,000

Save as disclosed above and other than certain nominee shares in the subsidiaries held in trust for the Group by certain directors, as at 31st March 2002, none of the directors or their associates had any interests in any shares of the Company or any of its associated corporations as recorded by the register of the Company pursuant to the SDI Ordinance.

除上文所披露者及若干董事以信託方式代表本集團持有若干附屬公司之代理人股份外，各董事或彼等之聯繫人士於二零零二年三月三十一日概無持有本公司或其任何相聯法團（記錄於本公司根據披露權益條例保存之登記冊）之任何股份。

Substantial interests in the share capital of the Company

According to the register maintained by the Company pursuant to section 16(1) of the SDI Ordinance as at 31st March 2002, the following corporations had an interest of 10% or more of the issued share capital of the Company:

於本公司股本之重大權益

根據本公司於二零零二年三月三十一日按披露權益條例第16(1)條保存之登記冊記錄，下列法團持有本公司已發行股本中10%或以上之權益：

Name	名稱	Number of shares 股份數目	Percentage of issued share capital 佔已發行股本總股數百分比	Note 附註
LHL	聯想控股有限公司	4,293,475,144	57%	1
Employees' Shareholding Society of LHL	聯想控股有限公司職工持股會	4,293,475,144	57%	2
Right Lane Limited	南明有限公司	1,419,518,420	19%	3

Substantial interests in the share capital of the Company *continued*

Notes:

1. *Direct transliteration of its Chinese company name in English is Legend Holdings Limited.*
2. *Employees' Shareholding Society of LHL is an equity holder of LHL which in turn wholly owns Right Lane Limited and is therefore taken to be interested in the shares held by those two companies respectively.*
3. *Right Lane Limited is a wholly owned subsidiary of LHL. Therefore, number of shares in which Right Lane Limited is shown as being interested is part of the shares in which LHL is shown to be interested.*

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Retirement scheme arrangements

For the period from 1st April 1998 to 30th November 2000, the Group provided all qualified Hong Kong employees with a defined contribution scheme, which was established under the Occupational Retirement Schemes Ordinance. Under the rules of the scheme, all participating employees were required to contribute 5% of their basic monthly salary plus cashable commission, whereas the employer's contribution is at 5%, 7.5% and 10% in pursuance of each participating employee's continuous years of service and as specified in accordance with the rules of the scheme. The assets of the scheme are continuously held under a provident fund managed by an independent trustee. Also, with the implementation of the Mandatory Provident Fund (the "MPF") by the Government of the Hong Kong Special Administrative Region effective on 1st December 2000, the Group and employees discontinued contributions to the scheme. Although the scheme was frozen, the employees are entitled to 100% of the employer's contribution with investment return after ten complete years of service, or at an increasing scale of between 30% to 90% after completion of three to nine years' service. Where there are employees who leave the Group prior to vesting fully in such contributions, the forfeited contributions will be refunded to the Group.

於本公司股本之重大權益 *續*

附註：

1. *公司中文名稱的英文直譯是Legend Holdings Limited。*
2. *聯想控股有限公司職工持股會持有聯想控股有限公司部份權益，而聯想控股有限公司全資擁有南明有限公司，因此聯想控股有限公司職工持股會被視為分別持有該兩家公司持有之股份權益。*
3. *南明有限公司為聯想控股有限公司全資擁有之附屬公司。因此，南明有限公司所持之股份，實為以上所示聯想控股有限公司持有之股份之其中一部分。*

管理合約

年內並無訂立或存在有關本公司整體業務或業務之任何重大部分之管理及行政合約。

退休計劃安排

於一九九八年四月一日至二零零零年十一月三十日期間，本集團為所有合資格之香港僱員提供一項根據職業退休計劃條例設定之定額供款退休計劃。根據該計劃之規定，所有參與計劃之僱員均須支付每月底薪連同現金佣金之5%作為供款，而僱主之供款則按個別參與計劃僱員之連續服務年期及該計劃之規定支付5%、7.5%及10%不等。該計劃之資產由獨立受託人所管理之公積金持有。此外，香港特別行政區在二零零零年十二月一日實行強制性公積金(「強積金」)後，集團及僱員再無於該計劃供款。儘管該計劃已經凍結，僱員在服務滿十年後，有權取得僱主供款之100%連同其投資回報，或於服務滿三年至九年後按遞增方式取得僱主供款之30%至90%不等。倘僱員在供款之權益獲全面授出前離開本集團，則沒收之供款將退還予本集團。

Retirement scheme arrangements *continued*

Under the MPF scheme established by the Group, all qualified employees are required to contribute 5% of their basic salary plus cashable allowances (subject to the ceiling under the requirements set-out in the MPF legislation) whereas the employer's contribution is at 7.5% and 10% respectively after completion of five and ten years of service.

The Group also participates in a local municipal government retirement scheme in the PRC whereby it is required to make an annual contribution of no more than 19% of three times the monthly average salaries as set out by the local municipal government each year. The local municipal government undertakes to assume the retirement benefit obligations of all existing and future retirees of the qualified staff in the PRC.

退休計劃安排 續

根據本集團成立之強積金計劃，所有合資格的僱員須支付每月底薪連同現金佣金（受根據強積金法例規定之最高額所限制）之5%作為供款，而僱主則分別為按服務滿五年及十年支付7.5%及10%之供款。

本集團亦參加國家管理的社會養老及失業保險基金，按規定每年應繳之養老保險費按不超過地方政府所規定之每月社會平均工資總額三倍的19%計算。地方政府承諾支付所有現在和將來所有合資格之退休僱員的退休福利支出。

Connected transactions

The following transactions constitute connected transactions of the Company and require disclosure in the annual report pursuant to Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (the "Listing Rules").

1. Pursuant to a tenancy agreement dated 12th May 1999, a subsidiary of the Company leased from Right Lane Limited, a substantial shareholder of the Company, five premises at Taikoo Shing, Hong Kong as staff quarters for a term of 2 years commencing from 1st June 1999 at a monthly rental of HK$110,000.

2. Pursuant to a tenancy agreement dated 31st May 2001, the Company has leased from Right Lane Limited, a substantial shareholder of the Company, three premises at Taikoo Shing, Hong Kong as staff quarters for a term of 2 years from 1st June 2001 at a monthly rental of HK$80,000.

關連交易

下列交易構成本公司之關連交易，並根據香港聯合交易所證券上市規則（「上市規則」）第十四章須於年報內作出披露。

1. 根據一九九九年五月十二日訂立之租賃協議，本公司之附屬公司向本公司之主要股東南明有限公司租用香港太古城五個住宅單位作為員工宿舍，租期由一九九九年六月一日起計，為期兩年，每月租金港幣110,000元。

2. 根據二零零一年五月三十一日訂立之租賃協議，本公司向本公司之主要股東南明有限公司租用香港太古城三個住宅單位作為員工宿舍，租期兩年，由二零零一年六月一日起生效，每月租金港幣80,000元。

Connected transactions *continued*

3. Pursuant to a tenancy agreement dated 16th January 2002, a subsidiary of the Company has leased from Shenzhen Legend Science Park Company Limited, a subsidiary of the controlling shareholder, certain office premises and car parking spaces situated at Legend Research and Development Building, Hi-Tech Industrial Park, Shennan District, Shenzhen, China. The tenancy is for a term of 46 months expiring on 15th November 2005 at a monthly rental of RMB1,309,300, exclusive of management fees and other outgoings.

4. Upon the setting up of a joint venture FM365.com Limited with AOL China Holdings LLC, Beijing Legend FM Science and Technology Company Limited ("Legend FM"), a subsidiary of the Company's controlling shareholder (聯想控股有限公司), has agreed to provide certain interactive services to the Group:

   a) Pursuant to a marketing agreement dated 20th November 2001, Legend FM has agreed to provide certain users of Legend PCs with access to its online account for distribution of interactive services provided by Legend FM in return of account access fees determined under the account access contract (see below). It is expected that this agreement will continue for a period of five years commencing from 20th November 2001.

   b) Pursuant to an account access contract dated 20th November 2001, Legend FM has agreed to provide account access to users of Legend PCs which have been bundled with software licensed for use of the interactive services provided by Legend FM. The account access fee paid by Legend (Beijing) Limited to Legend FM for the year ended 31st March 2002 was HK$50,330,000.

Besides, FM365.com Limited's subsidiary sold to Legend FM certain assets such as servers, computer equipment and software (which was acquired from the Group) at a transfer price of RMB7.4 million pursuant to a transfer of business contract dated 20th November 2001.

關連交易 續

3. 根據二零零二年一月十六日之租賃協議，本公司之附屬公司向控股股東之附屬公司深圳市聯想科技園有限公司租用位於中國深圳南山區高新科技產業園區聯想研發中心大廈之若干寫字樓及泊車位。租約為期四十六個月至二零零五年十一月十五日止，月租人民幣1,309,300元(未計管理費及其他開支)。

4. 自與AOL China Holdings LLC組成合資公司FM365.com Limited後，本公司控股股東(聯想控股有限公司)之附屬公司北京聯想調頻科技有限公司(「Legend FM」)已同意提供若干互動服務予本集團：

   a) 根據於二零零一年十一月二十日訂立之一項市場推廣協議，Legend FM已同意向聯想電腦的若干用戶提供網上賬戶以登入Legend FM之互動服務，並根據賬戶登入合約(見下文)收取賬戶登入費。預期此項協議將自二零零一年十一月二十日起計持續五年。

   b) 根據於二零零一年十一月二十日訂立之賬戶登入合約，Legend FM已同意向預裝可使用Legend FM互動服務之特許軟件之聯想個人電腦用戶提供登入服務。截至二零零二年三月三十一日止年度，聯想(北京)有限公司付給Legend FM之賬戶登入費用為港幣50,330,000元。

此外，根據日期為二零零一年十一月二十日之業務轉讓合同，FM365.com Limited之附屬公司向Legend FM出售若干資產如伺服器、電腦設備及軟件(此等資產購自本集團)，轉讓價為人民幣7,400,000元。

Connected transactions *continued*

The Company had been granted a waiver by the Stock Exchange of Hong Kong from the strict compliance of the requirements of Chapter 14 of the Listing Rules in respect of the transactions 4a and 4b above. These transactions have been reviewed by independent non-executive directors of the Company who have confirmed that these transactions were:

i) conducted in the ordinary and usual course of the Group's business;

ii) on normal commercial terms and on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

iii) entered into in accordance with the terms of the agreement governing these transactions; and

iv) not exceed 3% of the audited consolidated net tangible assets of the Group in the financial year.

5. Subsequent to the spin off of Digital China Holdings Limited and its subsidiaries ("DCHL Group") from the Group for separate listing in June 2001, DCHL became an associate (as defined in the Listing Rules) of the Company's controlling shareholder. DCHL is deemed as a connected person in relation to the Company for the purpose of the Listing Rules.

   a) Pursuant to a management agreement dated 8th May 2001 between the Company's subsidiary and DCHL, the Group has agreed to share with DCHL Group certain office space situated at 20/F., Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong for the period from 16th May 2001 to 30th November 2002 in return of a monthly management fee of HK$186,270 exclusive of rates, management fees and other related expenses.

關連交易 續

有關上述第4a及4b項交易，本公司已獲香港聯合交易所授予豁免嚴格遵守上市規則第十四章之規定。本公司之獨立非執行董事已審閱此等交易並確認此等交易乃：

i) 於本集團之一般及日常業務中進行；

ii) 按一般商務條款達成並就本公司之股東而言屬公平合理；

iii) 遵照此等交易之協議條款進行；及

iv) 不超逾本集團於財政年度內之經審核綜合有形資產淨值之3%。

5. 神州數碼控股有限公司及其附屬公司(「神州數碼集團」)於二零零一年六月從本集團分拆獨立上市後，神州數碼成為本公司控股股東之聯繫人(定義見上市規則)，並就上市規則而言，被視為本公司之關連人士。

   a) 根據本公司之附屬公司與神州數碼於二零零一年五月八日訂立之管理協議，本集團已同意於二零零一年五月十六日至二零零二年十一月三十日期間，與神州數碼集團共用於香港鰂魚涌英皇道979號太古坊德宏大廈20樓之若干寫字樓空間，而每月管理費用為港幣186,270元，未計差餉、管理費及其他有關開支。

Connected transactions *continued*

b) Pursuant to a tenancy agreement dated 27th March 2000 between a subsidiary of the Company and a subsidiary of DCHL, the Group has sub-leased to DCHL Group certain office space situated at Lian Xiang Building, Southeastern Corner of 1 Tai Yi Road, Belin District, Xian, China at a monthly rental of RMB72,400. The tenancy is for a term of 5 years commencing from 1st October 1999.

c) The Group purchased information technology products from DCHL Group. For the year ended 31st March 2002, such purchases amounted to HK$13,519,000.

The Company had been granted a waiver by the Stock Exchange of Hong Kong from the strict compliance of the requirements of Chapter 14 of the Listing Rules in respect of the transaction 5c above. These transactions have been reviewed by independent non-executive directors of the Company who have confirmed that these transactions were:

i) conducted in the ordinary and usual course of the Group's business;

ii) on normal commercial terms or on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

iii) entered into in accordance with the terms of the agreements governing such transactions, or (where there are no such agreements) on terms no less favourable than those available to or from independent third parties; and

iv) not exceed the higher of: (1) 1% of the audited consolidated turnover of the Group; and (2) HK$46.3 million, in the financial year.

6. Prior to the spin-off of DCHL Group, purchases from D-Link Corporation and its subsidiaries ("D-Link Group") were deemed as connected transactions for the purpose of the Listing Rules. The Group purchased computer networking products amounted to HK$61,859,000 from D-Link Group for the year ended 31st March 2002.

關連交易 續

b) 根據本公司之附屬公司與神州數碼之附屬公司於二零零零年三月二十七日訂立之租賃協議，本集團已向神州數碼集團分租位於中國西安太乙路1號東南角聯想大廈之若干寫字樓空間。每月租金為人民幣72,400元，租約由一九九九年十月一日開始，為期五年。

c) 本集團向神州數碼集團購買資訊科技產品，截至二零零二年三月三十一日止年度，該等購買之款額為港幣13,519,000元。

有關上述之第5c項交易，本公司已獲香港聯合交易所授予豁免嚴格遵守上市規則第十四章之規定。本公司之獨立非執行董事已審閱此等交易並確認此等交易乃：

i) 於本集團之一般及日常業務中進行；

ii) 按一般商務條款達成或就本公司之股東而言屬公平合理；

iii) 遵照該等交易之協議條款進行，或(倘沒有該等協議)按不遜於給予或源自獨立第三者之條款；及

iv) 不超逾於財政年度內以下兩者之較高者：(1)本集團之經審核綜合營業額之1%；及(2)港幣46,300,000元。

6. 於分拆神州數碼集團前，就上市規則而言，該等向友訊科技股份有限公司及其附屬公司(「友訊集團」)作出之購買被視為關連交易。本集團於截至二零零二年三月三十一日止年度向友訊集團購入電腦網絡產品，總額為港幣61,859,000元。

Connected transactions *continued*

The Company had been granted a waiver by the Stock Exchange of Hong Kong from the strict compliance of the requirements of Chapter 14 of the Listing Rules in respect of the aforesaid transactions. These transactions have been reviewed by independent non-executive directors of the Company who have confirmed that these transactions were:

i) conducted in the ordinary and usual course of the Group's business;

ii) on normal commercial terms and on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

iii) entered into in accordance with the terms of the agreement governing such transactions, or (where there are no such agreements) on terms no less favourable than those available to or from independent third parties; and

iv) not exceed 2% of the audited consolidated turnover of the Group in the financial year.

關連交易 續

有關上述之交易，本公司已獲香港聯合交易所授予豁免嚴格遵守上市規則第十四章之規定。本公司之獨立非執行董事已審閱此等交易並確認此等交易乃：

i) 於本集團之一般及日常業務中進行；

ii) 按一般商務條款達成並就本公司之股東而言屬公平合理；

iii) 遵照該等交易之協議條款進行，或(倘沒有該等協議)按不遜於給予或源自獨立第三者之條款；及

iv) 不超逾本集團於財政年度內之經審核綜合營業額之2%。

Major customers and suppliers

The five largest customers and the five largest suppliers of the Group accounted for less than 30 per cent of the Group's turnover and purchases respectively in the year.

主要客戶及供應商

本集團最大五位顧客及最大五位供應商分別佔集團於年內之營業額及購貨量均少於百分之三十。

Code of best practice

The Company has established an audit committee comprising Mr Wong Wai Ming and Prof Woo Chia-Wei, independent non-executive directors of the Company. In establishing the terms of reference for this committee, the committee and the directors have had regards to the "Guide for Formation of an Audit Committee" issued by the Hong Kong Society of Accountants in December 1997.

Apart from the fact that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's Articles of Association, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year.

最佳應用守則

本公司成立一個由本公司獨立非執行董事黃偉明先生及吳家瑋教授組成之審核委員會。在設定此委員會之參考條款時，委員會及董事已參考由香港會計師公會於一九九七年十二月頒佈之「成立審核委員會指引」。

惟非執行董事之任期乃依據本公司組織章程之規定須於股東週年大會上輪值告退而無訂明指定任期外，本公司於年度內一直遵守上市規則附錄十四所載之最佳應用守則。

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board



Liu Chuanzhi
Chairman

Hong Kong, 23rd May 2002

核數師

賬目已由羅兵咸永道會計師事務所審核。羅兵咸永道會計師事務所膺選連任。

承董事會命



主席
柳傳志

香港，二零零二年五月二十三日



羅兵咸永道會計師事務所

PricewaterhouseCoopers
23rd Floor Sunning Plaza
10 Hysan Avenue
Hong Kong

TO THE SHAREHOLDERS OF LEGEND GROUP LIMITED
(formerly known as Legend Holdings Limited)
(incorporated in Hong Kong with limited liability)

致聯想集團有限公司列位股東：
(前稱 Legend Holdings Limited)
(於香港註冊成立之有限公司)

We have audited the accounts on pages 64 to 126 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

本核數師已完成審核載於第64至126頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，及所採用之會計政策是否適合貴公司及貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分之憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信，我們之審核工作已為下列意見提供合理之基礎。

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

意見

本核數師認為，上述之賬目足以真實兼公平地反映貴公司及貴集團於二零零二年三月三十一日結算時之財務狀況及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。



PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23rd May 2002



羅兵咸永道會計師事務所
香港執業會計師

香港，二零零二年五月二十三日

Consolidated Profit and Loss Account - 綜合損益表

For the year ended 31st March 2002 截至二零零二年三月三十一日止年度

		Note 附註	2002 HK$'000 港幣千元	2001 (Restated) (重列) HK$'000 港幣千元
Turnover	營業額	3	**20,853,254**	27,219,212
Earnings before interest, taxation, depreciation and amortisation expenses	除利息、稅項、折舊及攤銷前經營溢利		**1,008,938**	970,700
Depreciation expenses	折舊費用		**(143,048)**	(123,359)
Amortisation of goodwill	商譽攤銷	*2(g)(ii)*	**–**	(580,877)
Impairment loss of goodwill	商譽減值虧損	*2(g)(i)*	**–**	(165,640)
Interest income	利息收入		**67,360**	103,214
Gains/ (losses) on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及證券投資之收益/(虧損)		**164,240**	(1,338)
Profit from operations	經營溢利	4	**1,097,490**	202,700
Finance costs	財務費用	6	**(11,785)**	(33,516)
			1,085,705	169,184
Share of profits of jointly controlled entities	應佔共同控制實體溢利		**8,468**	–
Share of losses of associated companies	應佔聯營公司虧損		**(12,979)**	(6,628)
Profit before taxation	除稅前溢利	5	**1,081,194**	162,556
Taxation	稅項	7	**(23,092)**	(19,156)
Profit after taxation	除稅後溢利		**1,058,102**	143,400
Minority interests	少數股東權益		**(13,202)**	(29,886)
Profit attributable to shareholders	股東應佔溢利	10	**1,044,900**	113,514
Dividends	股息	11	**383,897**	1,073,212
Earnings per share	每股盈利			
– Basic	–基本	12	**13.86 cents仙**	1.52 cents仙
– Fully diluted	–全面攤薄	12	**13.79 cents仙**	1.51 cents仙

		Note 附註	Group 集團 2002 HK$'000 港幣千元	Group 集團 2001 (Restated) (重列) HK$'000 港幣千元	Company 公司 2002 HK$'000 港幣千元	Company 公司 2001 (Restated) (重列) HK$'000 港幣千元
Non-current assets	**非流動資產**					
Tangible fixed assets	有形固定資產	13	**847,316**	717,577	**3,169**	5,713
Construction-in-progress	在建工程	14	**43,866**	199,984	**–**	–
Investments in subsidiaries	於附屬公司之投資	15(a)	**–**	–	**2,327,875**	2,327,975
Investments in jointly controlled entities	於共同控制實體之投資	16	**210,432**	–	**–**	–
Investments in associated companies	於聯營公司之投資	17(a)	**204,806**	129,040	**–**	–
Loan to a related company	貸款予一間關連公司	17(b)	**–**	–	**50,034**	–
Investment securities	證券投資	18	**30,762**	85,735	**–**	–
			1,337,182	1,132,336	**2,381,078**	2,333,688
Current assets	**流動資產**					
Inventories	存貨	19	**855,519**	2,101,112	**–**	–
Amounts due from subsidiaries	應收附屬公司欠款	15(b)	**–**	–	**2,139,345**	2,307,619
Amounts due from jointly controlled entities	應收共同控制實體欠款	20	**194,132**	–	**–**	–
Accounts receivable	應收賬款	21	**678,344**	1,745,852	**–**	–
Deposits, prepayments and other receivables	按金、預付款項及其他應收賬款		**185,391**	415,042	**76,633**	12,656
Cash and bank balances	現金及銀行結餘	22	**2,441,169**	2,633,651	**1,393,909**	1,555,209
			4,354,555	6,895,657	**3,609,887**	3,875,484
Current liabilities	**流動負債**					
Amounts due to subsidiaries	應付附屬公司欠款	15(b)	**–**	–	**189,468**	13,720
Accounts payable	應付賬款	23	**1,336,731**	2,278,804	**–**	–
Accruals and other payables	應計費用及其他應付賬款		**663,361**	947,165	**16,197**	49,288
Tax payable	應付稅項		**2,231**	11,822	**–**	–
Current portion of long-term liabilities	長期負債之一年內應償還額	24	**–**	816,709	**–**	–
			2,002,323	4,054,500	**205,665**	63,008
Net current assets	**流動資產淨額**		**2,352,232**	2,841,157	**3,404,222**	3,812,476
Total assets less current liabilities	**總資產減流動負債**		**3,689,414**	3,973,493	**5,785,300**	6,146,164

Balance Sheets 資產負債表

As at 31st March 2002　於二零零二年三月三十一日

			Group 集團		Company 公司	
			2002	2001 (Restated) (重列)	**2002**	2001 (Restated) (重列)
		Note 附註	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Financed by:	資金來源：					
Share capital	股本	26	**187,701**	187,849	**187,701**	187,849
Reserves	儲備	27	**4,779,553**	4,761,944	**4,733,990**	4,589,893
(Accumulated losses)/	(累計虧損)／					
retained profits	保留溢利	28				
Proposed special	擬派特別					
interim dividend	中期股息		**–**	808,000	**–**	808,000
Proposed final dividend	擬派末期股息		**271,051**	181,730	**271,051**	181,730
Other	其他		**(1,556,271)**	(2,056,601)	**592,254**	378,388
Shareholders' funds	股東資金		**3,682,034**	3,882,922	**5,784,996**	6,145,860
Minority interests	少數股東權益		**7,050**	74,458	**–**	–
Long-term liabilities	長期負債	24	**330**	16,113	**304**	304
			3,689,414	3,973,493	**5,785,300**	6,146,164

On behalf of the Board
承董事會命



Liu Chuanzhi
柳傳志
Director
董事



Yang Yuanqing
楊元慶
Director
董事

For the year ended 31st March 2002 截至二零零二年三月三十一日止年度

		Note 附註	2002 HK$'000 港幣千元	2001 (Restated) (重列) HK$'000 港幣千元
Net cash inflow from operating activities	**經營業務所得現金淨額**	33	**809,490**	770,943
Returns on investments and servicing of finance	**投資回報及融資費用**			
Interest received	利息收入		**67,360**	103,214
Interest paid and finance charges under finance leases	利息支出及財務租約融資費用		**(11,785)**	(33,516)
Dividends paid	支付股息		**(294,578)**	(216,452)
Net cash outflow from returns on investments and servicing of finance	投資回報及融資費用所耗現金淨額		**(239,003)**	(146,754)
Taxation	**稅項**			
Hong Kong profits tax paid	繳付香港利得稅		**–**	(5,168)
Overseas tax paid	繳付海外稅項		**(22,047)**	(4,309)
Total taxation paid	繳付稅項總額		**(22,047)**	(9,477)
Investing activities	**投資活動**			
Purchase of tangible fixed assets	購置有形固定資產		**(268,536)**	(284,728)
Sale of tangible fixed assets	出售有形固定資產		**32,236**	26,426
Payment for construction-in-progress	支付在建工程款項		**(187,053)**	(170,736)
Purchase of investment securities	購置證券投資		**(2,746)**	–
Sale of investment securities	出售證券投資		**23,229**	–
Acquisition of a subsidiary	購入附屬公司	38	**–**	(102,810)
Acquisition of associated companies	購入聯營公司		**–**	(233,216)
Net cash outflow in respect of disposal of subsidiaries	出售附屬公司所耗現金淨額	37	**(127,240)**	(25,682)
Investment in jointly controlled entities	投資共同控制實體		**(250,747)**	–
Repayment of advance from an associated company	聯營公司償還所欠貸款		**10,004**	1,200
Proceeds from disposal of an associated company	出售聯營公司所得款項		**37,736**	–
Net cash outflow from investing activities	投資活動所耗現金淨額		**(733,117)**	(789,546)
Net cash outflow before financing	未計融資前所耗現金淨額		**(184,677)**	(174,834)

		Note 附註	2002 HK$'000 港幣千元	2001 (Restated) (重列) HK$'000 港幣千元
Financing	**融資**			
Increase in minority interests	少數股東權益增加		–	34,287
Exercise of share options and issue of new shares	行使購股權及發行新股份		143,949	87,068
Repurchase of shares	回購股份		(263,761)	–
New issue expenses	發行新股份費用		–	(69)
Increase in bank loans	增加銀行貸款		121,495	633,645
Payment of capital elements of finance leases	償還財務租約之本金		–	(2,618)
(Decrease)/increase in loans from minority shareholders of a subsidiary	附屬公司少數股東借款(減少)/增加		(4,840)	19,385
Net cash (outflow)/inflow from financing	融資(所耗)/所得現金淨額	34	(3,157)	771,698
(Decrease)/increase in cash and cash equivalents	現金及等同現金(減少)/增加		(187,834)	596,864
Effect of foreign exchange rate changes	匯率變動之影響		(4,648)	(926)
Cash and cash equivalents at the beginning of the year	年初現金及等同現金		2,633,651	2,037,713
Cash and cash equivalents at the end of the year	年終現金及等同現金	35	2,441,169	2,633,651

Consolidated Statement of Recognised Gains and Losses ▫ 綜合收入及虧損確認表

For the year ended 31st March 2002

截至二零零二年三月三十一日止年度

		Note 附註	2002 HK$'000 港幣千元	2001 (Restated) (重列) HK$'000 港幣千元
Deficit on revaluation of investment securities	證券投資之重估價值之虧損	27	**(36,058)**	(6,914)
Exchange differences arising from translation of subsidiaries, associated companies and jointly controlled entities	折算海外附屬公司、聯營公司及共同控制實體之賬目時所產生之匯兌差額	27	**3,819**	(1,128)
Net losses not recognised in the profit and loss account	未於損益賬中確認之虧損淨額		**(32,239)**	(8,042)
Profit for the year	本年度溢利		**1,044,900**	113,514
Less: Realisation of investment revaluation reserve upon disposal of investment securities to the profit and loss account	減：投資重估儲備於出售證券投資時變現並轉入損益表	27	**(13,518)**	–
Total recognised gains	已確認收入總額		**999,143**	105,472
Goodwill arising from acquisition of subsidiaries and associated companies	收購附屬公司及聯營公司所產生之商譽	27	**–**	(27,845)
Goodwill written back/(off) arising from disposal of subsidiaries and an associated company	出售附屬公司及一家聯營公司時所沖回／(撇除)之商譽	27	**22,897**	(373)
			1,022,040	77,254
Cumulative effect of changes in accounting policies adopted 1st April 2001:	自二零零一年四月一日更改會計政策之累計影響：			
Accumulated losses at 1st April	四月一日之累積虧損			
– effect of adopting SSAP 9 (revised)	–採納會計實務準則第9號(經修訂)之影響	2(s), 28	**989,730**	133,510
– effect of adopting SSAP 29	–採納會計實務準則第29號之影響	2(g), 28	**(1,887,850)**	(1,306,973)
– effect of adopting SSAP 31	–採納會計實務準則第31號之影響	2(g), 28	**(199,617)**	(33,977)
			(1,097,737)	(1,207,440)

1 Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, investment securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are, unless otherwise stated, effective for accounting periods commencing on or after 1st January 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for periods commencing on or after 1st July 2000)
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The effect of adopting these new standards is set out in the accounting policies below.

1 編製基準

本賬目乃根據香港公認會計原則及香港會計師公會頒佈之會計準則編製。賬目並根據歷史成本常規法編製，惟如下文會計政策所披露，證券投資乃以公平價值入賬。

本年度，本集團採納以下會計師公會頒佈之會計實務準則(「會計實務準則」)，除另有指明外，該等會計實務準則於二零零一年一月一日或以後開始之會計期間生效：

會計實務準則第9號(經修訂)	:	結算日後事項
會計實務準則第14號(經修訂)	:	租約(對二零零零年七月一日或之後期間有效)
會計實務準則第26號	:	分類報告
會計實務準則第28號	:	準備、或有負債及或有資產
會計實務準則第29號	:	無形資產
會計實務準則第30號	:	企業合併
會計實務準則第31號	:	資產減損
會計實務準則第32號	:	綜合財務報表和對附屬公司投資之會計處理

採納該等新準則之影響載於下文之會計政策內。

2 Principal accounting policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of consolidation

(i) The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st March. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(ii) A subsidiary is a company in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors.

(iii) All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(iv) The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or capital reserve which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated exchange reserve.

(v) Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(vi) In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2 主要會計政策

在編製綜合賬目時所採用之主要會計政策載列如下：

(a) 綜合基準

(i) 本綜合賬目包括本公司及各附屬公司於三月三十一日之賬目。於本年度內購入或售出之附屬公司之業績，由收購生效日期起或迄至出售生效日期止(如適用)計入綜合損益表。

(ii) 附屬公司乃指本公司直接或間接控制其逾半數表決權或已發行股本或控制其董事會組成之公司。

(iii) 本集團內各公司間之所有重大交易及結餘均於綜合賬目時抵銷。

(iv) 出售附屬公司之盈虧指出售所得款項與本集團所佔其資產淨值連同過往並未計入綜合損益表內或於綜合損益表內確認之未攤銷商譽或資本儲備以及任何相關累計外匯換算儲備兩者間之差額。

(v) 少數股東權益乃指外界股東應佔附屬公司經營業績及資產淨值之權益。

(vi) 附屬公司投資乃按成本值扣除減值虧損準備後列入本公司資產負債表。附屬公司之業績則按已收及應收股息基準列入本公司賬目。

2 Principal accounting policies *continued*

(b) Joint ventures

(i) A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

(ii) The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation and accumulated impairment losses) on acquisition.

(iii) The gain or loss on the disposal of a jointly controlled entity represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated exchange reserve.

(iv) In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

2 主要會計政策 *續*

(b) 合營企業

(i) 合營企業乃一項合約協議，據此，本集團及其他訂約方進行經濟活動，而該項經濟活動乃雙方共同控制，概無參與者可單方面控制該項經濟活動。

(ii) 綜合損益表包括本年度本集團應佔共同控制實體業績，而綜合資產負債表包括本集團應佔共同控制實體之資產淨值及因收購而產生之商譽╱負商譽(扣除累積攤銷及累積減值撥備)。

(iii) 出售共同控制實體之盈虧指出售所得款項與本集團所佔其資產淨值連同過往未計入綜合損益表內或於綜合損益表內確認之未攤銷商譽或負商譽以及任何相關累計外匯換算儲備兩者之差額。

(iv) 共同控制實體投資乃按成本扣除減值虧損撥備後列入本公司資產負債表。共同控制實體之業績則按已收及應收股息基準列入本公司賬目。

2 Principal accounting policies *continued*

(c) Associated companies

(i) An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management. The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation and accumulated impairment losses) on acquisition.

(ii) The gain or loss on the disposal of an associated company represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated exchange reserve.

(iii) In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

2 主要會計政策 續

(c) 聯營公司

(i) 聯營公司乃指除附屬公司以外，其股權乃長期持有，其管理決策受重大影響之公司。綜合損益賬包括年度內本集團應佔聯營公司業績之部分，而綜合資產負債表則包括本集團應佔聯營公司資產淨值之部分及因收購而產生之商譽／負商譽(扣除累計攤銷及累計減值撥備)。

(ii) 出售聯營公司之盈虧指出售所得款項與本集團所佔其資產淨值連同過往未計入綜合損益表內或於綜合損益表內確認之未攤銷商譽或負商譽以及任何相關累計外匯換算儲備兩者之差額。

(iii) 聯營公司投資乃按成本值扣除減值虧損準備後列入本公司資產負債表。聯營公司之業績則按已收及應收股息基準列入本公司賬目。

2 Principal accounting policies *continued*

(d) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising therefrom are dealt with in the profit and loss account.

The balance sheets of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(e) Tangible fixed assets

(i) *Land use rights, leasehold land and buildings/ improvements*

Land use rights, leasehold land and buildings/ improvements are stated at cost less accumulated amortisation or depreciation and accumulated impairment losses.

Land use rights are amortised on a straight line basis over the land use rights periods ranging from 20 to 50 years.

2 主要會計政策 續

(d) 外幣換算

本年度之外幣交易乃按交易日之兌換率換算為港元。以外幣定值之資產及負債均按結算日之兌換率換算為港元後納入賬目內。由此產生之匯兌差額已撥入損益表中處理。

以外幣列賬之附屬公司、共同控制實體及聯營公司之資產負債表按結算日之匯率換算，而盈虧則以平均匯率換算。產生之匯兌差額則撥入儲備變動處理。

(e) 有形固定資產

(i) *土地使用權、租約土地及樓宇／裝修*

土地使用權、租約土地及樓宇／裝修按成本值扣除累積攤銷或折舊及累計減值入賬。

土地使用權按土地使用權年期20至50年期以直線法攤銷。

2 Principal accounting policies *continued*

(e) Tangible fixed assets *continued*

Amortisation of leasehold land is calculated to write off its cost over the unexpired period of the lease or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2% to 5%.

Depreciation on buildings is calculated to write off their cost over the unexpired period of the leases or their expected useful lives to the Group of 50 years whichever is shorter. The principal annual rates used for this purpose are 2% to 5%.

Depreciation of leasehold improvements is calculated to write off their cost on the straight line basis over their expected useful lives to the Group of 5 years or unexpired periods of the leases whichever is shorter. The principal annual rate used for this purpose is 20%.

(ii) *Other tangible fixed assets*

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation on other tangible fixed assets is calculated to write off their cost on the straight line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are 20% to 33%.

2 主要會計政策 *續*

(e) 有形固定資產 *續*

租約土地攤銷乃按其租約尚餘年期或預計可供本集團使用之50年期(取其較短者)撇銷其成本值。所採用之主要攤銷年率為2%至5%。

樓宇折舊乃按其租約尚餘年期或預計可供本集團使用之50年期(取其較短者)撇銷其成本值。所採用之主要折舊年率為2%至5%。

租約物業裝修之折舊乃採用直線法按其預計可供本集團使用之5年期或租約尚餘年期(取其較短者)撇銷其成本值。所採用之主要折舊年率為20%。

(ii) *其他有形固定資產*

其他有形固定資產乃按成本值扣除累計折舊及累計減值虧損入賬。其他有形固定資產之折舊乃採用直線法按其預計可供本集團使用年期撇銷其成本值。所採用之主要折舊年率為20%至33%。

2 Principal accounting policies *continued*

(e) Tangible fixed assets *continued*

(iii) *Leased assets*

Where assets are acquired through finance leases (including hire purchase contracts) under which substantially all the risks and rewards of ownership, other than legal title, are transferred to the Group, the assets are treated as if they had been purchased. An amount equivalent to the cost is recorded as a tangible fixed asset. The corresponding lease commitments are shown as obligations under finance leases. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to the profit and loss account. Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods as in (ii) above. All other leases are accounted for as operating leases.

(iv) *Impairment of tangible fixed assets*

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in contruction-in-progress and tangible fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

2 主要會計政策 *續*

(e) 有形固定資產 *續*

(iii) *租賃資產*

除法定業權外，倘根據財務租約(包括租購合約)購入之資產之擁有權絕大部分風險及回報撥歸予本集團，則該等資產將視作購入資產列賬。一筆相當於其成本之金額將列作有形固定資產。有關之租賃承擔列作財務租約債務。付予出租人之款項視作包括本金及利息兩部分。其中利息部分自損益賬中扣除。根據財務租約持有之資產一如上文第(ii)項所述，按其預計可使用年期或租約期限(以較短期間為準)計算折舊。所有其他租約一概列作經營租約。

(iv) *有形固定資產減值*

於各結算日，內部及外來資料來源被視為用以評估有否任何跡象顯示包括於在建工程及有形固定資產之資產出現減值。倘存在減值跡象，資產之可收回價值將予評估及(如適用)減值虧損將予確認以將資產減至其可收回價值。該減值虧損於損益表確認，惟以估值入賬之資產及減值虧損並不超出同一資產之重估盈餘者除外，資產於該情況下被視為重估減值。

2 Principal accounting policies *continued*

(e) Tangible fixed assets *continued*

(v) *Gain or loss on disposal of tangible fixed assets*

The gain or loss on disposal of a tangible fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(vi) *Cost of restoring and improving tangible fixed assets*

Major costs incurred in restoring tangible fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

(f) Construction-in-progress

Construction-in-progress is stated at cost. Cost comprises all direct and indirect costs of acquisition or construction of buildings and plant and machinery as well as interest expenses and exchange differences on the related funds borrowed during the construction, installation and testing periods and prior to the commencement date, less any accumulated impairment losses. No depreciation is provided on construction-in-progress. On completion, the buildings and plant and machinery are transferred to tangible fixed assets at cost less impairment losses.

2 主要會計政策 *續*

(e) 有形固定資產 *續*

(v) *出售有形固定資產之盈虧*

出售有形固定資產之盈虧乃指出售收入淨額與相關資產賬面價值兩者間之差額，有關數額已於損益賬內確認。

(vi) *有形固定資產之整修及改良成本*

整修有形固定資產使其達致正常運作狀況所產生之主要費用自損益賬中扣除。改良費用則會資本化，並按預計可供本集團使用之年期計算折舊。

(f) 在建工程

在建工程按成本值入賬。成本包括收購或興建樓宇、廠房及機械之所有直接及間接成本，以及在興建、安裝及測試期間以及投產日期前所借入有關資金之利息費用及匯率差額扣除任何累計減值虧損。賬內並無對在建工程作出折舊準備。樓宇、廠房及機械於落成後將轉撥為有形固定資產，按成本扣除任何減值虧損列賬。

2 **Principal accounting policies** *continued*

(g) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of purchase consideration over the fair values ascribed to the net assets of subsidiaries, jointly controlled entities and associated companies acquired at the date of acquisition.

In accordance with SSAP 30, goodwill on acquisitions occurring on or after 1st January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a maximum period of 20 years. For all other acquisitions goodwill is generally amortised over 3 to 10 years.

SSAP 31 prescribes procedures to be applied to ensure that assets are carried at not more than their recoverable amounts. The recoverable amount of an asset is defined to be the higher of its net selling price and its value in use. The Group determines the value in use of its assets (including fixed assets, goodwill arising on business combinations accounted for using the purchase method and intangible assets) as the present value of estimated future cash flows together with estimated disposal proceeds at the end of its useful life. The Group is required to assess at each balance sheet date whether there are any indications that assets may be impaired, and if there are such indications, the recoverable amount of the assets is to be determined. Any resulting impairment losses identified are charged to the consolidated profit and loss account.

2 **主要會計政策** *續*

(g) 無形資產

(i) *商譽*

商譽指購入附屬公司、共同控制實體及聯營公司於收購日所付出之代價超過該等公司資產淨值的公平價值之差額。

根據會計實務準則第30號，於二零零一年一月一日或之後因收購產生之商譽載入無形資產內，並按其估計可使用年期以直線法攤銷。因本集團為擴大其產品種類或市場覆蓋範圍而進行之重大策略性收購而產生之商譽乃按最多20年之年期攤銷。就所有其他收購而言，商譽一般按3至10年之年期攤銷。

會計實務準則第31號規定用以確定資產以不超過其可收回價值入賬之應用程序。資產之可收回價值被界定為其售價淨額及其使用價值兩者之較高者。本集團釐定其資產之使用價值(包括固定資產、以購入法處理因企業合併而產生之商譽及無形資產)為估計日後之現金流量現值連同於其可使用年期完結時之估計出售所得款項。本集團須於各結算日評估資產有否出現可能減值之跡象，倘出現減值跡象，則須釐定資產之可收回金額。任何因此而確定之減值虧損於綜合損益表中扣除。

2 Principal accounting policies *continued*

(g) Intangible assets *continued*

(i) *Goodwill continued*

In accordance with the provisions of Interpretation 13, assessments of impairment of goodwill also apply to goodwill previously eliminated against reserves which will not be reinstated at the time of adoption of SSAP 30. Any impairment loss identified in respect of goodwill previously eliminated against reserves is to be recognised as an expense in the consolidated profit and loss account.

The Group has performed an assessment of the fair value of its assets, including the related goodwill that had previously been charged to reserves. The Group has retrospectively restated its previously reported net profits for the years ended 31st March 1999 and 31st March 2001 by a decrease of approximately HK$33,977,000 and HK$165,640,000 respectively for the impairment of goodwill arising from the acquisition of associated companies.

(ii) *Trademarks*

Effective in December 1997, the Group acquired the entire equity interest in Legend (Beijing) Limited from its controlling shareholder. The intangible assets arising thereon were regarded as trademarks which were valued by an independent valuer on an open market value basis and capitalised in the consolidated balance sheet with no amortisation.

2 主要會計政策 *續*

(g) 無形資產 *續*

(i) *商譽 續*

根據第13條詮釋之條文，商譽減值之評估亦應用於之前於儲備中撇銷之商譽，而該商譽不會於採納會計實務準則第30號時重訂。任何就之前於儲備中撇銷之商譽而確認之減值虧損將於綜合損益表中確認為開支。

本集團就其資產(包括之前於儲備中扣除之有關商譽)進行公平價值評估。本集團已就因收購聯營公司產生之商譽減值不可撤回地重列其之前呈報截至一九九九年及二零零一年三月三十一日止年度之純利減少分別約港幣33,977,000元及港幣165,640,000元。

(ii) *商標*

自一九九七年十二月起，本集團自其控股股東收購聯想(北京)有限公司之全部股權。因此而產生之無形資產被視為商標，該商標由獨立估值師按公開市值基準進行估值，並在無攤銷之情況下於綜合資產負債表中撥充資本。

2 Principal accounting policies *continued*

(g) Intangible assets *continued*

(ii) *Trademarks* *continued*

Under the new SSAP 29, the intangible assets should be regarded as goodwill on acquisition and amortised over their estimated useful lives. In view of the fact that Digital China Holdings Limited and its subsidiaries contributed a substantial part of the operating results of the Group since the acquisition of Legend (Beijing) Limited and the rapid change in computer technology, the directors consider that it is prudent and appropriate to amortise goodwill from the date of acquisition (i.e. December 1997) up to the date of announcement of the spin-off of Digital China Holdings Limited from the Group in March 2001. The change in accounting policy arising from the adoption of the new SSAP 29 has been applied retrospectively so that the comparatives presented have been restated to conform with the change in accounting policy.

Opening accumulated losses at 1st April 2000 have increased by approximately HK$1,306,973,000 which is the amount of the adjustment in respect of amortisation of goodwill relating to period prior to the year ended 31st March 2000. Opening accumulated losses at 1st April 2001 have increased by approximately HK$1,887,850,000 which is the amount of the adjustment in respect of amortisation of goodwill relating to periods prior to the year ended 31st March 2001. A corresponding decrease in intangible fixed assets by approximately HK$1,887,850,000 has been reflected in the comparative 31st March 2001 consolidated balance sheet.

2 主要會計政策 *續*

(g) 無形資產 *續*

(ii) *商標* *續*

根據新增會計實務準則第29號，無形資產於收購時應被視作商譽，並以彼等之估計可使用年期攤銷。鑒於自收購聯想(北京)有限公司後，神州數碼控股有限公司及其附屬公司對本集團之經營業績有重大貢獻，加上電腦科技瞬息萬變，故董事認為自收購日期(即一九九七年十二月)至二零零一年三月公佈神州數碼控股有限公司從本集團分拆之日期攤銷商譽乃審慎及適當之做法。因採納新增會計實務準則第29號而導致會計政策改動之影響，已予以追溯並重列比較數字，以便與會計政策之變動一致。

二零零零年四月一日之期初累計虧損增加約港幣1,306,973,000元，此乃有關截至二零零零年三月三十一日止年度前期間之商譽攤銷調整金額。二零零一年四月一日之期初累計虧損增加約港幣1,887,850,000元，此乃有關截至二零零一年三月三十一日止年度前期間之商譽攤銷調整金額。無形固定資產之相應減少約港幣1,887,850,000元已於二零零一年三月三十一日之可供比較綜合資產負債表中反映。

2 Principal accounting policies *continued*

(g) Intangible assets *continued*

(ii) *Trademarks continued*

This adjustment in respect of amortisation of the goodwill has resulted in a decrease in profit for the year ended 31st March 2001 by approximately HK$580,877,000.

(iii) *Impairment of intangible assets*

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(h) Investment securities

Investments which are held for non-trading purpose are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

Individual investments are reviewed regularly to determine whether they are impaired. When an investment is considered to be impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

2 主要會計政策 *續*

(g) 無形資產 *續*

(ii) *商標 續*

有關之商譽攤銷調整導致截至二零零一年三月三十一日止年度之溢利減少約港幣580,877,000元。

(iii) *無形資產減值*

倘存在減值跡象，則任何無形資產(包括之前於儲備中撇除之商譽)之賬面值須進行評估及即時撇減至其可收回價值。

(h) 證券投資

並非持作買賣用途之投資乃按結算日之公平值列賬。個別證券公平值之變動乃於有關證券出售或列作減值時計入投資重估儲備或自投資重估儲備扣除。出售後，有關證券之累計盈餘或虧損，即出售收入淨額與相關證券賬面值兩者間之差額，連同轉撥自投資重估儲備之任何盈餘／虧損在損益賬中處理。

個別投資會作定期檢討，以決定彼等有否減值，倘投資被視作減值，記錄於重估儲備之累計虧損將於損益賬中處理。

如因情況及事項導致減值情況不再存在，則以前曾從重估儲備轉撥至損益賬的減值金額應予以回撥。

2 Principal accounting policies *continued*

(i) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis, and in the case of work-in-progress and finished goods (except for trading products), cost comprises direct materials, direct labour and an attributable proportion of production overheads. For trading products, cost represents invoiced value on purchases, less purchase returns and discounts. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(l) Provisions

In accordance with SSAP 28, provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2 主要會計政策 續

(i) 存貨

存貨按成本值及可變現淨值兩者之較低者計算。成本乃按加權平均基準釐定。在製品及製成品(貿易產品除外)之成本包括直接材料、直接人工及間接生產開支之應佔部分。貿易產品之成本則包括購貨之票面值減退貨及折扣。可變現淨值則按預期銷售所得減估計銷售開支之基準計算。

(j) 應收賬款

應收賬款倘被視作呆賬即作出準備。資產負債表內之應收賬款已扣除該準備。

(k) 現金及等同現金

現金及等同現金於資產負債表中以成本值入賬。就現金流量表而言,現金及等同現金包括手頭現金及按通知持有之銀行存款。

(l) 撥備

根據會計實務準則第28號,當本集團因過往事件而須承擔現有法律推定責任,而在承擔責任時有可能令資源流出,同時責任金額能夠可靠地作出估計,則會確認撥備。當本集團預計準備可獲償付,則將償付確認為一項獨立資產,惟只能在償付可實質確定時予以確認。

2 Principal accounting policies *continued*

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(n) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

(o) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rental applicable to such operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

2 主要會計政策 *續*

(m) 或然負債

或然負債乃一項因過往事件產生之承擔，而該等過往事件之存在僅可由一項或多項並非由本集團全權控制之日後不明朗事件之存在與否確定。或然負債亦可為一項因不大可能需要耗用經濟資源或承擔之金額未能可靠地計算而未有確認之過往事件產生之現有承擔。

或然負債未有予以確認，惟已於賬目附註中披露。倘耗用經濟資源之可能性出現變動致使有可能需耗用經濟資源，則或然負債將確認為撥備。

(n) 遞延稅項

為課稅而計算之盈利與賬目所示之盈利兩者間之時差，若預期將於可預見將來導致資產與負債之收付，即按現行稅率計算遞延稅項。

(o) 經營租約

資產擁有權之報酬及風險大部分由租賃公司承擔之租約列為經營租約。經營租約之應付租金按租約年期以直線法自損益賬中扣除。

2 Principal accounting policies *continued*

(p) Revenue

Revenue from the sale of goods is recognised on the transfer of ownership, which generally coincides with the time of shipment. Revenue from provision of systems integration service is recognised when services are rendered. Revenue from provision of internet service is recognised when services are rendered. Interest income is accrued on a time proportion basis on the principal amounts outstanding and at the rates applicable. Dividend income is recognised when the right to receive payment is established.

(q) Retirement benefit costs

The Group's contributions to the defined contribution retirement scheme for qualified Hong Kong employees are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

In addition, the Group's contributions to a local municipal government retirement scheme in the PRC are expensed as incurred while the local municipal government in the PRC undertakes to assume the retirement benefit obligations of all existing and future retirees of the qualified staff in the PRC.

(r) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that geographical segments be presented as the primary reporting format and business as the secondary reporting format.

Segment assets consist primarily of inventories and receivables, and mainly exclude investments in jointly controlled entities, investments in associated companies, investments securities, tangible fixed assets and cash and cash equivalents. Segment liabilities comprise operating liabilities and exclude tax payable, deferred taxation and certain borrowings. Capital expenditure comprises additions to tangible fixed assets (Note 13) and construction-in-progress (Note 14).

2 主要會計政策 續

(p) 收入

銷售貨品所得收入於貨品擁有權轉讓予買方時(即通常於付運時)確認。提供系統集成服務所得收入則於提供服務時確認。提供互聯網服務所得收入則於提供服務時確認。利息收入以未提取之本金金額及適用利率按時間比例基準計算。股息收入在收取股息之權利確定時確認。

(q) 退休福利成本

本集團為合資格香港僱員向定額供款退休計劃作出之供款乃於產生時列作支出。僱員於全數領取供款利益前退出計劃而被沒收之供款額，可以用作減少集團之供款。該計劃之資產與本集團之資產分開持有，並由一獨立管理基金保管。

本集團亦參加一個中國地方政府設立的退休計劃，供款乃於產生時列作支出。地方政府承諾支付所有現在和將來合資格之退休僱員的退休福利支出。

(r) 分類呈報

根據本集團之內部財務呈報方式，本集團議決地域分類乃按一級呈報方式呈報，而業務分類則按次級呈報方式呈報。

分類資產主要包括存貨及應收賬款，惟主要不包括共同控制實體投資、聯營公司投資、證券投資、有形固定資產及現金及等同現金。分類負債包括經營負債，惟不包括應付稅項、遞延稅項及若干借貸等項目。資本性開支包括添置有形固定資產(附註13)及在建工程(附註14)。

2 Principal accounting policies *continued*

(s) Dividends

In accordance with the revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. The change in accounting policy has been applied retrospectively so that the comparative figures have been restated to conform with the current year's policy.

Opening accumulated losses at 1st April 2000 have decreased by approximately HK$133,510,000 which is the reversal of the provision for proposed final dividend for year 1999/2000 previously recorded as a liability as at 31st March 2000 although declared after balance sheet date. Opening accumulated losses at 1st April 2001 have decreased by approximately HK$989,730,000 which is the reversal of the provisions for proposed special interim dividend and final dividend both for the year 2000/01 previously recorded as liabilities as 31st March 2001 although declared after balance sheet date. This adjustment has resulted in a decrease in current liabilities at 31st March 2001 by approximately HK$989,730,000 (2000: HK$133,510,000) being provision for proposed dividends that is no longer required.

Changes to headings used in the balance sheet and profit and loss account relating to dividends and retained profit for the year as previously reported in 2000/01 annual report have also been made to reflect the changes resulting from the application of SSAP 9 (revised).

2 主要會計政策 *續*

(s) 股息

根據經修訂之會計實務準則第9號，本集團不再將結算日後之擬派或宣派股息確認為結算日之負債。會計政策之變動已追溯地應用，故此已重列比較數字以符合本年度之政策。

於二零零零年四月一日之期初累計虧損減少約港幣133,510,000元，此乃先前於結算日後宣派而於二零零零年三月三十一日記錄為負債之一九九九／二零零零年擬派末期股息撥備之回撥。於二零零一年四月一日之期初累計虧損減少約港幣989,730,000元，此乃先前於結算日後宣派而於二零零一年三月三十一日記錄為負債之二零零零／零一年擬派特別中期股息及末期股息撥備之回撥。此項調整導致於二零零一年三月三十一日之流動負債減少約港幣989,730,000元(二零零零年：港幣133,510,000元)，即不再需要之擬派股息撥備。

先前於二零零零／零一年年報內申報之資產負債表及損益表中所用之股息及保留溢利標題已更改，以反映應用會計實務準則第9號(經修訂)所造成之變動。

3 Turnover, revenue and segment information

The Group is principally engaged in the sale and manufacturing of Legend brand personal computers and handheld devices, the provision of IT services and Internet services, and contract manufacturing business. Revenue recognised during the year are as follows:

3 營業額、收益及分類資料

本集團主要從事銷售及生產聯想牌個人電腦、手持設備，提供IT服務、信息運營服務，以及合同製造業務。年內確認之收入如下：

		Group 集團	
		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
Consumer IT business	消費IT業務	**7,400,769**	7,368,059
Corporate IT business	企業IT業務	**10,077,796**	8,872,653
Handheld device business	手持設備業務	**216,434**	117,534
Contract manufacturing business	合同製造業務	**1,533,864**	1,714,978
Internet service business	信息運營業務	**38,521**	106,172
Others	其他	**1,585,870**	9,039,816
		20,853,254	27,219,212

Primary reporting format – geographical segments

The Group operates, through its subsidiaries, jointly controlled entities and associated companies, in four major geographical regions – the People's Republic of China (the "PRC"), Asia Pacific (excluding PRC), North America and Europe.

There are no material sales or other transactions between the geographical segments.

In presenting information on the basis of geographical segments, segment turnover and segment operating results are based on the geographical location of customers. Segment assets are based on the geographical location of the assets. The segment turnover and segment operating results, if based on geographical location of assets, are all categorised under PRC operations.

一級呈報方式 － 地域分類

本集團透過其附屬公司、共同控制實體及聯營公司於四個主要地域－中華人民共和國（「中國」）、亞太區（中國除外）、北美洲及歐洲經營業務。

地域分類間並無任何重大銷售或其他交易。

按地域分類呈列資料時，分類營業額及業績乃按客戶所在地域呈列。分類資產則按資產之所在地域呈列。分類營業額及業績如按資產之所在地域呈列，則彼等皆在中國區域。

3 Turnover, revenue and segment information *continued*

Secondary reporting format – business segments

The Group is categorised into 5 main business segments:

- Consumer IT business
- Corporate IT business
- Handheld device business
- Contract manufacturing business
- Internet service business

Other operations of the Group mainly comprise business operated by DCHL, including sales of foreign brand computers and related products and provision of systems integration services.

There are no material sales or other transactions between the business segments.

3 營業額、收益及分類資料 續

次級呈報方式 – 業務分類

本集團之業務主要分為五部份：

- 消費IT業務
- 企業IT業務
- 手持設備業務
- 合同製造業務
- 信息運營業務

本集團其他業務主要包括神州數碼的業務，包括銷售外國電腦及相關產品和提供系統集成服務。

業務分類間並無重大銷售或其他交易。

3 Turnover, revenue and segment information *continued*

(a) Primary reporting format – geographical segments

3 營業額、收益及分類資料 續

(a) 一級呈報方式 – 地域分類

		PRC 中國 2002 HK$'000 港幣千元	Asia Pacific (excluding PRC) 亞太區 (中國除外) 2002 HK$'000 港幣千元	North America 北美洲 2002 HK$'000 港幣千元	Europe 歐洲 2002 HK$'000 港幣千元	Group Total 集團合計 2002 HK$'000 港幣千元
Profit and loss account	**損益表**					
Turnover	營業額	19,702,459	282,283	104,872	763,640	20,853,254
Segment operating results	分類經營業績	772,684	30,500	17,833	44,873	865,890
Gains on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及證券投資之收益	164,240	–	–	–	164,240
Finance income	財務收入					67,360
Finance costs	財務費用					(11,785)
Contribution to operating profit	盈利貢獻					1,085,705
Share of profits of jointly controlled entities	應佔共同控制實體溢利	8,468	–	–	–	8,468
Share of losses of associated companies	應佔聯營公司虧損	(12,979)	–	–	–	(12,979)
Profit before taxation	除稅前溢利					1,081,194
Taxation	稅項					(23,092)
Profit after taxation	除稅後溢利					1,058,102
Minority interests	少數股東權益					(13,202)
Profit attributable to shareholders	股東應佔溢利					1,044,900

3 Turnover, revenue and segment information *continued*

(a) Primary reporting format – geographical segments *continued*

3 營業額、收益及分類資料 續

(a) 一級呈報方式 – 地域分類 續

		PRC 中國 2002	Asia Pacific (excluding PRC) 亞太區 (中國除外) 2002	North America 北美洲 2002	Europe 歐洲 2002	Group Total 集團合計 2002
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Balance Sheet	**資產負債表**					
Segment assets	分類資產	1,476,868	–	–	53,614	1,530,482
Investments in jointly controlled entities	共同控制實體投資	210,432	–	–	–	210,432
Investments in associated companies	聯營公司投資	204,806	–	–	–	204,806
Investment securities	證券投資	11,491	19,271	–	–	30,762
Unallocated assets	未分配資產					3,715,255
Consolidated total assets	綜合資產總額					5,691,737
Segment liabilities	分類負債	1,980,340	–	3,820	15,932	2,000,092
Tax liabilities	稅項負債					2,561
Consolidated total liabilities	綜合負債總額					2,002,653

3 Turnover, revenue and segment information *continued* 3 營業額、收益及分類資料 續

(a) Primary reporting format – geographical segments *continued* (a) 一級呈報方式 – 地域分類 續

		PRC 中國 2001 (Restated) (重列)	Asia Pacific (excluding PRC) 亞太區(中國除外) 2001 (Restated) (重列)	North America 北美洲 2001 (Restated) (重列)	Europe 歐洲 2001 (Restated) (重列)	Group Total 集團合計 2001 (Restated) (重列)
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Profit and loss account	**損益表**					
Turnover	營業額	25,872,557	396,827	245,236	704,592	27,219,212
Segment operating results	分類經營業績	769,915	24,145	36,442	16,839	847,341
Losses on disposal of subsidiaries	出售附屬公司之虧損	(1,338)	–	–	–	(1,338)
Amortisation of goodwill	商譽攤銷	(580,877)	–	–	–	(580,877)
Impairment loss of goodwill	商譽減值虧損	(165,640)	–	–	–	(165,640)
Finance income	財務收入					103,214
Finance costs	財務費用					(33,516)
Contribution to operating profit	盈利貢獻					169,184
Share of losses of associated companies	應佔聯營公司虧損	(6,628)	–	–	–	(6,628)
Profit before taxation	除稅前溢利					162,556
Taxation	稅項					(19,156)
Profit after taxation	除稅後溢利					143,400
Minority interests	少數股東權益					(29,886)
Profit attributable to shareholders	股東應佔溢利					113,514

3 Turnover, revenue and segment information *continued*

(a) Primary reporting format – geographical segments *continued*

3 營業額、收益及分類資料 續

(a) 一級呈報方式 – 地域分類 續

		PRC 中國 2001 (Restated) (重列)	Asia Pacific (excluding PRC) 亞太區 (中國除外) 2001 (Restated) (重列)	North America 北美洲 2001 (Restated) (重列)	Europe 歐洲 2001 (Restated) (重列)	Group Total 集團合計 2001 (Restated) (重列)
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Balance Sheet	**資產負債表**					
Segment assets	分類資產	3,782,138	–	5,008	63,697	3,850,843
Investments in associated companies	聯營公司投資	129,040	–	–	–	129,040
Investment securities	證券投資	8,038	77,697	–	–	85,735
Unallocated assets	未分配資產					3,962,375
Consolidated total assets	綜合資產總額					8,027,993
Segment liabilities	分類負債	3,208,981	3	4,327	12,658	3,225,969
Total borrowings	借貸總額	832,469	–	–	–	832,469
Tax liabilities	稅項負債					12,175
Consolidated total liabilities	綜合負債總額					4,070,613

Capital expenditure of HK$455,589,000 (2001: HK$455,464,000) and depreciation of HK$143,048,000 (2001: HK$123,359,000) by geographical segments were not disclosed as they were all related to unallocated assets.

資本開支港幣455,589,000元(二零零一年:港幣455,464,000元)及折舊港幣143,048,000元(二零零一年:港幣123,359,000元)的地域分類並無披露因皆與未分配資產有關。

3 Turnover, revenue and segment information *continued*

3 營業額、收益及分類資料 續

(b) Secondary reporting format – business segments

(b) 次級呈報方式 – 業務分類

		Group 集團		
		Turnover 營業額 2002	Contribution to operating profit 盈利貢獻 2002	Consolidated total assets 綜合資產總額 2002
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Consumer IT business	消費IT業務	7,400,769	234,335	394,428
Corporate IT business	企業IT業務	10,077,796	573,077	917,799
Handheld device business	手持設備業務	216,434	(18,906)	26,393
Contract manufacturing business	合同製造業務	1,533,864	147,901	191,862
Internet service business	信息運營業務	38,521	(36,818)	–
Others	其他	1,585,870	21,876	–
Gains on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及證券投資之收益	–	164,240	–
Investments in jointly controlled entities	共同控制實體投資	–	–	210,432
Investments in associated companies	聯營公司投資	–	–	204,806
Investment securities	證券投資	–	–	30,762
Unallocated assets	未分配資產	–	–	3,715,255
		20,853,254	1,085,705	5,691,737

3 Turnover, revenue and segment information *continued*

(b) Secondary reporting format – business segments *continued*

3 營業額、收益及分類資料 續

(b) 次級呈報方式 － 業務分類 續

		Group 集團		
		Turnover 營業額 2001	Contribution to operating profit 盈利貢獻 2001 (Restated) (重列)	Consolidated total assets 綜合資產總額 2001 (Restated) (重列)
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Consumer IT business	消費IT業務	7,368,059	304,362	620,032
Corporate IT business	企業IT業務	8,872,653	395,875	750,272
Handheld device business	手持設備業務	117,534	(32,328)	42,238
Contract manufacturing business	合同製造業務	1,714,978	177,896	494,723
Internet service business	信息運營業務	106,172	(96,327)	–
Others	其他	9,039,816	167,561	1,943,578
Losses on disposal of subsidiaries	出售附屬公司之虧損	–	(1,338)	–
Amortisation of goodwill	商譽攤銷	–	(580,877)	–
Impairment loss of goodwill	商譽減值虧損	–	(165,640)	–
Investments in associated companies	聯營公司投資	–	–	129,040
Investment securities	證券投資	–	–	85,735
Unallocated assets	未分配資產	–	–	3,962,375
		27,219,212	169,184	8,027,993

Capital expenditure of HK$455,589,000 (2001: HK$455,464,000) by business segment was not disclosed as it was related to unallocated assets.

資本性開支港幣455,589,000元(二零零一年:港幣455,464,000元)的業務分類並無披露因與未分配資產有關。

4 Profit from operations

4 經營溢利

		Group 集團 2002 HK$'000 港幣千元	2001 (Restated) (重列) HK$'000 港幣千元
(a) Turnover	營業額	**20,853,254**	27,219,212
Cost of sales	銷售成本	**(18,070,819)**	(23,911,174)
Gross profit	毛利	**2,782,435**	3,308,038
Other revenue	其他收入	**67,360**	103,214
Gains/(losses) on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及證券投資之收益／(虧損)	**164,240**	(1,338)
		3,014,035	3,409,914
Distribution expenses	分銷費用	**(1,390,571)**	(1,565,228)
Administrative expenses	行政費用	**(363,851)**	(649,376)
Other operating expenses	其他經營費用	**(162,123)**	(246,093)
Amortisation of goodwill	商譽攤銷	**–**	(580,877)
Impairment loss of goodwill	商譽減值虧損	**–**	(165,640)
Total operating expenses (see (b))	經營費用總額(見(b))	**(1,916,545)**	(3,207,214)
Profit from operations	經營溢利	**1,097,490**	202,700
(b) Analysis of total operating expenses by nature:	根據費用性質之經營費用分析：		
Selling expenses	銷售費用	**(382,372)**	(492,282)
Promotional and advertising expenses	推廣及廣告費用	**(397,352)**	(542,932)
Staff costs (including directors' emoluments)	人力資源費用(包括董事酬金)	**(674,920)**	(835,703)
Other expenses	其他費用	**(461,901)**	(589,780)
Amortisation of goodwill	商譽攤銷	**–**	(580,877)
Impairment loss of goodwill	商譽減值虧損	**–**	(165,640)
Total operating expenses	經營費用總額	**(1,916,545)**	(3,207,214)

5 Profit before taxation 5 除稅前溢利

		Group 集團	
		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
Profit before taxation is *stated after charging the following:*	除稅前溢利已扣除下列項目：		
Auditors' remuneration	核數師酬金	**2,811**	2,936
Depreciation of owned tangible fixed assets	自置有形固定資產折舊	**143,048**	121,826
Depreciation of tangible fixed assets held under finance leases	財務租約持有之有形固定資產折舊	**–**	1,533
Rental expenses under operating leases	經營租約之租金支出	**88,885**	94,701
Research and development expenses	研發費用	**118,744**	117,682
Loss on disposal of tangible fixed assets	出售有形固定資產之虧損	**1,440**	31,963
Retirement benefit costs (Note 8)	退休福利成本(附註8)	**26,025**	19,896
Impairment loss of fixed assets	固定資產減值撥備	**–**	6,946
Net exchange loss/(gain)	匯兌虧損／(收益)淨額	**9,309**	(12,489)

6 Finance costs 6 財務費用

		Group 集團	
		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
Interest payable on bank loans and overdrafts	銀行貸款及透支應付利息	**10,968**	31,961
Interest element for finance leases	財務租約之利息部分	**–**	136
Other interest (Note 29)	其他利息(附註29)	**817**	1,419
Total finance costs	財務費用總額	**11,785**	33,516

7 Taxation

7 税項

(a) Hong Kong profits tax has been provided for at the rate of 16% (2001: 16%) on the estimated assessable profit for the year.

(a) 香港利得税已按本年度估計應課税溢利並按税率16%(二零零一年:16%)作撥備。

(b) The amount of taxation charged to the consolidated profit and loss account represents:

(b) 於綜合損益賬內扣除之税項包括:

		Group 集團	
		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
Hong Kong profits tax	香港利得税	**4,120**	11,617
Overseas taxation	海外税項	**20,985**	6,864
Overprovision in prior years	上年度超額撥備	**(1,702)**	–
Deferred taxation (Note 25)	遞延税項(附註25)	**(23)**	(173)
		23,380	18,308
Share of taxation attributable to associated companies	應佔聯營公司税項	**(288)**	848
		23,092	19,156

(c) Overseas taxation represents tax charges on the assessable profits of subsidiaries operating overseas including the PRC, calculated at rates applicable in the respective jurisdictions.

(c) 海外税項乃按各司法權區適用税率計算於海外(包括中國)經營之附屬公司之應課税溢利之税項開支。

(d) Pursuant to various approval documents issued by the PRC tax authority, certain PRC subsidiaries of the Group are entitled to preferential PRC income tax treatments. Legend (Beijing) Limited is entitled to preferential PRC income tax rate of 7.5% for the three years ending 31st December 2003 (three years ended 31st December 2000: nil) while other major PRC subsidiaries of the Group in Shenzhen, Beijing and Huiyang are exempted from PRC income tax for two to three years commencing 1st January 2001 and a 50% PRC income tax reduction for the following three years.

(d) 根據中國税務機關所發出的批文,本集團於中國的附屬公司享有若干中國所得税税務優惠。聯想(北京)有限公司於截至二零零三年十二月三十一日止三個年度享有中國所得税優惠税率7.5%(截至二零零零年十二月三十一日止三個年度:免税),而其他於深圳、北京及惠陽之重要中國附屬公司則由二零零一年一月一日起免交中國所得税兩年至三年及隨後三年獲中國所得税減半的優惠。

8 Retirement benefit costs

The Group contributes to a defined contribution retirement scheme and a local municipal government retirement scheme which is available to all qualified employees in Hong Kong and the PRC respectively. Contributions to these schemes are calculated as a percentage of the employees' salaries, bonuses, and allowances.

The retirement benefit scheme cost charged to the profit and loss account represents contributions payable by the Group to the schemes.

The Group's contributions to the defined contribution retirement scheme are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Forfeited contributions totalling HK$247,178 (2001: HK$404,000) were utilised during the year leaving no amount available at the year end to reduce further contributions. The assets of the defined contribution scheme are held separately from those of the Group in an independently administered fund.

Commencing 1st December 2000, the Group's Hong Kong employees are required to contribute 5% of their basic salary plus cashable allowances (subject to the ceiling under the requirements set out in the Mandatory Provident Fund legislation) whereas the employer's contribution is at 7.5% and 10% respectively after completion of five and ten years of service.

8 退休福利成本

集團向定額供款退休金計劃及地方政府退休金計劃均作出供款。所有香港和中國合資格僱員皆可參與。該等計劃之供款乃根據僱員之薪酬、花紅及津貼按百分比計算。

在損益賬扣除之退休金計劃成本指集團於該等計劃應付之供款。

因僱員在取得全數供款前退出定額供款計劃而沒收之供款可用作減少集團之供款。沒收之供款合共港幣247,178元(二零零一年:港幣404,000元)已於年內運用。於年結日並無餘下結存可用作進一步減低供款。定額供款計劃之資產與集團之資產分開持有,由獨立管理之基金保管。

自二零零零年十二月一日起,本集團之香港僱員須按彼等之底薪連同現金佣金之5%作出供款(須受強制性公積金立法之上限要求之規限),而當僱員之服務期滿五年及十年後,僱主之供款則分別為7.5%及10%。

9 Emoluments of directors and highest paid individuals

9 董事及最高薪人士之酬金

(a) The aggregate amounts of emoluments payable to directors of the Group during the year are as follows:

(a) 年內，本集團之董事酬金總額如下：

		Executive directors 執行董事		Non-executive directors 非執行董事	
		2002	2001	2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Fees	袍金	–	–	360	360
Other emoluments:	其他酬金：				
Basic salaries, allowances and benefits-in-kind	底薪、津貼及實物利益	33,270	34,125	–	–
Retirement benefit costs	退休福利成本	386	936	–	–
		33,656	35,061	360	360

Certain directors of the Company have been granted options to acquire shares of the Company.

若干董事曾獲授購股權，以認購本公司之股份。

The emoluments of the directors disclosed above do not include the benefits derived or to be derived from the options granted under the Company's share option schemes. Details of the share options granted to and/or exercised by the directors are disclosed on page 46.

上文披露之董事酬金並不包括源自根據本公司購股權計劃授予之購股權之利益。授予董事及／或由董事行使之購股權之詳情載於第46頁。

The figures disclosed above include the emoluments paid to two executive directors who had resigned and an executive director who had redesignated as a non-executive director during the year.

上述數字包括於本年內給予兩名已辭職及一名轉任非執行董事的執行董事之酬金。

9 Emoluments of directors and highest paid individuals

continued

(b) The number of directors whose emoluments fall within the following bands are as follows:

9 董事及最高薪人士之酬金 續

(b) 各董事酬金幅度及人數如下：

HK$ 港幣		Executive directors 執行董事 2002	Executive directors 執行董事 2001	Non-executive directors 非執行董事 2002	Non-executive directors 非執行董事 2001
From 0 to 1,000,000	零至1,000,000	1	–	2	2
From 3,000,001 to 3,500,000	3,000,001至3,500,000	–	1	–	–
From 3,500,001 to 4,000,000	3,500,001至4,000,000	1	1	–	–
From 4,000,001 to 4,500,000	4,000,001至4,500,000	1	–	–	–
From 5,000,001 to 5,500,000	5,000,001至5,500,000	–	1	–	–
From 5,500,001 to 6,000,000	5,500,001至6,000,000	1	2	–	–
From 7,500,001 to 8,000,000	7,500,001至8,000,000	1	–	–	–
From 9,500,001 to 10,000,000	9,500,001至10,000,000	–	1	–	–
From 11,500,001 to 12,000,000	11,500,001至12,000,000	1	–	–	–
		6	6	2	2

(c) Among the five highest paid employees, all (2001: all) are executive directors whose remunerations are included in the directors' emoluments above.

(c) 在五位最高薪酬之僱員中，全部(二零零一年：全部)為執行董事，其酬金詳情載於上述董事酬金中。

10 Profit attributable to shareholders

Included in the profit of HK$1,044,900,000 (2001: HK$113,514,000) attributable to shareholders of the Company is the profit of HK$752,933,000 (2001: HK$993,460,000), which is dealt with in the Company's own accounts.

10 股東應佔溢利

本公司股東之應佔溢利港幣1,044,900,000元(二零零一年：港幣113,514,000元)包括列入本公司賬目內之溢利港幣752,933,000元(二零零一年：港幣993,460,000元)。

11 Dividends

11 股息

		2002	2001 (Restated) (重列)
		HK$'000 港幣千元	HK$'000 港幣千元
Special interim dividend in respect of the spin-off of DCHL	為分拆神州數碼而派發的特別中期股息	–	808,538
Interim dividend 1.5 HK cents (2001: 1.1 HK cents) per share	中期股息 每股港幣1.5仙 (二零零一年：港幣1.1仙)	**112,846**	82,942
Proposed final dividend 3.6 HK cents (2001: 2.4 HK cents) per share (Note (b))	建議末期股息 每股港幣3.6仙 (二零零一年：港幣2.4仙)(附註 (b))	**271,051**	181,732
		383,897	1,073,212

Notes:

(a) *The previously recorded special interim dividend and final dividend proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31st March 2000 and 31st March 2001 were HK$133,510,000 and HK$989,730,000 respectively. Under the Group's new accounting policy as described in Note 2(s), they have been written back against opening (accumulated losses)/retained profits as at 1st April 2000 and 2001 in Note 28 and are now charged in the year in which they were proposed.*

(b) *At a board meeting held on 23rd May 2002, the directors recommended a final dividend of 3.6 HK cents per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 31st March 2003.*

附註：

(a) *於結算日後擬派及宣派惟計入截至二零零零年三月三十一日及二零零一年三月三十一日止年度之賬目而先前記錄為特別中期股息及末期股息分別為港幣133,510,000元及港幣989,730,000元。根據附註2(s)所述之本集團新會計政策，此等股息已於附註28之二零零零年及二零零一年四月一日之期初(累計虧損)／保留溢利中撥回，並於現時在建議之年度扣除。*

(b) *於二零零二年五月二十三日召開之董事會議上，董事建議宣派每股港幣3.6仙之末期股息。此項擬派末期股息並無反映於該等賬項之應付股息內，惟將反映於截至二零零三年三月三十一日止年度之保留盈利分派。*

12 Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

12 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

		2002	2001 (Restated) (重列)
Earnings for the purposes of basic and diluted earnings per share (HK$)	用以計算每股基本及攤薄盈利之溢利(港元)	**1,044,900,000**	113,514,000
Weighted average number of shares for the purposes of basic earnings per share	用以計算每股基本盈利之加權平均股數	**7,539,152,694**	7,459,949,492
Effect of potential dilutive shares	潛在攤薄股份	**36,580,910**	56,414,971
Weighted average number of shares for the purposes of diluted earnings per share	用以計算每股攤薄盈利之加權平均股數	**7,575,733,604**	7,516,364,463

13 Tangible fixed assets / 13 有形固定資產

Group / 集團

		Land use rights, leasehold land and buildings 土地使用權、租約土地及樓宇	Leasehold improvements 租約物業裝修	Plant and machinery 廠房及機械	Furniture and fixtures 傢俬及裝置	Office equipment 辦公室設備	Motor vehicles 汽車	Total 合計
		HK$'000 [illegible]	HK$'000 [illegible]	HK$'000 [illegible]	HK$'000 [illegible]	HK$'000 [illegible]	HK$'000 [illegible]	HK$'000 [illegible]
Cost	**成本**							
At 1st April 2001	於二零零一年四月一日	269,484	81,545	255,899	3,987	382,074	39,905	1,032,894
Exchange adjustment	外匯調整	2,487	657	2,340	(42)	3,423	348	9,213
Additions	添置	41,160	27,119	22,943	7,057	164,226	6,031	268,536
Transfer from construction-in-progress	從在建工程轉撥	187,962	81,638	67,451	–	–	–	337,051
Disposal of subsidiaries	出售附屬公司	(19,201)	(47,047)	(251,987)	(992)	(182,516)	(21,881)	(523,624)
Disposals	出售	(8,769)	(14,806)	(4,728)	(81)	(24,504)	(2,129)	(55,017)
At 31st March 2002	於二零零二年三月三十一日	473,123	129,106	91,918	9,929	342,703	22,274	1,069,053
Accumulated depreciation and impairment	**累計折舊及減值**							
At 1st April 2001	於二零零一年四月一日	37,202	40,816	96,225	1,741	116,326	23,007	315,317
Exchange adjustment	外匯調整	355	227	886	(13)	1,003	201	2,659
Charge for the year	本年度折舊	11,439	11,089	25,996	3,437	87,126	3,961	143,048
Disposal of subsidiaries	出售附屬公司	(11,048)	(19,794)	(104,160)	(693)	(67,872)	(14,379)	(217,946)
Disposals	出售	–	(10,941)	(2,231)	(58)	(7,751)	(360)	(21,341)
At 31st March 2002	於二零零二年三月三十一日	37,948	21,397	16,716	4,414	128,832	12,430	221,737
Net book value	**賬面淨值**							
At 31st March 2002	於二零零二年三月三十一日	435,175	107,709	75,202	5,515	213,871	9,844	847,316
At 31st March 2001	於二零零一年三月三十一日	232,282	40,729	159,674	2,246	265,748	16,898	717,577

13 Tangible fixed assets *continued*

13 有形固定資產 續

Company

公司

		Leasehold improvements 租約物業裝修	Furniture and fixtures 傢俬及裝置	Office equipment 辦公室設備	Motor vehicles 汽車	Total 合計
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Cost	**成本**					
At 1st April 2001	於二零零一年四月一日	4,760	671	3,345	915	9,691
Additions	添置	130	9	142	–	281
Disposals	出售	–	–	(4)	(585)	(589)
At 31st March 2002	於二零零二年三月三十一日	4,890	680	3,483	330	9,383
Accumulated depreciation and impairment	**累計折舊及減值**					
At 1st April 2001	於二零零一年四月一日	1,949	210	1,534	285	3,978
Charge for the year	本年度折舊	1,709	122	580	94	2,505
Disposals	出售	–	–	(4)	(265)	(269)
At 31st March 2002	於二零零二年三月三十一日	3,658	332	2,110	114	6,214
Net book value	**賬面淨值**					
At 31st March 2002	於二零零二年三月三十一日	1,232	348	1,373	216	3,169
At 31st March 2001	於二零零一年三月三十一日	2,811	461	1,811	630	5,713

13 Tangible fixed assets *continued*

(a) The net book value of land use rights, leasehold land and buildings comprises:

13 有形固定資產 續

(a) 土地使用權、租約土地及樓宇之賬面淨值包括：

		Group 集團					
		2002			2001		
		Hong Kong 香港	PRC (excluding Hong Kong) 中國 (香港除外)	Total 合計	Hong Kong 香港	PRC (excluding Hong Kong) 中國 (香港除外)	Total 合計
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Long leases (not less than 50 years)	長期租約物業 (不少於五十年)	**3,916**	**–**	**3,916**	2,395	–	2,395
Medium leases (less than 50 years but not less than 10 years)	中期租約物業 (少於五十年但不少於十年)	**–**	**431,259**	**431,259**	–	229,887	229,887
		3,916	**431,259**	**435,175**	2,395	229,887	232,282

14 Construction-in-progress

Construction-in-progress comprises:

14 在建工程

在建工程包括：

		Properties under development 發展中物業		Plant and machinery under installation 裝置中廠房及機械		Group 集團 Total 合計	
		2002	2001	**2002**	2001	**2002**	2001
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
At 1st April 2001	於二零零一年四月一日	**149,115**	31,529	**50,869**	24,237	**199,984**	55,766
Exchange adjustment	外匯調整	**1,406**	–	**507**	–	**1,913**	–
Additions	添置	**143,532**	122,514	**43,521**	48,222	**187,053**	170,736
Transfer to tangible fixed assets	撥往有形固定資產	**(269,600)**	(4,928)	**(67,451)**	(21,590)	**(337,051)**	(26,518)
Disposal of a subsidiary	出售附屬公司	–	–	**(8,033)**	–	**(8,033)**	–
At 31st March 2002	於二零零二年三月三十一日	**24,453**	149,115	**19,413**	50,869	**43,866**	199,984

No interest expenses were capitalised in construction-in-progress at the balance sheet date.

於年結日並無在建工程之利息支出予以資本化。

15 Subsidiaries

(a) Investments in subsidiaries

15 附屬公司

(a) 於附屬公司之投資

		Company 公司 2002 HK$'000 港幣千元	Company 公司 2001 HK$'000 港幣千元
Unlisted shares, at cost	非上市股份，成本值	**2,327,875**	2,327,975

The following includes the principal subsidiaries of the Company which were directly and indirectly held by the Company and, in the opinion of the directors, significant to the results of the year or form a substantial portion of the net assets of the Group. The directors considered that giving details of other subsidiaries would result in particulars of excessive length.

下列包括由本公司直接及間接持有之主要附屬公司，董事認為該等附屬公司對本年度業績有重大貢獻，或組成本集團資產淨值之其中一個重要部分。董事認為詳列其他附屬公司之資料會引致篇幅冗長。

Company name 公司名稱	Place of incorporation/ establishment 註冊／成立地點	Issued and fully paid up shares 已發行及繳足股份	Effective percentage holding 應佔股份權益 2002	Effective percentage holding 應佔股份權益 2001	Principal activities 主要業務
Held directly: *直接持有：*					
Legend (Beijing) Limited 聯想(北京)有限公司	PRC 中國	HK$78,000,000 港幣	**100%**	100%	Manufacturing and distribution of computer products and provision of IT services 製造及分銷電腦產品及提供資訊科技服務
Legend (Shanghai) Limited 聯想(上海)有限公司	PRC 中國	HK$10,000,000 港幣	**100%**	100%	Distribution of computer products and provision of IT services 分銷電腦產品及提供資訊科技服務

15 Subsidiaries *continued*

(a) Investments in subsidiaries *continued*

15 附屬公司 續

(a) 於附屬公司之投資 續

Company name 公司名稱	Place of incorporation/ establishment 註冊／成立地點	Issued and fully paid up shares 已發行及繳足股份	Effective percentage holding 應佔股份權益		Principal activities 主要業務
			2002	2001	
Held indirectly: *間接持有：*					
Beijing Legend Software Limited* 北京聯想軟件有限公司	PRC 中國	HK$5,000,000 港幣	**100%**	–	Systems integration and distribution of IT products 系統集成及分銷資訊科技產品
Huiyang Legend Industry Property Limited* 惠陽聯想工業物業有限公司	PRC 中國	US$2,040,000 美元	**100%**	100%	Property holding and property management 持有及管理物業
Legend (Chengdu) Limited 聯想(成都)有限公司	PRC 中國	RMB12,000,000 人民幣	**100%**	100%	Distribution of computer products and provision of IT services 分銷電腦產品及提供資訊科技服務
Legend Computer Systems Limited 聯想電腦系統有限公司	Hong Kong 香港	HK$2 港幣	**100%**	100%	Procurement agent and distribution of computer products 採購代理及分銷電腦產品
Legend (Huiyang) Electronic Industrial Co., Ltd. 惠陽聯想電子工業有限公司	PRC 中國	HK$16,000,000 港幣	**100%**	100%	Manufacturing of computer products 製造電腦產品
Legend Industrial Development Co., (Daya Bay) Ltd.* 聯想工業實業發展(大亞灣)有限公司	PRC 中國	US$10,000,000 美元	**100%**	100%	Property holding and property management 持有及管理物業

15 Subsidiaries *continued*

(a) Investments in subsidiaries *continued*

15 附屬公司 續

(a) 於附屬公司之投資 續

Company name 公司名稱	Place of incorporation/ establishment 註冊／成立地點	Issued and fully paid up shares 已發行及繳足股份	Effective percentage holding 應佔股份權益 2002	2001	Principal activities 主要業務
Legend (Shenyang) Limited 聯想(瀋陽)有限公司	PRC 中國	RMB10,000,000 人民幣	**100%**	100%	Distribution of computer products and provision of IT services 分銷電腦產品及提供資訊科技服務
Legend (Shenzhen) Electronic Company Ltd* 聯想(深圳)電子有限公司	PRC 中國	RMB10,000,000 人民幣	**100%**	100%	Distribution of computer products 分銷電腦產品
Legend (Wuhan) Limited* 聯想(武漢)有限公司	PRC 中國	RMB1,500,960 人民幣	**100%**	–	Distribution of computer products and provision of IT services 分銷電腦產品及提供資訊科技服務
Legend (Xi An) Limited* 聯想(西安)有限公司	PRC 中國	RMB10,000,000 人民幣	**100%**	100%	Distribution of computer products and provision of IT services 分銷電腦產品及提供資訊科技服務
Shanghai Legend Electronic Co., Ltd.* 上海聯想電子有限公司	PRC 中國	RMB20,000,000 人民幣	**100%**	–	Manufacturing of computer products 製造電腦產品
QDI Europe B.V.	The Netherlands 荷蘭	NLG40,000 荷蘭盾	**100%**	100%	Distribution of computer products 分銷電腦產品
Quantum Designs (H.K.) Limited	Hong Kong 香港	HK$2 ordinary and HK$1,000,000 non-voting deferred 港幣2元之普通股及港幣1,000,000元之無投票權遞延股	**100%**	100%	Procurement agent and distribution of computer products 採購代理及分銷電腦產品

15 Subsidiaries *continued*

(a) Investments in subsidiaries *continued*

Notes:

(i) All of the above subsidiaries operate principally in their respective places of incorporation or establishment.

(ii) All the PRC subsidiaries are limited liability companies. They have adopted 31st December as their financial year end date for statutory reporting purposes. For preparation of the consolidated accounts, accounts of these subsidiaries for the 12 months ended 31st March 2001 and 2002 have been used.

(iii) The company whose name with a "" is a direct transliteration of its Chinese registered name.*

(b) Amounts due from/(to) subsidiaries

The amounts are unsecured, interest-free and have no fixed term of repayment.

15 附屬公司 續

(a) 於附屬公司之投資 續

附註：

(i) 所有上述附屬公司均主要在其註冊或成立地點營業。

(ii) 所有中國的附屬公司均為有限責任公司。依據中國法律，中國公司以每年十二月三十一日為結算日期。但在編製二零零一年及二零零二年綜合賬目時，該等附屬公司賬目結算日已調整為截至三月三十一日之十二個月的數據。

(iii) 公司名稱有""號者，乃直譯自註冊登記之中文名稱。*

(b) 應收／(付)附屬公司欠款

此結餘為無抵押、免利息及無固定還款條約。

16 Investments in jointly controlled entities

16 於共同控制實體之投資

		Group 集團 2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Share of net assets	所佔資產淨值	**210,432**	–

16 Investments in jointly controlled entities *continued*

The following is a list of the principal jointly controlled entities at 31st March 2002:

16 於共同控制實體之投資 續

以下為於二零零二年三月三十一日之主要共同控制實體名單：

Company name 公司名稱	Place of incorporation/ establishment 註冊／成立地點	Interest held indirectly 間接持有權益 2002	2001	Principal activities 主要業務
FM365.com Limited (Note 附註(i))	British Virgin Islands 英屬維爾京群島	**51%**	100%	Investment holding company of Internet service business 從事信息運營業務之投資控股公司
Leby Technology Company Limited (Note (ii)) 樂彼科技有限公司* (附註(ii))	British Virgin Islands 英屬維爾京群島	**50%**	–	Investment holding company of contract manufacturing business 從事合同製造業務之投資控股公司

Notes:

(i) *Although the Group holds 51% issued share capital of FM365.com Limited, its board is jointly controlled by the Group and a joint venturer such that it is regarded as a jointly controlled entity. This company holds 100% equity interests in Beijing Legend FM365 Technology Limited which provides Internet services in the PRC.*

(ii) *This jointly controlled entity holds 100% equity interests in Hui Yang Legend Computer Co., Ltd. which manufactures computer products in the PRC.*

(iii) *The company whose name with a "*" is a direct transliteration of its English registered name.*

附註：

(i) *雖然本集團持有FM365.com Limited之51%已發行股本，其董事會是由本集團及另一合資者所共同控制，因此被視為一家共同控制實體。此公司持有北京聯想三六五科技有限公司的100%股權，其主要業務為在中國提供信息運營服務。*

(ii) *此共同控制實體持有惠陽聯想電腦有限公司的100%股權，其主要業務為在中國製造電腦產品。*

(iii) *公司名稱有"*"號者，乃直譯自註冊登記之英文名稱。*

17 Associated companies / 17 聯營公司

(a) Investments in associated companies / (a) 於聯營公司之投資

		Group 集團 2002 HK$'000 港幣千元	Group 集團 2001 (Restated) (重列) HK$'000 港幣千元
Share of net assets	所佔資產淨值	**152,972**	127,240
Loans to associated companies, unsecured	貸款予聯營公司，無抵押	**51,834***	1,800
		204,806	129,040

* *Included in this balance is a loan of HK$50,034,000 which is bearing interest at prime rate minus 0.5% per annum. The remaining balance is interest-free.*

* *此項結餘包括一項港幣50,034,000元之貸款，其年利率為最優惠利率減0.5%，其餘貸款是免利息的。*

The following is a list of the principal associated companies at 31st March 2002:

於二零零二年三月三十一日之主要聯營公司如下：

Company name 公司名稱	Place of incorporation/ establishment 註冊／成立地點	Interest held indirectly 間接持有權益 2002	Interest held indirectly 間接持有權益 2001	Principal activities 主要業務
Beijing CA – Legend Software Co., Ltd* 北京冠群聯想軟件有限公司	PRC 中國	**20%**	50%	Software development 軟件開發
Legend Kingsoft Holdings Limited 聯想金山控股有限公司*	British Virgin Islands 英屬維爾京群島	**30%**	30%	Distribution and development of software 分銷及開發軟件
Techwise Circuits Company Limited (formerly, Legend Techwise Circuits Limited) 科惠線路有限公司(前稱，聯想科惠線路有限公司)	Hong Kong 香港	**30.5%**	85.5%	Procurement agent and distribution of printed circuit boards 採購代理及分銷線路板
The Affiliated High School of Peking University & Legend Remote Education Co., Ltd.* 北京北大附中聯想遠程教育有限公司	PRC 中國	**49%**	49%	Operation of education portal 經營教育網站
Yestock Ltd.	British Virgin Islands 英屬維爾京群島	**40%**	40%	Provision of Internet service 提供互聯網服務

17 Associated companies *continued*

(a) Investments in associated companies *continued*

Notes:

(i) The associated companies operate principally in their respective places of incorporation or establishment, except for Legend Kingsoft Holdings Limited and Yestock Ltd. which operate principally in the PRC.

(ii) The company whose name with a "" is a direct transliteration of its Chinese/English registered name.*

(b) Loan to a related company – Company

The loan was granted by the Company in previous year to an associated company of a wholly-owned subsidiary (2001: loan of HK$114,308,000 to a subsidiary of the Company). The amount is unsecured and bearing interest at prime rate minus 0.5% per annum.

17 聯營公司 續

(a) 於聯營公司之投資 續

附註：

(i) 除聯想金山控股有限公司及Yestock Ltd. 主要於中國經營外，聯營公司主要於彼等各自之註冊或成立地點經營。

(ii) 公司名稱有""號者，乃直譯自註冊登記之中文／英文名稱。*

(b) 貸款予一間關連公司 — 公司

此項貸款是由本公司於年前給予一家全資附屬公司的聯營公司（二零零一年：貸款港幣114,308,000元予本公司的一家附屬公司）。此項結餘是免抵押及年利率為最優惠利率減0.5%。

18 Investment securities 證券投資

		Group 集團 2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Equity securities, at fair value	股本證券，公平值		
Listed in Hong Kong	於香港上市	**238**	238
Listed outside Hong Kong	於香港境外上市	**19,271**	77,697
		19,509	77,935
Unlisted	非上市	**11,253**	7,800
		30,762	85,735

19 Inventories 存貨

		Group 集團 2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Raw materials	原材料	**395,518**	510,911
Work-in-progress	在製品	**18,175**	50,945
Finished goods	製成品	**441,826**	1,539,256
		855,519	2,101,112

At 31st March 2002, the carrying amount of inventories that are carried at net realisable value amounted to HK$43,094,000 (2001: HK$123,804,000).

於二零零二年三月三十一日以可變現淨值列賬之存貨之賬面值合共港幣43,094,000元（二零零一年：港幣123,804,000元）。

20 Amounts due from jointly controlled entities – Group

The amounts are unsecured, interest-free and are repayable on demand.

20 應收共同控制實體欠款 — 集團

此欠款並無抵押，免利息及被要求時需還款。

21 Accounts receivable

At 31st March 2002, the ageing analysis of the accounts receivable were as follows:

21 應收賬款

於二零零二年三月三十一日，應收賬款之賬齡分析如下：

		Group 集團	
		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
0 – 30 days	零至三十日	**611,064**	1,248,743
31 – 60 days	三十一日至六十日	**58,914**	257,662
61 – 90 days	六十一日至九十日	**5,715**	62,752
Over 90 days	九十日以上	**2,651**	176,695
		678,344	1,745,852

Customers are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally range from 30 days to 180 days.

與集團有業務往來的客戶，除系統集成客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

22 Cash and bank balances – Group and Company

Included in the cash and bank balances of the Group are Renminbi cash and bank deposits in the PRC of approximately HK$746,392,000 (2001: HK$643,133,000).

22 現金及銀行結餘 — 集團及公司

本集團之現金及銀行結餘中，包括在中國境內之人民幣現金及銀行存款約為港幣746,392,000元（二零零一年：港幣643,133,000元）。

23 Accounts payable

At 31st March 2002, the ageing analysis of the accounts payable were as follows:

23 應付賬款

於二零零二年三月三十一日，應付賬款之賬齡分析如下：

		Group 集團	
		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
0 – 30 days	零至三十日	**1,101,100**	1,754,351
31 – 60 days	三十一至六十日	**177,413**	136,744
61 – 90 days	六十一至九十日	**27,433**	33,698
Over 90 days	九十日以上	**30,785**	354,011
		1,336,731	2,278,804

24 Long-term liabilities

24 長期負債

		Group 集團		Company 公司	
		2002	2001	2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Unsecured bank loans	無抵押銀行貸款	**–**	813,084*	**–**	–
Loans from minority shareholders of a subsidiary (Note (a))	附屬公司之少數股東貸款(附註(a))	**–**	19,385	**–**	–
Less: current portion of long-term liabilities	減：長期負債之年內應償還額	**–**	(816,709)	**–**	–
		–	15,760	**–**	–
Deferred taxation (Note 25)	遞延稅項(附註25)	**330**	353	**304**	304
		330	16,113	**304**	304

Note (a): The loans from minority shareholders are unsecured, bearing interest at prime rate minus 0.5% per annum and repayable within 5 years.

附註(a)：此少數股東貸款為無抵押貸款，年利率為銀行最優惠利率減0.5%，5年內還清。

24 Long-term liabilities *Continued*

24 長期負債 續

At 31st March 2002, the Group's bank loans and obligations under finance leases were repayable as follows:

於二零零二年三月三十一日，本集團償還銀行貸款及財務租約債務之還款期如下：

		Bank loans (unsecured) 銀行貸款(無抵押)		Loans from minority shareholders of a subsidiary 一間附屬公司之少數股東貸款	
		2002	2001	**2002**	2001
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Amounts repayable:	到期償還之金額：				
On demand or within one year	按通知或年內	**–**	813,084*	**–**	3,625
After one year but within two years	一年至兩年	**–**	–	**–**	4,350
After two years but within five years	兩年至五年	**–**	–	**–**	11,410
		–	813,084	**–**	19,385

* *This balance is related to Digital China Holdings Limited and its subsidiaries which were spun off from the Group on 1st June 2001.*

* *此項結餘乃關於神州數碼控股有限公司及其附屬公司(已於二零零一年六月一日拆離本集團)。*

25 Deferred taxation

25 遞延稅項

		Group 集團		Company 公司	
		2002	2001	**2002**	2001
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Balance at the beginning of the year	年初結餘	**353**	641	**304**	304
Disposals of subsidiaries (Note 36)	出售附屬公司 (附註36)	**–**	(115)	**–**	–
		353	526	**304**	304
Transferred from profit and loss account	轉自損益表	**(23)**	(173)	**–**	–
		330	353	**304**	304

26 Share capital

26 股本

		Ordinary shares of HK$0.025 each 普通股每股港幣0.025元			
		2002		2001	
		Number of shares 股份數目	HK$'000 港幣千元	Number of shares 股份數目	HK$'000 港幣千元
Authorised:	法定股本：				
At 1st April and 31st March	於四月一日及三月三十一日	**20,000,000,000**	**500,000**	20,000,000,000	500,000
Issued and fully paid:	已發行及繳足股本：				
At 1st April	於四月一日	**7,513,962,108**	**187,849**	7,401,203,524	185,030
Issue and allotment of shares	發行及配發股份	**–**	**–**	11,478,584	287
Exercise of share options (Note (b))	行使購股權（附註(b)）	**66,302,000**	**1,658**	101,280,000	2,532
Repurchase of shares (Note (c))	購回股份（附註(c)）	**(72,226,000)**	**(1,806)**	–	–
At 31st March	於三月三十一日	**7,508,038,108**	**187,701**	7,513,962,108	187,849

Notes:

(a) Under the Company's Employee Share Option Scheme adopted on 18th January 1994, the Company granted options to employees (including directors) of the Company or its subsidiaries to subscribe for shares in the Company, subject to a maximum of 10% of the issued share capital of the Company from time to time. Options granted are exercisable at any time during a period of ten years from the date upon which the option is accepted. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is 80% of the average of the closing prices of the shares on the five trading days immediately preceding the date on which the offer is made.

(b) During the year, 32,000,000, 7,910,000, 174,000, 25,712,000 and 506,000 shares were issued at HK$0.459, HK$2.876, HK$2.904, HK$4.038 and HK$4.312 per share respectively as a result of the exercise of share options of the Company.

(c) During the year, the Company repurchased 72,226,000 ordinary shares of HK$0.025 each on The Stock Exchange of Hong Kong Limited at an aggregate price of HK$263,761,000.

(d) Please refer to the Directors' Report for the details of repurchase of shares and share option scheme.

附註：

(a) 根據本公司於一九九四年一月十八日採納之購股權計劃，本公司已授予本公司或其附屬公司之僱員（包括董事）購股權。購股權最多不得超過本公司已發行股本之10%，授出之購股權可由接納購股權當日起計十年內隨時行使，購股權股份之認購價，按股份面值及緊接購股權授出日期前五個交易日股份之平均收市價80%兩者中之較高者計算。

(b) 年內，由於行使本公司購股權所發行之股份為32,000,000，7,910,000，174,000，25,712,000及506,000股股份，分別以港幣0.459元，港幣2.876元，港幣2.904元，港幣4.038元及港幣4.312元發行。

(c) 年內，本公司以總價格港幣263,761,000元於香港聯合交易所有限公司購回72,226,000股每股面值港幣0.025元之普通股。

(d) 有關購回股份及購股權計劃之詳情，請參閱董事會報告書。

27 Reserves

27 儲備

		Group 集團		Company 公司	
		2002	2001	2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Share premium account	**股份溢價賬**				
As at 1st April	於四月一日	**4,589,893**	4,403,611	**4,589,893**	4,403,611
Issue of new shares	發行新股份	**142,291**	186,351	**142,291**	186,351
New issue expenses	發行新股份費用	–	(69)	–	(69)
As at 31st March	於三月三十一日	**4,732,184**	4,589,893	**4,732,184**	4,589,893
Surplus arising on consolidation	**綜合賬目時產生之盈餘**				
As at 1st April as previously reported	於四月一日，如之前所呈列	–	32,933	–	–
Effect of adopting SSAP 31	採納會計實務準則第31號之影響	**165,921**	281	–	–
Divestment of interest in an associated company	減少於一家聯營公司的投資	**5,794**	–	–	–
As at 1st April as restated	於四月一日，重列	**171,715**	33,214	–	–
Goodwill arising from acquisition of subsidiaries and associated companies	收購附屬公司及一家聯營公司時產生之商譽	–	(199,279)	–	–
Goodwill written back/(off) arising from disposal of subsidiaries and an associated company	出售附屬公司及一家聯營公司時沖回／(撇除)之商譽	**22,897**	(373)	–	–
Divestment of interest in an associated company	減少於一家聯營公司的投資	–	5,794	–	–
Transfer from other reserve	從其他儲備轉入	–	166,719	–	–
Effect of adopting SSAP 31	採納會計實務準則第31號之影響	–	165,640	–	–
Reversal of transfer from other reserve	沖回從其他儲備轉入	**(166,719)**	–	–	–
As at 31st March as restated	於三月三十一日，重列	**27,893**	171,715	–	–
Exchange reserve	**滙兑儲備**				
As at 1st April	於四月一日	**336**	1,464	–	–
Movement during the year	年內變動	**3,819**	(1,128)	–	–
As at 31st March	於三月三十一日	**4,155**	336	–	–

27 Reserves *continued*　　27 儲備 續

		Group 集團		Company 公司	
		2002	2001	**2002**	2001
		HK$'000 港幣千元	HK$'000 港幣千元	**HK$'000 港幣千元**	HK$'000 港幣千元
Investment revaluation reserve	**投資重估儲備**				
As at 1st April	於四月一日	**–**	70,005	**–**	–
Deficit in fair market value of investment securities	投資證券公平市值虧損	**(36,058)**	(6,914)	**–**	–
Revaluation surplus on spin-off of DCHL	因分拆神州數碼而重估的盈餘	**–**	–	**109,131**	–
Reserves transferred to (accumulated losses)/ retained earnings on spin-off of DCHL	因分拆神州數碼而轉至(累計虧損)/保留溢利	**–**	–	**(109,131)**	–
Reserves realised upon disposal of investment securities	出售證券投資之變現儲備	**(13,518)**	–	**–**	–
Transfer to other reserve	轉至其他儲備	**–**	(63,091)	**–**	–
Reversal of transfer to other reserve	沖回轉至其他儲備	**63,091**	–	**–**	–
As at 31st March	於三月三十一日	**13,515**	–	**–**	–
Share redemption reserve	**股份回購儲備**				
As at 1st April	於四月一日	**–**	–	**–**	–
Movement during the year	年內變動	**1,806**	–	**1,806**	–
As at 31st March	於三月三十一日	**1,806**	–	**1,806**	–
Total	合共	**4,779,553**	4,761,944	**4,733,990**	4,589,893

28 (Accumulated losses) /retained profits

28 （累計虧損）／保留溢利

		Group 集團		Company 公司	
		2002	2001	2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
(Accumulated losses)/ Retained profits	**（累計虧損）／保留溢利**				
As at 1st April as previously reported	於四月一日，如之前所呈列	**30,866**	347,135	**378,388**	457,600
Effect of adopting SSAP 9 (revised)	採納會計實務準則第9號（經修訂）之影響	**989,730**	133,510	**989,730**	133,510
Effect of adopting SSAP 29	採納會計實務準則第29號之影響	**(1,887,850)**	(1,306,973)	**–**	–
Effect of adopting SSAP 31	採納會計實務準則第31號之影響	**(199,617)**	(33,977)	**–**	–
As at 1st April as restated	於四月一日，重列	**(1,066,871)**	(860,305)	**1,368,118**	591,110
Dividend paid and payable	已付及應付股息	**(1,103,116)**	(216,452)	**(1,103,116)**	(216,452)
Repurchase of shares	購回股份	**(263,761)**	–	**(263,761)**	–
Profit for the year	年內溢利	**1,044,900**	113,514	**752,933**	993,460
Transfer to other reserve	轉至其他儲備	**–**	(103,628)	**109,131**	–
Reversal of transfer to other reserve	沖回轉至其他儲備	**103,628**	–	**–**	–
As at 31st March as restated	於三月三十一日，重列	**(1,285,220)**	(1,066,871)	**863,305**	1,368,118
Representing:	代表：				
Special interim dividend proposed	擬派特別中期股息	**–**	808,000	**–**	808,000
Final dividend proposed	擬派末期股息	**271,051**	181,730	**271,051**	181,730
Other	其他	**(1,556,271)**	(2,056,601)	**592,254**	378,388
As at 31st March as restated	於三月三十一日，重列	**(1,285,220)**	(1,066,871)	**863,305**	1,368,118
Company and its subsidiaries	公司及其附屬公司	**(1,275,955)**	(1,061,829)	**863,305**	1,368,118
Jointly controlled entities	共同控制實體	**8,468**	–	**–**	–
Associated companies	聯營公司	**(17,733)**	(5,042)	**–**	–
As at 31st March as restated	於三月三十一日，重列	**(1,285,220)**	(1,066,871)	**863,305**	1,368,118

29 Related party transactions

Saved as disclosed elsewhere in this set of accounts, the Group had the following material related party transactions in the normal course of business:

29 有關人士交易

除在本賬目其餘部份披露外，本集團在一般業務中有下列重大有關人士交易：

		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
LHL (the ultimate holding company):	聯想控股有限公司 (最終控股公司)：		
Management and maintenance fee	管理及維修費用	–	468
Acquisition of a subsidiary	購買一間附屬公司	–	102,810
Disposal of properties	出售物業	–	1,490
Right Lane Limited (a substantial shareholder)	南明有限公司 (主要股東)：		
Rental and management fee	租金及管理費用	1,020	1,320
Legend Properties (Daya Bay) Co. Ltd. (a fellow subsidiary):	聯想房地產(大亞灣)有限公司 (一家同系附屬公司)：		
Rental expenses	租金	–	3,716
Minority shareholders of a subsidiary:	一間附屬公司之少數股東：		
Interest expense (Note 6)	利息開支(附註6)	817	1,419
D-Link Group (group companies of a minority shareholder of a former subsidiary):	友訊集團(持有本集團前附屬公司之少數股東之集團公司)：		
Purchase of goods	採購貨物	61,859	221,602
DCHL Group (associated companies of the ultimate holding company)	神州數碼集團(最終控股公司的聯營公司)：		
Rental and management fees	租金及管理費用	2,813	–
Purchase of goods	採購貨物	13,519	–
Techwise Circuits Company Limited and its subsidiaries (associated companies):	科惠線路有限公司及其附屬公司(聯營公司)：		
Purchase of goods	採購貨物	15,255	–
Beijing Legend FM Science and Technology Company Limited (a fellow subsidiary):	北京聯想調頻科技有限公司 (一家同系附屬公司)：		
Account access fees	賬戶登入費	50,330	–
Shenzhen Legend Science Park Company Limited (a fellow subsidiary):	聯想科技園有限公司 (一家同系附屬公司)：		
Rental	租金	3,088	–
Beijing Legend FM365 Technology Limited (a jointly controlled entity):	北京聯想三六五科技有限公司 (一家共同控制實體)：		
Technical consultancy fees	技術顧問費	176	–

29 Related party transactions *Continued*

The directors are of the opinion that the above transactions were conducted on normal commercial terms in the ordinary course of business.

29 有關人士交易 續

董事認為上述交易乃在一般業務中按照一般商業條款進行。

30 Banking facilities

At 31st March 2002, total banking facilities granted to the Group amounted to approximately HK$2,485,000,000 which were secured by one or more of the following:

(a) Cross guarantees provided by certain subsidiaries; and

(b) Guarantees provided by the Company.

At 31st March 2002, the amount of facilities utilised by the Group amounted to approximately HK$419,000,000.

30 銀行信貸

於二零零二年三月三十一日，本集團之可動用銀行信貸總額約為港幣2,485,000,000元，並以下列其中一項或多項方式作抵押擔保：

(a) 由若干附屬公司提供之互相擔保；及

(b) 由本公司提供之擔保。

於二零零二年三月三十一日，本集團已動用之銀行信貸總額約為港幣419,000,000元。

31 Commitments

(a) Capital commitments

31 承擔

(a) 資本承擔

		Group 集團	
		2002	2001
		HK$'000 港幣千元	HK$'000 港幣千元
Contracted but not provided for	已訂約但未撥備		
Property, plant and equipment	物業、機器及設備	**28,850**	–
Investments	投資	**183,082**	–
		211,932	–
The Group's share of capital commitments for property, plant and equipment of associated companies not included in the above is as follows:	本集團應佔上述以外之聯營公司之物業、機器及設備之資本承擔如下：		
Contracted but not provided for	已訂約但未撥備	**1,060**	–

31 Commitments *Continued* / 31 承擔 續

(b) Commitments under operating leases

At 31st March 2002, the Group had future aggregate minimum lease payments in respect of land and buildings under non-cancellable operating leases as follows:

(b) 經營租約承擔

於二零零二年三月三十一日，本集團於不能取消之土地及樓宇之經營租約下之未來最低租金總額如下：

		2002 HK$'000 港幣千元	2001 Restated 重列 HK$'000 港幣千元
Not later than one year	不超過一年	**65,792**	74,752
Later than one year but not later than five years	一年至五年	**75,620**	70,994
Later than five years	超過五年	**–**	–
		141,412	145,746

(c) As at 31st March 2002, the Group had outstanding foreign contracts amounted to approximately HK$56,000,000 (2001: Nil).

(c) 於二零零二年三月三十一日，本集團擁有之外滙合約承擔約達港幣56,000,000 元(二零零一年：無)。

32 Contingent liabilities / 32 或然負債

(a) The Company has executed guarantees with respect to banking facilities made available to its subsidiaries. As at 31st March 2002, such facilities granted and utilised amounted to approximately HK$2,485,000,000 and HK$419,000,000 respectively.

(a) 本公司已就授予其附屬公司之銀行融資作出擔保。於二零零二年三月三十一日已授予及動用之擔保分別大約為港幣2,485,000,000元和港幣419,000,000元。

(b) The Company has issued letters of guarantee to the suppliers and vendors of its subsidiaries. As at 31st March 2002, the guarantee granted and utilised amounted to approximately HK$854,000,000 and HK$272,000,000 respectively.

(b) 本公司已發出擔保書予其附屬公司的供應商。於二零零二年三月三十一日已授予及動用之擔保分別大約為港幣854,000,000元和港幣272,000,000元。

33 Reconciliation of operating profit before taxation to net cash inflow from operating activities

33 除税前經營溢利與經營業務所得現金淨額對賬表

		2002	2001 Restated 重列
		HK$'000 港幣千元	HK$'000 港幣千元
Operating profit before taxation	除税前經營溢利	**1,081,194**	162,556
Share of losses of associated companies	應佔聯營公司之虧損	**12,979**	6,628
Share of profits of jointly controlled entities	應佔共同控制實體之溢利	**(8,468)**	–
Interest income	利息收入	**(67,360)**	(103,214)
Interest expense and finance charges under finance leases	利息支出及財務租約之應付融資費用	**11,785**	33,516
Depreciation of tangible fixed assets	有形固定資產折舊	**143,048**	123,359
Amortisation of goodwill	商譽攤銷	**–**	580,877
Impairment loss of goodwill	商譽減值虧損	**–**	165,640
Loss on disposal of tangible fixed assets	出售有形固定資產之虧損	**1,440**	31,963
Provision for impairment of fixed assets	固定資產減值準備	**–**	6,946
(Gains)/losses on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及證券投資之（收益）／虧損	**(164,240)**	1,338
Decrease/(increase) in inventories	存貨減少／（增加）	**261,620**	(383,341)
Increase in accounts receivable, deposits, prepayments and other receivables	應收賬款、按金、預付款項及其他應收賬款增加	**(215,908)**	(753,914)
(Decrease)/increase in accounts payable, accruals and other payables	應付賬款、應計費用及其他應付款（減少）／增加	**(246,600)**	898,589
Net cash inflow from operating activities	經營業務所得現金淨額	**809,490**	770,943

34 Analysis of changes in financing

34 融資變動分析

		2002			2001		
		Share capital (including premium) 股本(包括溢價)	Minority interests 少數股東權益	Loans and finance lease obligations 貸款及財務租約債務	Share capital (including premium) 股本(包括溢價)	Minority interests 少數股東權益	Loans and finance lease obligations 貸款及財務租約債務
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Balance at the beginning of the year	年初結存	**4,777,742**	**74,458**	**832,469**	4,588,641	10,506	189,534
Minority interests' share of profits and exchange reserve	少數股東權益應佔溢利及外滙儲備	**–**	**13,202**	**–**	–	29,886	–
Increase in minority interests	少數股東權益增加	**–**	**4,364**	**(4,364)**	–	34,287	–
Increase in bank loans	銀行貸款增加	**–**	**–**	**121,495**	–	–	633,645
Disposal of subsidiaries	附屬公司之出售	**–**	**(84,974)**	**(944,760)**	–	(221)	(7,477)
(Decrease)/increase in loans from minority shareholders	少數股東借款(減少)/增加	**–**	**–**	**(4,840)**	–	–	19,385
Payments of capital element of finance leases	償還財務租約之本金	**–**	**–**	**–**	–	–	(2,618)
Issue of new shares	發行新股份	**143,949**	**–**	**–**	87,068	–	–
Issue of new shares for non-cash considerations	發行非現金代價新股份	**–**	**–**	**–**	102,102	–	–
Consideration for the repurchase of shares	股份回購之代價	**(263,761)**	**–**	**–**	–	–	–
Repurchase of shares out of retained profits	自滾存溢利回購股份	**261,955**	**–**	**–**	–	–	–
New issue expenses	發行股份費用	**–**	**–**	**–**	(69)	–	–
Balance at the end of the year	年終結存	**4,919,885**	**7,050**	**–**	4,777,742	74,458	832,469

35 Analysis of the balances of cash and cash equivalents

35 現金及等同現金結存分析

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Cash and bank balances	現金及銀行結餘	**2,441,169**	2,633,651

36 Disposal of subsidiaries

36 出售附屬公司

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Disposal of net assets	出售資產淨值		
Fixed assets	固定資產	**305,678**	5,636
Construction-in-progress	在建工程	**8,033**	–
Accounts receivable	應收賬款	**1,311,570**	136,085
Inventories	存貨	**983,973**	49,939
Prepayment, deposits and other receivables	預付賬款、按金及其他應收款	**205,692**	16,558
Cash and bank balances	現金及銀行結餘	**356,261**	41,932
Accounts and bills payable	應付賬項及應付票據	**(794,216)**	(102,306)
Accruals and other payables	應計費用及其他應付款	**(449,398)**	(122,070)
Bank loans	銀行貸款	**(944,760)**	(7,477)
Deferred taxation	遞延稅項	**–**	(115)
Minority interests	少數股東權益	**(84,974)**	(221)
		897,859	17,961
Reserve on consolidation	綜合時產生之儲備	**–**	(373)
Gains/(losses) on disposal	出售之收益／(虧損)	**155,538**	(1,338)
		1,053,397	16,250
Satisfied by:	支付方式：		
Cash and cash equivalents	現金及等同現金	**229,021**	16,250
Dividends payable	應付股息	**808,538**	–
Investments	投資	**70,899**	–
Accruals	應計費用	**(55,061)**	–
		1,053,397	16,250

37 Analysis of the net outflow of cash and cash equivalents in respect of the disposal of subsidiaries

37 出售附屬公司所耗之現金及等同現金淨額分析

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Cash consideration	現金代價	**229,021**	16,250
Cash and bank balances disposed of	出售之現金及銀行結餘	**(356,261)**	(41,932)
Net outflow of cash and cash equivalent in respect of the disposal of subsidiaries	出售附屬公司所耗之現金及等同現金淨額	**(127,240)**	(25,682)

38 Acquisition of a subsidiary

38 收購附屬公司

		2002 HK$'000 港幣千元	2001 HK$'000 港幣千元
Net assets acquired	已收購淨資產		
Tangible fixed assets	有形固定資產	–	97,789
Inventories	存貨	–	811
Accounts payable and accruals	應付賬款及應計費用	–	(738)
		–	97,862
Goodwill arising from acquisition	收購商譽	–	4,948
Satisfied by:	支付方式：		
Cash	現金	–	102,810

39 Ultimate holding company

The directors regard 聯想控股有限公司, a company established in the PRC, as being the ultimate holding company.

39 最終控股公司

董事認為聯想控股有限公司乃最終控股公司，該公司於中國成立。

40 Approval of accounts

The accounts were approved by the board of directors on 23rd May 2002.

40 賬目之核准

本賬目已由董事會於二零零二年五月二十三日核准。

Unaudited Proforma Consolidated Profit and Loss Account ▫ 未經審核備考綜合損益表

For the year ended 31st March 2002 截至二零零二年三月三十一日止年度

		2002 HK$'000 港幣千元	2001 (Restated) (重列) HK$'000 港幣千元
Turnover	營業額	**19,267,384**	18,665,139
Earnings before interest, taxation, depreciation and amortisation expenses	除利息、稅項、折舊及攤銷前經營溢利	**972,580**	739,820
Depreciation expenses	折舊費用	**(137,980)**	(104,964)
Amortisation of goodwill	商譽攤銷	**–**	(580,877)
Impairment loss of goodwill	商譽減值虧損	**–**	(165,640)
Interest income	利息收入	**66,664**	139,767
Gains/ (losses) on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及證券投資之收益／(虧損)	**164,240**	(1,338)
Profit from operations	經營溢利	**1,065,504**	26,768
Finance costs	財務費用	**(1,676)**	(18,247)
		1,063,828	8,521
Share of profits of jointly controlled entities	應佔共同控制實體溢利	**8,468**	–
Share of losses of associated companies	應佔聯營公司虧損	**(12,979)**	(6,628)
Profit before taxation	除稅前溢利	**1,059,317**	1,893
Taxation	稅項	**(23,092)**	(19,156)
Profit/(loss) after taxation	除稅後溢利／(虧損)	**1,036,225**	(17,263)
Minority interests	少數股東權益	**(9,768)**	(10,944)
Profit/(loss) attributable to shareholders	股東應佔溢利／(虧損)	**1,026,457**	(28,207)
Dividends	股息	**383,897**	264,674
Earnings/(loss) per share	每股盈利／(虧損)		
– Basic	–基本	**13.61 cents仙**	(0.38) cents仙
– Fully diluted	–全面攤薄	**13.55 cents仙**	(0.38) cents仙

The unaudited proforma consolidated results of the Group for the years ended 31st March 2001 and 2002 have been prepared as if the spin-off of DCHL Group had been completed as at 31st March 2000.

本集團截至二零零一年及二零零二年三月三十一日止年度之未經審核備考綜合業績，乃假設分拆重組神州數碼集團於二零零零年三月三十一日已經完成而編製。

The following table summarises the results, assets and liabilities of the Group for the last five financial years.

下表為本集團過往五個財政年度之業績、資產及負債概要。

		2002	2001 (Restated) 重列	2000 (Restated) 重列	1999 (Restated) 重列	1998 (Restated) 重列	Proforma note (i) 備考 附註(i) 1998 (Restated) 重列
		HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元	HK$'000 港幣千元
Turnover	營業額	**20,853,254**	27,219,212	17,449,649	11,633,573	5,870,993	7,995,327
Earnings before interest, taxation, depreciation and amortisation expenses	除利息、稅項、折舊及攤銷前經營溢利	**1,008,938**	970,700	603,278	384,940	194,800	380,973
Depreciation expenses	折舊費用	**(143,048)**	(123,359)	(93,275)	(72,198)	(43,455)	(51,428)
Amortisation of goodwill	商譽攤銷	**-**	(580,877)	(580,877)	(580,877)	(145,219)	(145,219)
Impairment loss of goodwill	商譽減值虧損	**-**	(165,640)	-	(33,977)	-	-
Interest income	利息收入	**67,360**	103,214	16,373	13,620	15,601	18,997
Gains/ (losses) on disposal of subsidiaries, associated companies and investment securities	出售附屬公司、聯營公司及證券投資之收益/(虧損)	**164,240**	(1,338)	-	-	-	-
Profit/(loss) from operations	經營溢利/(虧損)	**1,097,490**	202,700	(54,501)	(288,492)	21,727	203,323
Finance costs	財務費用	**(11,785)**	(33,516)	(41,456)	(46,273)	(88,986)	(114,121)
		1,085,705	169,184	(95,957)	(334,765)	(67,259)	89,202
Share of profits of jointly controlled entities	應佔共同控制實體溢利	**8,468**	-	-	-	-	-
Share of (losses)/profit of associated companies	應佔聯營公司(虧損)/溢利	**(12,979)**	(6,628)	2,803	394	74	(255)
Profit/(loss) before taxation	除稅前溢利/(虧損)	**1,081,194**	162,556	(93,154)	(334,371)	(67,185)	88,947
Taxation	稅項	**(23,092)**	(19,156)	3,152	(4,958)	(5,469)	(29,659)
Profit/(loss) after taxation	除稅後溢利/(虧損)	**1,058,102**	143,400	(90,002)	(339,329)	(72,654)	59,288
Minority interests	少數股東權益	**(13,202)**	(29,886)	(9,986)	(258)	700	674
Profit/(loss) attributable to shareholders	股東應佔溢利/(虧損)	**1,044,900**	113,514	(99,988)	(339,587)	(71,954)	59,962
Total assets	總資產	**5,691,737**	8,027,993	6,739,674	4,688,627	5,155,007	5,155,007
Total liabilities (including minority interests)	總負債(包括少數股東權益)	**2,009,703**	4,145,071	2,906,655	2,433,700	4,896,334	4,896,334
Net assets	資產淨值	**3,682,034**	3,882,922	3,833,019	2,254,927	258,673	258,673

Note:

(i) The proforma results of the Group for the year ended 31st March 1998 have been prepared on a combined basis as if the acquisition of Legend (Beijing) Limited had been completed on 1st April, 1997.

附註：

(i) 本集團截至一九九八年三月三十一日止年度之備考業績乃按合併基準編製，並假設收購聯想(北京)有限公司於一九九七年四月一日完成。

Board of Directors

Executive Directors

Mr Liu Chuanzhi (Chairman)
Mr Yang Yuanqing (Vice Chairman and President)
Ms Ma Xuezheng

Non-executive Director

Mr Zeng Maochao

Independent Non-executive Directors

Mr Wong Wai Ming
Prof Woo Chia-Wei

Company Secretary

Ms Look Pui Fan

Registered Office

20th Floor, Devon House, Taikoo Place,
979 King's Road, Quarry Bay, Hong Kong

Principal Bankers

Bank of China
The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Share Registrar

Abacus Share Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

American Depositary Receipts

(Depositary and Registrar)
Citibank, N.A.
5th Floor, 111 Wall Street,
New York 10005, USA

Website

http://www.legendgrp.com

董事會

執行董事

柳傳志先生（主席）
楊元慶先生（副主席兼總裁）
馬雪征女士

非執行董事

曾茂朝先生

獨立非執行董事

黃偉明先生
吳家瑋教授

公司秘書

陸佩芬女士

註冊辦事處

香港鰂魚涌英皇道979號
太古坊德宏大廈20樓

主要往來銀行

中國銀行
香港上海滙豐銀行有限公司
渣打銀行

核數師

羅兵咸永道會計師事務所
執業會計師

股份過戶登記處

雅柏勤證券登記有限公司
香港中環干諾道中111號
永安中心5樓

美國存託憑證

（存託及登記處）
花旗銀行
5th Floor, 111 Wall Street,
New York 10005, USA

網站

http://www.legendgrp.com



LEGEND GROUP LIMITED

Design : The Design Associates Ltd

PR Consultant : Strategic Financial Relations Limited

Photography : Alfred Ko

Printing : Vite Limited

This Annual Report is printed on recycled paper